Form 10-K, Exhibit 13
period 1993-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 1994-03-28
CIK 22198

MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS

Zimmer Disallowance Causes Loss

 The Company had a $55.9 million net loss before preferred stock dividend requirements, a decrease of $132.1 million compared to 1992 net income of $76.2 million. The loss in 1993 was due to a $144.5 million after tax dis-allowance of a portion of the Company's Zimmer Plant investment. In November 1993 the Ohio Supreme Court rejected the Company's argument that it should be allowed to include in rates certain costs incurred in the conversion of the Zimmer Plant from a nuclear project to a coal-fired generating station.

 The Supreme  Court also ruled that  the Public Utilities  Commission of Ohio
(PUCO) lacked authority to order a rate phase-in. In response to this ruling, the Company requested and was granted by the PUCO, a 7.11 percent increase in rates effective February 1, 1994. The increase includes a 3.72 percent base rate increase, which represents the acceleration of the final step of the court rejected rate phase-in plan, and a 3.39 percent surcharge, which provides for recovery of the deferrals under the phase-in plan and a return thereon, to be collected over a period that is not expected to exceed four and one-half years.

 Excluding the disallowance, net income for 1993 would have been $88.6 million, a 16% increase over 1992. This increase in earnings is attributable to improved sales reflecting a return to normal weather, a rate increase from the initial step of the phase-in plan in May 1992 and decreased interest expense due to refinancings.

Operating Revenues and Energy Sales Increase

 Operating revenues for 1993 increased $109.7 million or 13% over 1992.   The
components of the change in revenues were as follows:

                              Increase (Decrease)
(dollars in millions)         From Previous Year
                                 Amount    %

Retail:
  Price variance                 $ 51.2
  Volume variance                  36.5
  Fuel Cost Recoveries              9.9
                                   97.6   12.7
Wholesale:
  Price variance                    5.4
  Volume variance                   5.2
  Fuel Cost Recoveries             (0.2)
                                   10.4   16.0
Other Operating Revenues            1.7
  Total                          $109.7   13.0


 The increase in retail revenues reflects the rate increases in May 1992 and May 1993 under the phase-in plan, a return to normal weather and higher fuel cost recoveries. Wholesale revenues and sales increased due to the return to normal weather and a decrease in the availability of unaffiliated generating units.

Operating Expenses Increased

 Operating expenses increased $81.8 million or 11% in 1993. Changes in the components of operating expenses were as follows:

                              Increase (Decrease)
(dollars in millions)         From Previous Year
                                 Amount    %

Fuel                             $(1.3)  (0.7)
Purchased Power                   22.3   16.2
Other Operation                   10.4    6.5
Maintenance                       17.0   31.2
Depreciation                       8.2   10.7
Deferred of Zimmer Plant
  Phase-in Costs                   0.4    4.6
Taxes Other Than
  Federal Income Taxes             4.6    4.9
Federal Income Taxes              20.2  104.7
    Total Operating Expenses     $81.8   11.3

 The increase in purchased power expense resulted primarily from an increase in energy purchases from the American Electric Power System Power Pool (Power
Pool) to meet increased demand, as well as higher capacity charges from the Power Pool. Capacity charges are allocated based on relative peak demands of Power Pool members. The Company's share of the Power Pool capacity charges increased as a result of record peak demands experienced by the Company in the summer of 1993.

 From January through May 1992 Zimmer Plant expenses for operation, mainte-nance, depreciation and taxes other than federal income taxes totaling $14.6 million were deferred pending rate relief. Commencing with rate recovery in May 1992, these deferrals are being amortized and recovered over 10 years. The cessation of deferrals and subsequent amortization contributed signifi-cantly to the increases in other operation, maintenance, depreciation and taxes other than federal income taxes. Other factors contributing to the increase in other operation expense were severance costs recorded in connec-tion with a restructuring and combination program and a change in accounting effective January 1, 1993, from pay-as-you-go to accrual accounting for postretirement benefits other than pensions. Maintenance expense also increased due to additional boiler maintenance at Conesville, Zimmer and Stuart Generating Plants.

 The increase in revenues accounted for the remaining increase in taxes other than federal income taxes due to higher gross receipts taxes. The increase in federal income taxes attributable to operations was primarily due to an increase in pre-tax operating income.

Deferred Zimmer Plant Carrying Charges

 Deferred carrying charges were recorded on the full Zimmer Plant investment from the in-service date of March 1991 until phased-in rate relief was granted in May 1992. Recovery of this deferral will be sought in the next PUCO base rate proceeding. Under the phase-in plan, a deferred return has been recorded since May 1992 on the portion of the allowed Zimmer investment not yet reflected in rates. This deferral, which was to be recovered over ten years, will be recovered over a period not expected to exceed four and one-half years from February 1994 as a result of the November 1993 Ohio Supreme Court order. Since the phase-in plan deferrals were only on the allowed Zimmer investment not phased into rate base, and the pre-rate relief deferral was on the total plant investment, deferred Zimmer Plant carrying charges declined.

Regulatory Assets and Deferred Tax Liabilities Increase

 The Company prospectively adopted a new accounting standard for income taxes on January 1, 1993. The new standard required, among other things, that regulated entities record deferred tax liabilities on temporary differ-ences previously flowed-through for rate-making and book accounting. Where rate-making provides for flow-through treatment, corresponding regulatory assets were recorded resulting in a significant increase in total assets and liabilities.

INDEPENDENT AUDITORS' REPORT






To the Shareowners and Board of
 Directors of Columbus Southern
 Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's manage-ment. Our responsibility is to express an opinion on these financial state-ments based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signifi-cant estimates made by management, as well as evaluating the overall finan-cial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted account-ing principles.

As discussed in Notes 1 and 6 in Notes to Consolidated Financial Statements, effective January 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."




DELOITTE & TOUCHE
Columbus, Ohio

February 22, 1994

Consolidated Statements of Income
                                                             Year Ended December 31,
                                                      1993           1992          1991
                                                            (in thousands)
OPERATING REVENUES                                    $953,652       $843,996      $858,290

OPERATING EXPENSES:
   Fuel                                                186,761        188,077       180,993
   Purchased Power                                     159,979        137,718       182,856
   Other Operation                                     170,397        160,008       164,491
   Maintenance                                          71,537         54,533        66,580
   Depreciation                                         84,883         76,710        77,436
   Deferral of Zimmer Plant Phase-in Costs              (8,913)        (9,346)         -
   Taxes Other Than Federal Income Taxes                99,348         94,714        79,299
   Federal Income Taxes                                 39,444         19,267         5,761
          TOTAL OPERATING EXPENSES                     803,436        721,681       757,416

OPERATING INCOME                                       150,216        122,315       100,874

NONOPERATING INCOME:
  Deferred Zimmer Plant Carrying
    Charges (net of tax)                                25,343         41,901        38,483
  Other                                                  2,000          5,269        16,516
          TOTAL NONOPERATING INCOME                     27,343         47,170        54,999
Loss From Zimmer Plant Disallowance:
  Disallowed Cost                                      159,067           -             -
  Related Income Taxes                                 (14,534)          -             -
          NET ZIMMER LOSS                              144,533           -             -

INCOME BEFORE INTEREST CHARGES                          33,026        169,485       155,873

INTEREST CHARGES                                        88,924         93,241        88,894

NET INCOME (LOSS)                                      (55,898)        76,244        66,979

PREFERRED STOCK DIVIDEND REQUIREMENTS                   11,062         10,220         7,125

EARNINGS (LOSS) APPLICABLE TO COMMON STOCK           $ (66,960)      $ 66,024      $ 59,854


See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                          December 31,
                                                                   1993            1992
                                                                    (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                    $1,443,506      $1,586,554
   Transmission                                                     295,539         292,125
   Distribution                                                     755,342         719,781
   General                                                           97,874          94,599
   Construction Work in Progress                                     52,794          31,447
                 Total Electric Utility Plant                     2,645,055       2,724,506

   Accumulated Depreciation                                         811,817         754,367
                 NET ELECTRIC UTILITY PLANT                       1,833,238       1,970,139

OTHER PROPERTY AND INVESTMENTS                                       34,558          32,049

CURRENT ASSETS:
   Cash and Cash Equivalents                                          6,633           8,322
   Special Deposits - Restricted Funds                                 -              1,293
   Accounts Receivable:
      Customers                                                      42,906          33,865
      Miscellaneous                                                   9,182          10,534
      Allowance for Uncollectible Accounts                             (991)         (1,332)
   Fuel - at average cost                                            32,257          33,748
   Materials and Supplies - at average cost                          25,772          25,709
   Accrued Utility Revenues                                          28,889          16,290
   Prepayments                                                       28,372          28,750
   Other                                                              1,863           4,323
                 TOTAL CURRENT ASSETS                               174,883         161,502


REGULATORY ASSETS:
   Amounts Due From Customers For Future
     Federal Income Taxes                                           290,644            -
   Other                                                            249,348         207,680
                 TOTAL REGULATORY ASSETS                            539,992         207,680
                     TOTAL                                       $2,582,671      $2,371,370

See Notes to Consolidated Financial Statements.

                                                                          December 31,
                                                                   1993            1992
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 24,000,000 Shares
      Outstanding - 16,410,426 Shares                            $   41,026      $   41,026
   Paid-in Capital                                                  566,046         566,046
   Retained Earnings                                                 18,288         127,562
                Total Common Shareowner's Equity                    625,360         734,634
   Cumulative Preferred Stock -
       Subject to Mandatory Redemption                              125,000         125,000
   Long-term Debt                                                   997,013         928,671

                TOTAL CAPITALIZATION                              1,747,373       1,788,305

OTHER NONCURRENT LIABILITIES                                         17,189          10,681

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                20,700          49,250
   Short-term Debt                                                   25,225          53,819
   Accounts Payable:
      General                                                        37,258          33,488
      Affiliated Companies                                           13,289          13,723
   Taxes Accrued                                                    114,233         118,431
   Interest Accrued                                                  23,245          26,048
   Other                                                             22,189          20,471
                TOTAL CURRENT LIABILITIES                           256,139         315,230


DEFERRED FEDERAL INCOME TAXES                                       474,290         173,479

DEFERRED INVESTMENT TAX CREDITS                                      68,533          74,011

DEFERRED CREDITS                                                     19,147           9,664

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                        $2,582,671      $2,371,370

Consolidated Statements of Cash Flows
                                                               Year Ended December 31,
                                                      1993           1992          1991
                                                                (in thousands)
OPERATING ACTIVITIES:
   Net Income (Loss)                                 $(55,898)       $ 76,244      $ 66,979
   Adjustments for Noncash Items:
      Depreciation                                      84,462         84,755        77,775
      Deferred Federal Income Taxes                     10,167         36,908         6,863
      Deferred Investment Tax Credits                   (5,471)        (4,787)       (3,562)
      Deferred Fuel Costs (net)                          3,659         (4,236)       10,541
      Allowance for Equity Funds Used
        During Construction                               (179)          -          (10,241)
      Deferred Zimmer Plant Operating Expenses
        and Carrying Charges                           (46,475)       (77,532)      (38,483)
      Loss from Zimmer Plant Disallowance              159,067           -             -
      Changes in Certain Current Assets and
        Liabilities:
         Special Deposits - Restricted Funds             1,293         17,612        18,883
         Accounts Receivable (net)                      (8,030)         3,540        (6,780)
         Fuel, Materials and Supplies                    1,428          6,091        (3,476)
         Accrued Utility Revenues                      (12,599)        (4,586)       (1,834)
         Accounts Payable                                3,336         (8,068)      (14,465)
      Other (net)                                         (228)        (2,056)       10,452
           Net Cash Flows From Operating Activities    134,532        123,885       112,652

INVESTING ACTIVITIES:
   Construction Expenditures                           (88,784)       (76,262)     (107,661)
   Allowance for Equity Funds Used
     During Construction                                   179           -           10,241
   Proceeds from Sale and Leaseback
     Transactions and Other                              2,659           -             -
          Net Cash Flows Used For
           Investing Activities                        (85,946)       (76,262)      (97,420)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company              -            20,000        40,000
   Issuance of Cumulative Preferred Stock                 -            49,448          -
   Issuance of Long-term Debt                          197,722        251,046       185,658
   Retirement of Long-term Debt                       (166,166)      (278,918)     (197,262)
   Change in Short-term Debt (net)                     (28,594)       (12,381)       41,600
   Dividends Paid on Common Stock                      (42,175)       (68,760)      (76,801)
   Dividends Paid on Cumulative Preferred Stock        (11,062)        (9,564)       (6,571)
          Net Cash Flows Used For
            Financing Activities                       (50,275)       (49,129)      (13,376)

Net Increase (Decrease) in Cash and Cash Equivalents    (1,689)        (1,506)        1,856
Cash and Cash Equivalents January 1                      8,322          9,828         7,972
Cash and Cash Equivalents December 31                $   6,633       $  8,322      $  9,828

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                              Year Ended December 31,
                                                       1993           1992          1991
                                                                (in thousands)
Retained Earnings January 1                           $127,562       $130,765      $147,851

Net Income (Loss)                                      (55,898)        76,244        66,979
                                                        71,664        207,009       214,830
Deductions:
Cash Dividends Declared:
   Common Stock                                         42,175         68,760        76,801
   Cumulative Preferred Stock:
      7-7/8% Series                                      3,937          3,423          -
      9.50%  Series                                      7,125          7,125         7,125
                Total Cash Dividends Declared           53,237         79,308        83,926
Other                                                      139            139           139
                Total Deductions                        53,376         79,447        84,065

Retained Earnings December 31                         $ 18,288       $127,562      $130,765


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in central and southern Ohio. As a member of the American Electric Power (AEP) System Power Pool (Power
Pool) and a signatory company to the AEP Transmission Equalization Agreement, CSPCo's facilities are operated in conjunction with the facilities of certain other AEP Co., Inc. owned utilities as an integrated utility system.

   The Company's three wholly-owned subsidiaries are: Conesville Coal Prepa-ration Company (CCPC) which provides coal washing services for one of the Company's generating stations; Simco Inc. which is engaged in leasing a coal conveyor system to CCPC; and Colomet, Inc. which is engaged in real estate activities for its parent.

Regulation

   As a member of the AEP System, CSPCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commis-sion (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated  financial statements include CSPCo  and its wholly-owned
subsidiaries.   Significant  intercompany  items were  eliminated in  consol-
idation.

Basis of Accounting

   As a rate-regulated entity, CSPCo's financial statements reflect the ac-tions of the regulators that may result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), regulatory assets and liabilities are recorded to defer expenses or revenues reflecting such rate-making differences.

Utility Plant

   Electric utility plant is stated at original cost less any regulatory dis-allowances and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retire-ments from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

   The costs of labor, materials and overheads incurred to operate and main-tain utility plant are included in operating expenses.


Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash income item that is recovered over the service life of utility plant through depreciation and represents the estimated cost of bor-rowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 4.75%, 3.75% and 10.50% in 1993, 1992 and 1991, respectively, and the amounts of AFUDC accrued were $1.2 million in 1993, $.5 million in 1992 and $19.4 million in 1991.

Depreciation

   Depreciation is provided on a straight line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class (i.e., production, transmission, dis-tribution, etc.). Amounts to be used for demolition of plant are presently recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include unrestricted special deposits, working funds and temporary cash investments with original maturities of three months or less.

Sale of Receivables

   Under an agreement that expires in 1995, CSPCo can sell up to $50 million of undivided interests in designated pools of accounts receivable and accrued utility revenues with limited recourse. As collections reduce previously sold pools, interests in new pools are sold. At December 31, 1993 and 1992, $50 million remained to be collected and remitted to the buyer. The agree-ment may be terminated at any time.

Operating Revenues

   Revenues include an accrual for electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

   Changes in retail jurisdictional fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism. Wholesale jurisdictional fuel costs changes are expensed and billed as incurred.

Income Taxes

   Effective January 1, 1993, the Company adopted the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under this standard deferred federal income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. In prior years deferred federal income taxes were provided for timing differences between book and taxable income except where flow-through accounting for certain differences was reflected in rates. Flow-through accounting is a method whereby federal income tax expense for a particular item is the same for accounting and ratemaking as in the federal income tax return. As a result of the adoption of SFAS 109 significant additional deferred tax liabilities were recorded for items afforded flow-through treatment in rates. In accordance with SFAS 71 significant corresponding regulatory assets were also recorded to reflect the future recovery of additional taxes due when the temporary differences reverse. As a result of this change in accounting effective January 1, 1993, deferred federal income tax liabilities increased by $342.6 million and regulatory assets by $342.1 million, and net income was reduced by $.5 million.

   Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related plant investment in accordance with rate-making treatment.

Debt and Preferred Stock

   Gains  and losses on  reacquired debt are deferred  and amortized over the
term of  the reacquired debt.   If the  debt is refinanced  the reacquisition
costs are deferred and amortized over the term of the replacement debt.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred and amortized in accordance with rate-making treatment.

Other Property and Investments

   Other property and investments are generally stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.


2. ZIMMER PLANT:

   The Zimmer Plant is a 1,300-mw coal-fired plant which commenced commercial operation in March 1991 after its conversion from a nuclear project. CSPCo owns 25.4% of the plant with the remainder owned by two unaffiliated compa-nies.

   In May 1992, the PUCO issued an order regarding CSPCo's April 1991 request for a $202.5 million rate increase. The order provided for a phased-in rate increase of $123 million to be implemented in three steps over a two year period and disallowed $165 million of Zimmer Plant investment.

   A request to the PUCO by CSPCo for rehearing was denied except for certain minor rate design and accounting related issues. A stipulation agreement with the PUCO staff resolved these minor issues and the PUCO approved the stipulation which provided for approximately $1.5 million of additional revenues annually.

   CSPCo appealed the PUCO ordered Zimmer disallowance and phase-in plan to the Ohio Supreme Court. In November 1993 the Supreme Court issued a decision on CSPCo's appeal affirming the disallowance and finding that the PUCO did not have statutory authority to order phased-in rates. The Court instructed the PUCO to fix rates to provide gross annual revenues in accordance with the law and to provide a mechanism to recover the revenues deferred under the phase-in order which through December 31, 1993 totaled $93.9 million.

   As a result of the ruling, 1993 net income was reduced by $144.5 million after tax to reflect the disallowance and in January 1994, the PUCO approved a 7.11% rate increase effective February 1, 1994. The increase is comprised of a 3.72% base rate increase and a temporary 3.39% surcharge, which will be in effect until the phase-in plan deferrals are recovered, estimated to be for a period of less than four and one-half years. The recovery of deferrals and the increase in rates to the full rate level will not affect net income.

   In accordance with a PUCO accounting order deferred carrying charges were recorded on the full Zimmer Plant investment from the in-service date of March 1991 until phased-in rate relief was granted in May 1992 and totaled $43.1 million at December 31, 1993. Recovery of this deferral will be sought in the next PUCO base rate proceeding. The PUCO issued an accounting order that authorized the Company to defer Zimmer related operating costs incurred from January 1992 until the Company placed new rates into effect in May 1992. These deferred costs totaled $14.6 million and are being recovered in rates over 10 years. At December 31, 1993 the unrecovered balance was $10.5 million.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made although no new generating capacity is expected to be constructed until the next century. The aggregate construction expenditures for 1994-1996 are estimated to be $348 million and include the capital cost of compliance with the Clean Air Act Amendments of 1990 (CAAA).

   Long-term fuel supply contracts contain clauses for periodic adjustments. The PUCO has a fuel clause mechanism that provides with their review and approval for deferred recovery of changes in the cost of fuel. The contracts are for various terms, the longest of which extend to 2011, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Environmental Matters - Clean Air

   The CAAA require significant reductions in sulfur dioxide and nitrogen oxides emitted from various existing AEP System generating plants. The law established a deadline of 1995 for the first phase of reductions in sulfur dioxide emissions (Phase I) and 2000 for the second phase (Phase II) as well as a permanent nationwide cap on sulfur dioxide emissions after 1999.

   Under an AEP Systemwide plan the Company will modify Conesville Units 1-3 to allow use of either low sulfur coal or natural gas at an estimated capital cost of $30 million. Also the compliance plan calls for switching to moderate-sulfur coal at Beckjord Unit 6 (a unit jointly owned with two unaffiliated utilities) with no additional capital cost. Although Conesville Unit 4 is an affected Phase I unit, it does not require operating or fuel changes under the compliance plan since the plan provides for under-compli-ance at Conesville 4 to be offset by over-compliance at other AEP System units. The Company's other generating units are not affected in Phase I.

   The Company will incur a portion of the costs of Phase I compliance for the AEP System through the Power Pool (which is described in Note 5). The compliance plan for the AEP System's generating units affected by Phase I includes installation of flue gas desulfurization systems (scrubbers) at the two-unit 2,600-mw Gavin Plant owned by an affiliate, Ohio Power Company and fuel switching at other affected affiliated plants. The Company will incur additional costs to comply with Phase II requirements at its generating plants and those of affiliated Power Pool members.

   If compliance costs are not recovered from customers, results of opera-tions and financial condition would be adversely impacted.

Other Environmental Matters

   The Company and its subsidiaries are subject to regulation by federal, state and local authorities with respect to air and water quality and other environmental matters.

   The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation. Management has no knowledge of any material cleanup costs.

Litigation

   The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.


4. COMMON SHAREOWNER'S EQUITY:

   The Company received from its parent cash capital contributions of $20 million in 1992 and $40 million in 1991 which were credited to paid-in capital. There were no other material transactions affecting the common stock and paid-in capital accounts in 1993, 1992 and 1991.


5. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $12.5 million in 1993, $13 million in 1992 and $8.8 million in 1991 for supplying energy to the Power Pool.

   Charges for Power Pool capacity and energy were included in purchased power expense as follows:

                           Year Ended December 31,
                          1993        1992       1991
                                 (in thousands)

Capacity Charges        $ 85,450    $ 81,727  $ 91,267
Energy Charges            68,277      48,966    78,482

     Total              $153,727    $130,693  $169,749

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share was included in operating revenues in the amount of $49.4 million in 1993, $40 million in 1992 and $56.5 million in 1991.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $6.2 million in 1993, $7 million in 1992 and $13 million in 1991. Revenues from these transactions are included in the above Power Pool wholesale sales.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in trans-mission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes $31.2 million, $29.9 million and $31.4 million for transmission services in 1993, 1992 and 1991, respectively.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are determined by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


6. BENEFIT PLANS:

 The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Effective January 1, 1992 employees may retire without reduction of benefits at age 62 and with reduced benefits as early as age 55. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by law.

 Net pension costs for the years ended December 31, 1993, 1992 and 1991 were $2.5 million, $3.9 million and $0.5 million, respectively.

 An employee savings plan is offered which allows participants to contribute up to 16% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. The Company contributes an amount equal to one-half of the first 6% of the employees' contribution. The Company's contribution is invested in AEP Co., Inc. common stock and totaled $1.9 million in 1993, 1992 and 1991.

 Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for health care and life insurance benefits if they have at least 10 service years and, effective January 1, 1992, are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled, $1.9 million and $2 million in 1992 and 1991, respectively.

 SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993. SFAS 106 requires accrual of the present value liability for the cost of postretirement benefits other than pensions (OPEB) during the employee's service years. Prior service costs are being recognized as a transition obligation over 20 years in accordance with SFAS 106. OPEB costs are based on actuarially-determined stand alone costs for each System company. The funding policy is to contribute incremental amounts recovered through rates and cash generated by the corporate owned life insurance (COLI) program. The annual accrued costs for 1993 required by SFAS 106 for employees and retirees, which includes the recognition of one-twentieth of the prior service transition obligation, was $9.7 million.

 The Company received approval from the PUCO and FERC to defer under certain conditions the increased OPEB costs not being currently recovered in rates. Future recovery of the deferrals and the annual ongoing OPEB costs will be sought in the next base rate filing. At December 31, 1993, $3.3 million of such OPEB costs were deferred.

 To reduce the impact of adopting SFAS 106, management took several mea-sures. First, a Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established. A $3.8 million advance contribution was made in 1990, the maximum amount deductible for federal income tax purposes. In addition, to help fund and reduce the future costs of OPEB benefits, a program of COLI was implemented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substan-tial policy loans, as other property and investments. The policies generated cash of $1,680,000 in 1993, $741,000 in 1992 and $74,000 in 1991 inclusive of related tax benefits which was contributed to the VEBA trust fund. In 1997 the premium will be fully paid and the cash generated by the policies should increase significantly.

7. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $ 34,235              $  (619)               $ 2,086
  Deferred                                                       8,935               24,386                  6,895
  Deferred Investment Tax Credits                               (3,726)              (4,500)                (3,220)
        Total                                                   39,444               19,267                  5,761
Charged (Credited) to Nonoperating Income (net):
  Current                                                       (4,777)              (4,113)                (4,313)
  Deferred                                                      14,559               12,522                    (32)
  Deferred Investment Tax Credits                                 (538)                (287)                  (342)
        Total                                                    9,244                8,122                 (4,687)
Credited to Loss from Zimmer Disallowance (net):
  Deferred                                                     (13,327)                -                      -
  Deferred Investment Tax Credits                               (1,207)                -                      -
        Total                                                  (14,534)                -                      -

Total Federal Income Taxes as Reported                         $34,154              $27,389                $ 1,074

   The following is a reconciliation of the difference  between the amount of federal  income  taxes computed  by  multiplying book  income  before federal income taxes  by the  statutory tax  rate, and the  amount of  federal income taxes reported.
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Net Income (Loss)                                             $(55,898)             $ 76,244              $ 66,979
Federal Income Taxes                                            34,154                27,389                 1,074
Pre-tax Book Income (Loss)                                    $(21,744)             $103,633              $ 68,053

Federal Income Taxes on Pre-tax Book Income (Loss) at
  Statutory Rate (35% in 1993 and 34% in 1992 and 1991)       $(7,610)               $35,235              $ 23,138
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Allowance for Funds Used During Construction                 -                      -                   (6,102)
    Deferred Zimmer Plant Carrying Charges                        928                 (6,021)              (13,084)
    Corporate Owned Life Insurance                             (3,351)                (2,702)               (2,115)
    Removal Costs                                                (183)                (1,193)               (2,452)
    Depreciation                                                8,604                  7,773                 6,964
    Zimmer Plant Disallowance                                  42,346                   -                     -
    Investment Tax Credits (net)                               (5,468)                (3,760)               (3,998)
    Other                                                      (1,112)                (1,943)               (1,277)
Total Federal Income Taxes as Reported                        $34,154                $27,389              $  1,074

Effective Federal Income Tax Rate                                 N/A                   26.4%                  1.6%

   The  following are  the principal  components of  federal income  taxes as reported:
                                                                           Year Ended December 31,
                                                                1993                  1992                  1991
                                                                                 (in thousands)
Current:
  Federal Income Taxes                                        $ 29,455               $(5,759)             $(1,791)
  Investment Tax Credits                                             3                 1,027                 (436)
Total Current Federal Income Taxes                              29,458                (4,732)              (2,227)
Deferred:
  Depreciation                                                  10,389                11,302                8,088
  Removal Costs                                                  2,188                 1,734                 -
  Percentage Repair Allowance                                    1,958                 1,932                2,314
  Deferred Fuel Costs                                           (1,168)                1,304               (3,584)
  Deferred Return - Zimmer Plant                                14,018                12,459                 -
  Deferred Expenses - Zimmer Plant                               2,763                 6,454                 -
  Zimmer Plant Disallowance                                    (13,327)                -                     -
  Property Tax Adjustments                                      (5,976)                 (252)               1,129
  Loss on Reacquired Debt                                        1,677                 3,544                  454
  Other                                                         (2,355)               (1,569)              (1,538)
Total Deferred Federal Income Taxes                             10,167                36,908                6,863
Total Deferred Investment Tax Credits                           (5,471)               (4,787)              (3,562)
Total Federal Income Taxes as Reported                        $ 34,154               $27,389              $ 1,074

   The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses and in-vestment tax credits utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP, is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation ap-proximates a separate return result for each company in the consolidated group.

   The AEP System settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

   The net deferred tax liability of $474 million at December 31, 1993 is composed of deferred tax assets of $76 million and deferred tax liabilities of $550 million. The significant temporary differences giving rise to the net deferred tax liability are:

                                       Deferred Tax
                                         Liability
                                       (in thousands)

  Property Related Temporary Differences  $(322,299)
  Amounts Due From Customers
    For Future Federal Income Taxes        (101,725)
  Deferred Return - Zimmer Plant            (26,477)
  All Other (net)                           (23,789)

      Total Net Deferred Tax Liability    $(474,290)


8. SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1993      1992      1991
                                 (in thousands)
Taxes Other Than Federal
 Income Taxes include:
Real and Personal
 Property                  $54,446   $51,309   $38,168
State Gross Receipts        37,378    35,942    33,866
Payroll                      6,277     6,238     6,040
Other                        1,247     1,225     1,225
    Total                  $99,348   $94,714   $79,299


Cash was paid (received)
  for: Interest (net of
    capitalized amounts)   $88,141   $93,428  $82,752
  Income Taxes              35,514    (7,643)  (5,338)

Noncash Acquisitions under
 Capital Leases were         8,672     4,017    4,195

9. COMMON OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES:

   The Company jointly owns, as tenants in common, four generating units and transmission facilities with two unaffiliated companies. Each of the participating companies is obligated to pay its share of the costs of any such jointly owned facilities in the same proportion as its ownership interest. The Company's proportionate share of the operating costs associat-ed with such facilities is included in the Consolidated Statements of Income and the amounts reflected in the accompanying Consolidated Balance Sheets under utility plant include such costs as follows:

                                                                              Company's Share
                                                                                December 31,
                                                                      1993                        1992
                                                 Percent      Utility    Construction     Utility    Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                               (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 12,518      $  141      $   12,474      $   88
  Conesville Generating Station (Unit No. 4)       43.5         77,527         371          75,445         541
  J.M. Stuart Generating Station                   26.0        168,419       6,979         165,359       3,294
  Wm. H. Zimmer Generating Station                 25.4        695,121       1,210         851,478         780
                                                              $953,585      $8,701      $1,104,756      $4,703

Transmission                                        (a)       $ 58,730      $    6      $   58,645      $    3

(a) Varying percentage of ownership.

   At December 31, 1993 and 1992, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $189.4 million and $169.6 million, respectively.

10.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1993, authorized shares of cumulative preferred stock were as follows:

        Par Value                     Shares Authorized

          $100                           2,500,000
            25                           7,000,000

   The cumulative preferred stock outstanding is shown below and has an involuntary liquidation preference of par value.

Series                         9.50% (a)    7-7/8% (b)
Call Price December 31, 1993   $109.50      $107.88
Par Value                      $100         $100
Shares Outstanding
December 31, 1993              750,000      500,000
Amount (in thousands)          $75,000      $50,000

(a) Commencing in 1996, a sinking fund will require the redemption of 37,500 shares at $100 a share on or before February 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 37,500 shares. Redemption of this series is restricted prior to November 1, 1995.

(b) Commencing in 1998, a sinking fund will require the redemption of 25,000 shares at $100 a share on or before May 1, of each year. The Company has the right, on each sinking fund date, to redeem an additional 25,000 shares. Redemption of this series is restricted prior to March 1, 1997.

  In 1992 the  7-7/8% Series Cumulative  Preferred Stock  was issued.   There
were no other preferred stock transactions in 1993, 1992 or 1991.


11.  LEASES:

  Leases of property, plant and equipment are for periods up to 31 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.
   Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rentals are as follows:

                                   Year Ended December 31,
                                   1993       1992      1991
                                        (in thousands)

Operating Leases                  $ 8,873    $10,342   $11,112
Amortization of Capital
  Leases                            3,032      2,289     2,237
Interest on Capital Leases            763        644       829
  Total Rental Payments           $12,668    $13,275   $14,178

   Properties under capital leases and related obliga-
tions  recorded on the Consolidated Balance Sheets are
as follows:
                                             December 31,
                                           1993       1992
                                             (in thousands)

Electric Utility Plant:
  Production                               $ 1,952    $ 2,841
  Transmission                                 330        412
  General                                   21,093     17,742
    Total Electric Utility Plant            23,375     20,995
  Other Property                             2,548       -
    Total Properties                        25,923     20,995
  Accumulated Amortization                  10,686     11,044
       Net Properties under Capital Lease  $15,237    $ 9,951

Obligations under Capital Leases           $15,237    $ 9,951
Less Portion Due Within One Year             3,075      2,495
Noncurrent Liability                       $12,162    $ 7,456

   Properties  under  operating  leases   and  related
obligations  are  not  included  in  the  Consolidated
Balance Sheets.

   Future  minimum  lease  rentals  consisted  of  the
following at December 31, 1993:
                                            Non-
                                          cancelable
                               Capital     Operating
                               Leases      Leases
                                 (in thousands)

   1994                        $ 3,871    $ 6,814
   1995                          3,234      6,606
   1996                          2,409      6,330
   1997                          1,977      6,012
   1998                          1,647      5,720
   Later Years                   5,110     21,604
   Total Future Minimum Lease
      Payments                  18,248    $53,086
  Less Estimated Interest
       Element                   3,011
   Estimated Present Value of
      Future Minimum Lease
        Payments               $15,237

12.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                            December 31,
                                          1993       1992
                                          (in thousands)

First Mortgage Bonds                  $  876,926   $835,487
Installment Purchase Contracts            90,787     92,434
Notes Payable due 1995                    50,000     50,000
                                       1,017,713    977,921
Less Portion Due Within One Year          20,700     49,250
  Total                               $  997,013   $928,671

   First mortgage bonds outstanding were as follows:
                                           December 31,
                                          1993       1992
                                           (in thousands)

% Rate       Due
8.95  1995 - December 20                $ 30,000   $ 30,000
8-5/8 1996 - February 1*                 100,000    100,000
9.45  1996 - May 1                          -        18,000
6-1/4 1997 - October 1                    14,640     14,640
9.15  1998 - February 2                   57,000     57,000
9.20  1998 - March 1                        -        24,750
7     1998 - June 1                       24,750     24,750
9     1999 - December 1                   19,700     20,000
9.31  2001 - August 1                     30,000     30,000
7.95  2002 - July 1                       40,000     40,000
7.25  2002 - October 1                    75,000     75,000
7.15  2002 - November 1                   20,000     20,000
6.80  2003 - May 1                        50,000       -
6.60  2003 - August 1                     40,000       -
6.10  2003 - November 1                   20,000       -
8-7/8 2006 - September 1                    -        35,000
9-1/2 2015 - August 1                       -        80,000
9     2017 - March 1                     100,000    100,000
9.625 2021 - June 1                       50,000     50,000
8.70  2022 - July 1                       35,000     35,000
8.40  2022 - August 1                     15,000     15,000
8.55  2022 - August 1                     15,000     15,000
8.40  2022 - August 15                    40,000     40,000
8.40  2022 - October 15                   15,000     15,000
7.90  2023 - May 1                        50,000       -
7.75  2023 - August 1                     40,000       -
Unamortized Discount (net)                (4,164)    (3,653)
                                         876,926    835,487
Less Portion Due Within One year          20,700      4,250
  Total                                 $856,226   $831,237
*Called for redemption and refinanced in 1994.

   Certain indentures relating to the first mortgage bonds contain improve-ment, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.

   Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by governmental authorities as follows:
                                        December 31,
                                      1993       1992
                                       (in thousands)
% Rate    Due
Ohio Air Quality Development
 Authority:
6-3/8 (a) 2020 - December 1          $48,550     $48,550
6-1/4 (b) 2020 - December 1           43,695      45,000
Unamortized Discount                  (1,458)     (1,116)
                                      90,787      92,434
  Less Portion Due Within One Year      -         45,000

  Total                              $90,787     $47,434

(a) On December 1, 1992 the interest rate converted from an adjustable rate of 6.90% to the above fixed rate.
(b) On June 1, 1993 the interest rate converted from an adjustable rate of 6-5/8% to the above fixed rate.

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

   Portions of the proceeds of the installment purchase contracts and accumulated interest were deposited with trustees to be used only for speci-fied purposes. Approximately $1.3 million of funds so deposited were included in special deposits - restricted funds at December 31, 1992.

   The notes payable due 1995 were issued under a term loan agreement in 1991 and bear interest at a fixed rate of 8.79% until maturity.
   At December 31, 1993 annual long-term debt payments, excluding premium or discount, are as follows:

                                  Principal Amount
                                   (in thousands)

  1994                               $   20,700
  1995                                   80,000
  1996                                     -
  1997                                   14,640
  1998                                   81,750
  Later Years                           826,245
    Total                            $1,023,335


   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million and futher limited by provisions of the notes payable to $140 million. Lines of credit are shared with AEP System companies and at December 31, 1993 and 1992 were available in the amounts of $512 million and $521 million, respectively. Commitment fees of approximately 3/16 of 1% a year are paid to the banks to maintain the lines of credit. Outstanding short-term debt consisted of $12.5 million of notes payable and $12.7 million of commercial paper at December 31, 1993 and $34.7 million of notes payable and $19.1 million of commerical paper at December 31, 1992.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1993 and 1992 fair values for preferred stock subject to mandatory redemption were $138 million and $125 million, and for long-term debt were $1,076 million and $1,014 million, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods  Operating  Operating       Net
     Ended          Revenues   Income    Income (Loss)
1993
 March 31           $219,875    $29,960  $  18,230
 June 30             219,820     33,136     18,650
 September 30        276,438     50,795   (110,257)(a)
 December 31         237,519     36,325     17,479

1992
 March 31            202,579     23,745     12,679
 June 30             198,455     26,324     14,546
 September 30        230,316     38,995     27,144
 December 31         212,646     33,251     21,875

(a) Includes loss from Zimmer Disallowance as discussed in Note 2.