Form 10-K405, Exhibit 13
period 1994-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 1995-03-28
CIK 22198

MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS

Net Income Increases

  Net income increased by $166 million in 1994 due to the effect of a $144.5 million after tax loss recorded in 1993 as a result of a disallowance of a portion of the Company's investment in its Zimmer Plant. Excluding the 1993 disallowance, net income would have increased by $21 million in 1994 due to the favorable impact of increased retail energy sales reflecting unseasonable weather in January and June 1994 and the refinancing of debt at lower interest rates.

Operating Revenues Increase

  Operating  revenues  for  1994  increased  $77.5  million  or  8.1%.    The
components of the change in revenues were as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Price variance . . . . . . . .   $66.6
  Volume variance. . . . . . . .     6.0
  Fuel Cost Recoveries . . . . .    (2.0)
                                    70.6          8.2
Wholesale:
  Price variance . . . . . . . .     7.6
  Volume variance. . . . . . . .    (3.7)
                                     3.9          5.2
Other Operating Revenues. . . . .    3.0
  Total . . . . . . . . . . . . .  $77.5          8.1

  Retail revenues increased primarily due to a rate increase granted in February 1994. The Public Utilities Commission of Ohio (PUCO) granted a 7.11% increase in rates effective February 1, 1994 as a result of a November 1993 Ohio Supreme Court ruling that the PUCO did not have authority under state law to order a rate phase-in for the Zimmer Plant. The increase includes a 3.72% base rate increase, which represents the acceleration of the final step of the court rejected rate phase-in plan, and a 3.39% surcharge, which provides for recovery of $96.9 million of previous deferrals under the phase-in plan and a return thereon, to be collected until the deferrals are recovered which is expected to be in 1998. The rate increase has no effect on net income since it is offset by the amortization of prior year phase-in plan deferrals and the cessation of current year deferrals which would have occurred had the phase-in plan continued in effect.

     Wholesale revenues increased 5.2% reflecting higher sales to the AEP System Power Pool (Power Pool) due to increased availability of several Conesville Plant generating units in 1994 compared with 1993 and an increase in take-or-pay capacity charges to unaffiliated utilities. Capacity charges are to reserve a specified quantity of generating capacity and are collected even when the energy is not taken. The increase in capacity charges resulted from an increase in capacity reserved under a long-term contract and the short-term contract sale of capacity to unaffiliated utilities in the summer of 1994 due to the forced outage of an unaffiliated generating unit. However, the increase in capacity reservation did not have a corresponding increase in energy sales due to mild weather throughout most of 1994. While severe winter weather in January 1994 and extremely hot June weather increased short-term wholesale sales in those months, the mild weather throughout the remainder of 1994 combined with increased competition in the wholesale market reduced short-term sales for the year.

Operating Expenses Increase

  Operating expenses increased $41.8 million or 5.2% in 1994. Changes in the components of operating expenses were as follows:

                                  Increase (Decrease)
(dollars in millions)              From Previous Year
                                    Amount         %

Fuel. . . . . . . . . . . . . . .   $ 17.4        9.3
Purchased Power . . . . . . . . .    (25.4)     (15.9)
Other Operation . . . . . . . . .      4.7        2.8
Maintenance . . . . . . . . . . .      0.1        0.1
Depreciation. . . . . . . . . . .     (1.7)      (2.0)
Amortization of Zimmer Plant
  Phase-in Costs. . . . . . . . .     36.0        N.M.
Taxes Other Than Federal
  Income Taxes. . . . . . . . . .      3.3        3.3
Federal Income Taxes. . . . . . .      7.4       18.7
  Total Operating Expenses. . . .    $41.8        5.2

  The increase in fuel expense was due to an increase in net generation reflecting the full availability in 1994 of three units that had been out of service for scheduled maintenance in the second quarter of 1993.

     Purchased power expense decreased due to the reduction in wholesale energy demand caused by the cooler late summer weather and mild fall weather as well as the increase in net generation.

     The amortization of Zimmer Plant phase-in costs increased sharply due to the court ordered discontinuance of Zimmer phase-in plan deferrals in February 1994 and the subsequent amortization of the deferred costs, commensurate with their recovery.

     Federal income tax expense attributable to operations increased primarily due to the increase in pre-tax operating income offset in part by changes in certain book/tax differences accounted for on a flow-through basis and adjustments associated with the audit of prior years' tax returns.

Deferred Zimmer Plant Carrying Charges

     The decrease in deferred Zimmer Plant carrying charges in 1994 resulted from the cessation of deferrals commensurate with inclusion of the full plant investment in rate base effective February 1, 1994. The amortization of the deferrals is included in depreciation and amortization expense.

Interest Expense Decreases

     Interest expense declined due to the refinancing program throughout 1993 and in the first quarter of 1994 that refinanced $200 million of long-term debt at lower interest rates and retired $19.7 million of long-term debt in 1994.

INDEPENDENT AUDITORS' REPORT




To the Shareowners and Board of
Directors of Columbus Southern
Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP
Columbus, Ohio

February 21, 1995

Consolidated Statements of Income


                                                             Year Ended December 31,

                                                      1994           1993          1992
                                                               (in thousands)
OPERATING REVENUES                                  $1,031,151       $953,652      $843,996


OPERATING EXPENSES:
   Fuel                                                204,210        186,761       188,077
   Purchased Power                                     134,540        159,979       137,718
   Other Operation                                     175,102        170,397       160,008
   Maintenance                                          71,629         71,537        54,533
   Depreciation                                         83,180         84,883        76,710
   Amortization (Deferral) of Zimmer Plant
     Phase-in Costs                                     27,144         (8,913)       (9,346)
   Taxes Other Than Federal Income Taxes               102,672         99,348        94,714
   Federal Income Taxes                                 46,806         39,444        19,267
          TOTAL OPERATING EXPENSES                     845,283        803,436       721,681

OPERATING INCOME                                       185,868        150,216       122,315

NONOPERATING INCOME:
  Deferred Zimmer Plant Carrying
    Charges (net of tax)                                 5,604         25,343        41,901
  Other                                                  1,426          2,000         5,269
          TOTAL NONOPERATING INCOME                      7,030         27,343        47,170
Loss From Zimmer Plant Disallowance:
  Disallowed Cost                                          -          159,067       -
  Related Income Taxes                                     -          (14,534)       -

          NET ZIMMER LOSS                                  -          144,533        -

INCOME BEFORE INTEREST CHARGES                         192,898         33,026       169,485

INTEREST CHARGES                                        83,053         88,924        93,241

NET INCOME (LOSS)                                      109,845        (55,898)       76,244

PREFERRED STOCK DIVIDEND REQUIREMENTS                   12,084         11,062        10,220

EARNINGS (LOSS) APPLICABLE TO COMMON STOCK          $   97,761       $(66,960)     $ 66,024

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

                                                                          December 31,

                                                                   1994            1993
                                                                    (in thousands)
ASSETS

ELECTRIC UTILITY PLANT:
   Production                                                    $1,461,484      $1,443,506
   Transmission                                                     306,744         295,539
   Distribution                                                     797,570         755,342
   General                                                          111,623          97,874
   Construction Work in Progress                                     52,156          52,794
                 Total Electric Utility Plant                     2,729,577       2,645,055
   Accumulated Depreciation                                         884,237         811,817
                 NET ELECTRIC UTILITY PLANT                       1,845,340       1,833,238

OTHER PROPERTY AND INVESTMENTS                                       26,744          34,558

CURRENT ASSETS:
   Cash and Cash Equivalents                                         14,065           6,633
   Accounts Receivable:
      Customers                                                      41,056          42,906
      Affiliated Companies                                            4,624           1,084
      Miscellaneous                                                  10,025           8,098
      Allowance for Uncollectible Accounts                           (1,768)           (991)
   Fuel - at average cost                                            28,060          32,257
   Materials and Supplies - at average cost                          24,923          25,772
   Accrued Utility Revenues                                          31,595          28,889
   Prepayments                                                       31,241          30,235
                 TOTAL CURRENT ASSETS                               183,821         174,883

REGULATORY ASSETS                                                   475,019         479,672

DEFERRED CHARGES                                                     63,418         60,320

                     TOTAL                                       $2,594,342      $2,582,671

See Notes to Consolidated Financial Statements.

                                                                          December 31,
                                                                   1994            1993
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 24,000,000 Shares
      Outstanding - 16,410,426 Shares                            $   41,026      $   41,026
   Paid-in Capital                                                  565,642         566,046
   Retained Earnings                                                 46,976          18,288
                Total Common Shareowner's Equity                    653,644         625,360
   Cumulative Preferred Stock -
       Subject to Mandatory Redemption                              150,000         125,000
   Long-term Debt                                                   917,608         997,013

                TOTAL CAPITALIZATION                              1,721,252       1,747,373

OTHER NONCURRENT LIABILITIES                                         25,861          17,189

CURRENT LIABILITIES:
   Long-term Debt Due Within One Year                                80,000          20,700
   Short-term Debt                                                    -              25,225
   Accounts Payable - General                                        34,934          37,258
   Accounts Payable - Affiliated Companies                           14,057          13,289
   Taxes Accrued                                                    113,362         114,233
   Interest Accrued                                                  18,923          23,245
   Other                                                             37,521          22,189
                TOTAL CURRENT LIABILITIES                           298,797         256,139


DEFERRED FEDERAL INCOME TAXES                                       467,593         474,290

DEFERRED INVESTMENT TAX CREDITS                                      64,597          68,533

DEFERRED CREDITS                                                     16,242          19,147

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                        $2,594,342      $2,582,671

Consolidated Statements of Cash Flows
                                                               Year Ended December 31,
                                                      1994           1993          1992
                                                               (in thousands)
OPERATING ACTIVITIES:
   Net Income (Loss)                                 $ 109,845      $ (55,898)    $  76,244
   Adjustments for Noncash Items:
      Depreciation                                      82,795         84,462        84,755
      Deferred Federal Income Taxes                     (2,132)        10,167        36,908
      Deferred Investment Tax Credits                   (3,929)        (5,471)       (4,787)
      Deferred Fuel Costs (net)                          2,247          3,659        (4,236)
      Deferred Zimmer Plant Operating Expenses
        and Carrying Charges                            19,156        (46,475)      (77,532)
      Loss from Zimmer Plant Disallowance                 -           159,067        -
   Changes in Certain Current Assets and
    Liabilities:
      Special Deposits - Restricted Funds                 -             1,293        17,612
      Accounts Receivable (net)                         (2,840)        (8,030)        3,540
      Fuel, Materials and Supplies                       5,046          1,428         6,091
      Accrued Utility Revenues                          (2,706)       (12,599)       (4,586)
      Accounts Payable                                  (1,556)         3,336        (8,068)
   Other (net)                                         (11,382)          (407)       (2,056)
       Net Cash Flows From Operating Activities        194,544        134,532       123,885

INVESTING ACTIVITIES:
   Construction Expenditures                           (80,973)       (88,605)      (76,262)
   Proceeds from Sale and Leaseback
     Transactions and Other                              2,606          2,659         -
  Net Cash Flows Used For Investing Activities         (78,367)       (85,946)      (76,262)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company              -              -           20,000
   Issuance of Cumulative Preferred Stock               24,596           -           49,448
   Issuance of Long-term Debt                          198,298        197,722       251,046
   Retirement of Long-term Debt                       (225,834)      (166,166)     (278,918)
   Change in Short-term Debt (net)                     (25,225)       (28,594)      (12,381)
   Dividends Paid on Common Stock                      (68,788)       (42,175)      (68,760)
   Dividends Paid on Cumulative Preferred Stock        (11,792)       (11,062)       (9,564)
 Net Cash Flows Used For Financing Activities         (108,745)       (50,275)      (49,129)

Net Increase (Decrease) in
   Cash and Cash Equivalents                             7,432         (1,689)       (1,506)

Cash and Cash Equivalents January 1                      6,633          8,322         9,828
Cash and Cash Equivalents December 31                $  14,065      $   6,633     $   8,322

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

                                                              Year Ended December 31,

                                                       1994           1993          1992
                                                                (in thousands)
Retained Earnings January 1                           $ 18,288       $127,562      $130,765

Net Income (Loss)                                      109,845        (55,898)       76,244
                                                       128,133         71,664       207,009
Deductions:
Cash Dividends Declared:
   Common Stock                                         68,788         42,175        68,760
   Cumulative Preferred Stock:
      7% Series                                          1,167           -             -
      7-7/8% Series                                      3,938          3,937         3,423
      9.50%  Series                                      7,125          7,125         7,125
                Total Cash Dividends Declared           81,018         53,237        79,308

Other                                                      139            139           139
                Total Deductions                        81,157         53,376        79,447
Retained Earnings December 31                         $ 46,976       $ 18,288      $127,562



See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power in central and southern Ohio. As a member of the American Electric Power (AEP) System Power Pool (Power
Pool) and a signatory company to the AEP Transmission Equalization Agreement, CSPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

   The Company's three wholly-owned subsidiaries are: Conesville Coal Prepa-ration Company (CCPC) which provides coal washing services for one of the Company's generating stations; Simco Inc. which is engaged in leasing a coal conveyor system to CCPC; and Colomet, Inc. which is engaged in real estate activities for its parent.

Regulation

   As a member of the AEP System, CSPCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated  financial statements include CSPCo  and its wholly-owned
subsidiaries.    Significant intercompany  items  are  eliminated in  consol-
idation.

Basis of Accounting

   As a cost-based rate-regulated entity, CSPCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than do enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded and represent regulator approved deferred expenses and revenues, respectively, resulting from the rate-making process. Such deferrals are amortized commensurate with their inclusion in rates (revenues).

Utility Plant

   Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant accounts and associated removal costs, net of salvage, are deducted from accumulated depreciation.
   The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

   AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The average rates used to accrue AFUDC were 7.25%, 4.75% and 3.75% in 1994, 1993 and 1992, respectively, and the amounts of AFUDC accrued were $1.2 million in 1994 and 1993 and $0.5 million in 1992.

Depreciation

   Depreciation is provided on a straight line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                             Composite
of Property                               Annual Rates

Production                                     3.2%
Transmission                                   2.3%
Distribution                                   3.7%
General                                        3.5%

   Amounts to be used for removal of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

   Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Sale of Receivables

   Under an agreement that expires in 1995, CSPCo can sell up to $50 million of undivided interests in designated pools of accounts receivable and accrued utility revenues with limited recourse. As collections reduce previously sold pools, interests in new pools are sold. At December 31, 1994 and 1993, $50 million remained to be collected and remitted to the buyer.

Operating Revenues

   Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

   Changes in retail jurisdictional fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism.
Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

   The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, regulatory assets and liabilities are recorded in accordance with SFAS 71.

Investment Tax Credits

   The Company's policy was to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Commensurate with rate treatment deferred investment tax credits are being amortized over the life of the related plant investment.

Debt and Preferred Stock

   Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

   Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

   Redemption premiums paid to reacquire preferred stock are deferred and amortized in accordance with rate-making treatment.

Other Property and Investments

   Other property and investments are stated at cost.

Reclassifications

   Certain prior-period amounts were reclassified to conform with current-period presentation.

2. EFFECTS OF REGULATION AND THE ZIMMER PHASE-IN PLAN:

   The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions to match expenses and revenues
in  cost-based rates.   Regulatory  assets  are expected  to be  recovered in
future periods through the rate-making process and regulatory liabilities are expected to reduce future rate recoveries. The Company's regulatory assets and liabilities are comprised of the following:
                                       December 31,
                                     1994       1993
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Federal Income Taxes    $286,079   $290,644
  Zimmer Plant Phase-in Plan
    Deferrals                        75,394     93,907
  Deferred Zimmer Plant
    Carrying Charges                 43,003     43,003
  Unamortized Loss On
    Reacquired Debt                  34,839     31,632
  Other                              35,704     20,486
  Total Regulatory Assets          $475,019   $479,672

Regulatory Liabilities:
  Deferred Investment Tax Credits   $64,597    $68,533
  Other Regulatory Liabilities*      13,123     16,357
  Total Regulatory Liabilities      $77,720    $84,890

* Included in Deferred Credits on the Consolidated Balance Sheets.

   The Zimmer Plant is a 1,300 mw coal-fired plant which commenced commercial operation in 1991. CSPCo owns 25.4% of the plant with the remainder owned by two unaffiliated companies.

   In May 1992 the PUCO issued an order providing for a phased-in rate increase of $123 million for the new Zimmer Plant to be implemented in three steps over a two-year period and disallowed $165 million of Zimmer Plant investment. CSPCo appealed the PUCO ordered Zimmer disallowance and phase-in plan to the Ohio Supreme Court. In November 1993 the Supreme Court issued a decision on CSPCo's appeal affirming the disallowance and finding that the PUCO did not have statutory authority to order phased-in rates. The Court instructed the PUCO to fix rates to provide gross annual revenues in accordance with the law and to provide a mechanism to recover the revenues deferred under the phase-in order.

   As a result of the ruling, 1993 net income was reduced by $144.5 million after tax to reflect the disallowance and in January 1994, the PUCO approved a 7.11% rate increase effective February 1, 1994. The increase is comprised of a 3.72% base rate increase to complete the rate increase phase-in and a temporary 3.39% surcharge, which will be in effect until the deferred revenues are recovered, estimated to be 1998. In 1994 $18.5 million of net phase-in deferrals were collected through the surcharge. In 1993 and 1992, $47.9 million and $46 million, respectively, were deferred under the phase-in plan. The recovery of amounts deferred under the phase-in plan and the increase in rates to the full rate level did not affect net income.

   From the in-service date of March 1991 until rates went into effect in May 1992 deferred carrying charges of $43 million were recorded on the Zimmer Plant investment. Recovery of the deferred carrying charges will be sought in the next PUCO base rate proceeding in accordance with the PUCO accounting order that authorized the deferral.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

   Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate con-struction program expenditures for 1995-1997 are estimated to be $289 million.

   Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The PUCO has a fuel clause mechanism that provides for deferral and subsequent recovery or refund of changes in the cost of fuel with PUCO review and approval. The contracts are for various terms, the longest of which extends to 2011, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air

   The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began on January 1, 1995 and the second, more restrictive phase (Phase II) begins on January 1, 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999.

   Under an AEP Systemwide Phase I compliance plan the Company will modify Conesville Units 1 through 3 to allow use of either low sulfur coal or natural gas at an estimated capital cost of $30 million. Also the compliance plan calls for switching to moderate-sulfur coal at Beckjord Unit 6 (a unit jointly owned with two unaffiliated utilities) with no additional capital cost. Although Conesville Unit 4 is an affected Phase I unit, it does not require operating or fuel changes under the compliance plan since the plan provides for under-compliance at Conesville 4 to be offset by over-compliance at other AEP System units. The Company's other generating units are not affected in Phase I.

   The Company will incur a portion of the Phase I compliance costs of other AEP affiliates through the Power Pool (which is described in Note 5). The compliance plan for the AEP System's generating units affected by Phase I includes installation of flue gas desulfurization systems (scrubbers) at the two-unit 2,600 mw Gavin Plant owned by an affiliate, Ohio Power Company and fuel switching at other affected affiliated plants. The Company will incur additional costs to comply with Phase II requirements at its generating plants and those of affiliated Power Pool members. If the Company is unable to recover its compliance cost from customers, results of operations would be adversely impacted.

Other Environmental Matters

   The Company and its subsidiaries are regulated by federal, state and local authorities with respect to air and water quality and other environmental matters. Local authorities also regulate zoning. The generation of electricity produces non-hazardous and hazardous by-products. Asbestos, polychlorinated biphenyls (PCBs) and other hazardous materials have been used in the generating plants and transmission/distribution facilities. Substantial costs to store and dispose of hazardous materials have been incurred. Significant additional costs could be incurred in the future to meet the requirements of new laws and regulations and to clean up disposal sites under existing legislation. Management has no knowledge of any material clean up costs related to the Company's past disposal of hazardous and non-hazardous materials.

Litigation

   The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on financial condition.


4. RELATED PARTY TRANSACTIONS:

   Benefits and costs of the System's generating plants are shared by members of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating reserves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

   Operating revenues include $15.8 million in 1994, $12.5 million in 1993 and $13 million in 1992 for energy suppled to the Power Pool.

   Charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:

                           Year Ended December 31,
                          1994        1993       1992
                                 (in thousands)

Capacity Charges        $ 74,936    $ 85,450  $ 81,727
Energy Charges            46,164      68,277    48,966

     Total              $121,100    $153,727  $130,693

   Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $48.7 million in 1994, $49.3 million in 1993 and $40 million in 1992.

   In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $13.4 million in 1994, $6.2 million in 1993 and $7 million in 1992. Revenues from these transactions are included in the above Power Pool wholesale operating revenues.

   AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $30.1 million, $31.2 million and $29.9 million in 1994, 1993 and 1992, respective-ly.

   American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.


5. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum contribution required by with the Employee Retirement Income Security Act of 1974.

     Net pension costs for the years ended December 31, 1994, 1993 and 1992 were $2.2 million, $2.5 million and $3.9 million, respectively.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into three investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP common stock. The employer's annual contributions totaled $2.1 million in 1994 and $1.9 million in both 1993 and 1992.

     Certain other benefits are provided for retired employees under an AEP System other postretirement benefit plan. Substantially all employees are eligible for health care and life insurance if they have at least 10 service years and are age 55 at retirement. Prior to 1993, net costs of these benefits were recognized as an expense when paid and totaled $1.9 million in 1992.

     SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for postretirement benefits other than pensions (OPEB). SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized in accordance with SFAS 106, as a transition obligation over 20 years. OPEB costs are deter-mined by the application of AEP System actuarial assumptions to each operat-ing company's employee complement. The annual accrued costs for employees and retirees OPEBs required by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, were $10.4 million in 1994 and $9.7 million in 1993.

     The Company received approval from the PUCO and FERC to defer under certain conditions the increased OPEB costs not being currently recovered in rates. In the FERC jurisdiction future recovery of the deferrals and the annual ongoing OPEB costs will be sought in the next base rate filing. In the retail jurisdiction the Company had sufficient earnings in 1994 to absorb the increased OPEB cost over the pay-as-you-go cost. At December 31, 1994 and 1993, the total OPEB deferred costs were $2.7 million and $3.6 million, respectively.

     A Voluntary Employees Beneficiary Association (VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, as other property and investments. In 1995 the Company will contribute an amount to the VEBA trust fund equal to the difference between the pay-as-you-go OPEB cost and SFAS 106 total OPEB cost for 1994 and 1995. This contribution will be funded by amounts collected from ratepayers plus net earnings from the COLI program.

6. COMMON OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES:

   The Company jointly owns, as tenants in common, four generating units and transmission facilities with two unaffiliated companies. Each of the participating companies is obligated to pay its share of the costs of any such jointly owned facilities in the same proportion as its ownership interest. The Company's proportionate share of the operating costs associated with such facilities is included in the Consolidated Statements of Income and the amounts reflected in the accompanying Consolidated Balance Sheets under utility plant include such costs as follows:

                                                                              Company's Share
                                                                                December 31,
                                                                      1994                        1993
                                                 Percent      Utility    Construction     Utility    Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                               (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 12,625      $1,137        $ 12,518      $  141
  Conesville Generating Station (Unit No. 4)       43.5         78,831         420          77,527         371
  J.M. Stuart Generating Station                   26.0        175,195       3,209         168,419       6,979
  Wm. H. Zimmer Generating Station                 25.4        695,990       1,797         695,121       1,210
                                                              $962,641      $6,563        $953,585      $8,701

Transmission                                        (a)       $ 58,813      $  161        $ 58,730      $    6

(a) Varying percentage of ownership.

   At December 31, 1994 and 1993, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $218.2 million and $189.4 million, respectively.

7.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1994, authorized shares of cumulative preferred stock were as follows:

                            Par Value                     Shares Authorized
                              $100                           2,500,000
                                25                           7,000,000

   The cumulative preferred stock outstanding shown below is subject to mandatory redemption and has an involuntary liquidation preference of par value.

              Call Price                                         Shares                             Amount
              December 31,               Par                   Outstanding                       December 31,
Series (a)        1994                  Value                December 31, 1994               1994            1993
                                                                                                (in thousands)
7%     (b)         (b)                  $100                      250,000                  $ 25,000        $   -
7-7/8% (c)      $107.88                  100                      500,000                    50,000          50,000
9.50%  (d)      $109.50                  100                      750,000                    75,000          75,000
                                                                                           $150,000        $125,000

(a) The sinking fund provisions of series subject to mandatory redemption aggregate $3,750,000 in both 1996 and 1997 and $6,250,000 in both 1998 and
1999.  There are no sinking fund provisions for 1995.
(b) Shares issued June 1994. Commencing in 2000, a sinking fund will require the redemption of 50,000 shares at $100 a share on or before August 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 50,000 shares. Redemption of this series is prohibited prior to August 1, 2000.
(c) Shares issued March 1992. Commencing in 1998, a sinking fund will require the redemption of 25,000 shares at $100 a share on or before May 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 25,000 shares. Redemption of this series is restricted prior to March 1, 1997.
(d) Commencing in 1996, a sinking fund will require the redemption of 37,500 shares at $100 a share on or before February 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 37,500 shares. Redemption of this series is restricted prior to November 1, 1995.

8. FEDERAL INCOME TAXES:

  The details of federal income taxes as reported are as follows:

                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $56,424               $ 34,235               $  (619)
  Deferred                                                     (5,916)                 8,935                24,386
  Deferred Investment Tax Credits                              (3,702)                (3,726)               (4,500)
        Total                                                  46,806                 39,444                19,267
Charged (Credited) to Nonoperating Income (net):
  Current                                                        (525)                (4,777)               (4,113)
  Deferred                                                      3,784                 14,559                12,522
  Deferred Investment Tax Credits                                (227)                  (538)                 (287)
        Total                                                   3,032                  9,244                 8,122
Credited to Loss from Zimmer Disallowance (net):
  Deferred                                                       -                   (13,327)                 -
  Deferred Investment Tax Credits                                -                    (1,207)                 -
        Total                                                    -                   (14,534)                 -

Total Federal Income Taxes as Reported                        $49,838               $ 34,154               $27,389

   The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                           Year Ended December 31,
                                                                1994                  1993                  1992
                                                                                 (in thousands)
Net Income (Loss)                                             $109,845              $(55,898)             $ 76,244
Federal Income Taxes                                            49,838                34,154                27,389
Pre-tax Book Income (Loss)                                    $159,683              $(21,744)             $103,633

Federal Income Taxes on Pre-tax Book Income (Loss) at
  Statutory Rate (35% in 1994 and 1993; 34% in 1992)           $55,889               $(7,610)              $35,235
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Deferred Zimmer Plant Carrying Charges                           3                   928                (6,021)
    Corporate Owned Life Insurance                              (2,787)               (3,351)               (2,702)
    Depreciation                                                 7,335                 8,604                 7,773
    Zimmer Plant Disallowance                                     -                   42,346                  -
    Federal Income Tax Accrual Adjustments                      (3,300)                 -                     -
    Amortization/Reversal of Deferred Investment
      Tax Credits (net)                                         (3,929)               (5,468)               (3,760)
    Other                                                       (3,373)               (1,295)               (3,136)
Total Federal Income Taxes as Reported                         $49,838               $34,154               $27,389

Effective Federal Income Tax Rate                                 31.2%                  N/A                  26.4%

The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:

                                      December 31,
                                   1994         1993
                                    (in thousands)

Deferred Tax Assets             $  74,752   $  75,687
Deferred Tax Liabilities         (542,345)   (549,977)
  Net Deferred Tax Liabilities  $(467,593)  $(474,290)

Property Related Temporary
  Differences                   $(330,434)  $(322,299)
Amounts Due From Customers For
  Future Federal Income Taxes    (100,128)   (101,725)
Deferred Return - Zimmer Plant    (21,546)    (26,477)
All Other (net)                   (15,485)    (23,789)
    Total Net Deferred
      Tax Liabilities           $(467,593)  $(474,290)

   The  Company and  its subsidiaries  join in the  filing of  a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP, is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

   The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1988. Returns for the years 1988 through 1990 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


9. SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1994      1993      1992
                                 (in thousands)
Cash was paid (received)
  for:
  Interest (net of
    capitalized amounts)   $83,251   $88,141  $93,428
  Income Taxes              59,218    35,514   (7,643)

Noncash Acquisitions under
 Capital Leases were        14,899     8,672    4,017

10.  LEASES:

  Leases of property, plant and equipment are for periods up to 31 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.
   Lease rentals are primarily charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                                    Year Ended December 31,
                                    1994       1993      1992
                                         (in thousands)

Operating Leases                  $ 7,850    $ 8,873   $10,342
Amortization of Capital
  Leases                            4,050      3,032     2,289
Interest on Capital Leases          1,092        763       644
  Total Rental Costs              $12,992    $12,668   $13,275

   Properties   under   capital  leases   and
related    obligations   recorded    on   the
Consolidated Balance Sheets are as follows:
                                           December 31,
                                          1994       1993
                                            (in thousands)

Electric Utility Plant:
  Production                             $ 1,952    $ 1,952
  Transmission                                 4        330
  General                                 33,415     21,093
    Total Electric Utility Plant          35,371     23,375
  Other Property                           1,167      2,548
    Total Properties                      36,538     25,923
  Accumulated Amortization                12,086     10,686
   Net Properties under Capital Leases   $24,452    $15,237

Obligations under Capital Leases:
  Noncurrent Liability                   $19,562    $12,162
  Liability Due Within One Year            4,890      3,075
    Total Capital Lease Obligations      $24,452    $15,237

   Properties  under   operating  leases  and
related obligations are not included in the Consolidated Balance Sheets.

  Future minimum lease payments  consisted of
the following at December 31, 1994:
                                                   Non-
                                                   cancelable
                                     Capital       Operating
                                      Leases        Leases
                                         (in thousands)

1995                                   $ 6,127    $ 5,949
1996                                     4,826      5,889
1997                                     3,973      5,625
1998                                     3,310      5,392
1999                                     2,787      5,045
Later Years                              8,089     16,362
Total Future Minimum Lease Payments     29,112    $44,262
Less Estimated Interest Element          4,660
Estimated Present Value of
      Future Minimum Lease Payments    $24,452


11. COMMON SHAREOWNER'S EQUITY:

   The Company received from AEP Co., Inc. a cash capital contribution of $20 million in 1992 which was credited to paid-in capital. In 1994 charges to paid-in capital of $404,000 represented issuance expenses of cumulative preferred stock. There were no other material transactions affecting the common stock and paid-in capital accounts in 1994, 1993 and 1992.


12.  LONG-TERM DEBT AND LINES OF CREDIT:

   Long-term debt by major category was outstanding as follows:
                                             December 31,
                                           1994         1993
                                            (in thousands)

First Mortgage Bonds                      $856,767   $  876,926
Installment Purchase Contracts              90,841       90,787
Notes Payable due 1995                      50,000       50,000
                                           997,608    1,017,713
Less Portion Due Within One Year            80,000       20,700
  Total                                   $917,608   $  997,013

      First mortgage bonds outstanding were as follows:
                                              December 31,
                                             1994       1993
                                            (in thousands)
% Rate      Due
8.95  1995 - December 20                   $ 30,000   $ 30,000
8-5/8 1996 - February 1                        -       100,000
6-1/4 1997 - October 1                       14,640     14,640
9.15  1998 - February 2                      57,000     57,000
7     1998 - June 1                          24,750     24,750
9     1999 - December 1                        -        19,700
9.31  2001 - August 1                        30,000     30,000
7.95  2002 - July 1                          40,000     40,000
7.25  2002 - October 1                       75,000     75,000
7.15  2002 - November 1                      20,000     20,000
6.80  2003 - May 1                           50,000     50,000
6.60  2003 - August 1                        40,000     40,000
6.10  2003 - November 1                      20,000     20,000
6.55  2004 - March 1                         50,000       -
6.75  2004 - May 1                           50,000       -
9     2017 - March 1                           -       100,000
9.625 2021 - June 1                          50,000     50,000
8.70  2022 - July 1                          35,000     35,000
8.40  2022 - August 1                        15,000     15,000
8.55  2022 - August 1                        15,000     15,000
8.40  2022 - August 15                       40,000     40,000
8.40  2022 - October 15                      15,000     15,000
7.90  2023 - May 1                           50,000     50,000
7.75  2023 - August 1                        40,000     40,000
7.45  2024 - March 1                         50,000       -
7.60  2024 - May 1                           50,000       -
Unamortized Discount (net)                   (4,623)    (4,164)
                                            856,767    876,926
Less Portion Due Within One year             30,000     20,700
  Total                                    $826,767   $856,226

   Certain  indentures  relating  to  the  first
mortgage bonds contain improvement,  maintenance
and   replacement   provisions   requiring   the
deposit of  cash or bonds  with the trustee,  or
in   lieu  thereof,  certification  of  unfunded
property additions.

   Installment purchase contracts  have been entered into
in connection  with  the issuance  of  pollution  control
revenue  bonds  by  the   Ohio  Air  Quality  Development
Authority as follows:
                                                December 31,
                                             1994       1993
                                               (in thousands)
% Rate Due
6-3/8    2020 - December 1                 $48,550     $48,550
6-1/4    2020 - December 1                  43,695      43,695
Unamortized Discount                        (1,404)     (1,458)
  Total                                    $90,841     $90,787

   Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

   The notes payable due April 24, 1995 were issued under a term loan agreement in 1991 and bear interest at a fixed rate of 8.79% until maturity.

   At December 31, 1994 annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1995                               $   80,000
  1996                                     -
  1997                                   14,640
  1998                                   81,750
  1999                                     -
  Later Years                           827,245
    Total                            $1,003,635

   Short-term debt borrowings are limited by provisions of the 1935 Act to $200 million and further limited by provisions of the notes payable to $163 million. Lines of credit are shared with AEP System companies and at December 31, 1994 and 1993 were available in the amounts of $518 million and $512 million, respectively. Commitment fees of approximately 3/16 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. At December 31, 1993 outstanding short-term debt consisted of $12.5 million of notes payable and $12.7 million of commercial paper with weighted average interest rates of 3.6% and 3.8%, respectively.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

   The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1994 and 1993 fair values for preferred stock subject to mandatory redemption were $153 million and $138 million, and for long-term debt were $921 million and $1,076 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $150 million and $125 million, and for long-term debt were $998 million and $1,018 million at December 31, 1994 and 1993, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instru-ments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods  Operating  Operating      Net
     Ended          Revenues   Income      Income

1994
 March 31           $255,829    $43,468    $24,652
 June 30             256,754     44,523     25,242
 September 30        280,470     61,597     42,528
 December 31         238,098     36,280     17,423 (a)

(a) Includes favorable federal income tax adjustments of $3.3 million related to the resolution of various issues with the IRS.
(b) Includes loss from Zimmer Disallowance as discussed in Note 2.

Quarterly Periods  Operating  Operating       Net
     Ended          Revenues   Income    Income (Loss)
1993
 March 31           $219,875    $29,960  $  18,230
 June 30             219,820     33,136     18,650
 September 30        276,438     50,795   (110,257)(b)
 December 31         237,519     36,325     17,479