Form 10-K405, Exhibit 13
period 1995-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 1996-03-28
CIK 22198

Selected Consolidated Financial Data
                                                                               Year Ended December 31,
                                                      1995             1994            1993             1992             1991
                                                                                  (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                               $1,071,862       $1,031,151       $953,652         $843,996        $858,290
  Operating Expenses                                  886,054          845,283        803,436          721,681         757,416
  Operating Income                                    185,808          185,868        150,216          122,315         100,874
  Nonoperating Income                                   5,202            7,030         27,343           47,170          54,999

  Loss from Zimmer Plant Disallowance
    (net of tax)                                         -               -            144,533           -              -

  Income Before Interest Charges                      191,010          192,898         33,026          169,485         155,873
  Interest Charges (net)                               80,394           83,053         88,924           93,241          88,894
  Net Income (Loss)                                   110,616          109,845        (55,898)          76,244          66,979
  Preferred Stock Dividend Requirements                11,907           12,084         11,062           10,220           7,125

  Earnings (Loss) Applicable
    to Common Stock                              $     98,709       $   97,761      $ (66,960)        $ 66,024        $ 59,854

                                                                                  December 31,
                                                     1995            1994            1993             1992            1991
BALANCE SHEETS DATA:                                                            (in thousands)

  Electric Utility Plant                           $2,820,208      $2,729,577      $2,645,055       $2,724,506      $2,667,259
  Accumulated Depreciation                            953,170         884,237         811,817          754,367         693,085
  Net Electric Utility Plant                       $1,867,038      $1,845,340      $1,833,238       $1,970,139      $1,974,174
  Total Assets                                     $2,594,126      $2,594,342      $2,582,671       $2,371,370      $2,297,357

  Common Stock and Paid-in Capital                $   615,453     $   606,668     $   607,072      $   607,072     $   587,624
  Retained Earnings                                    74,320          46,976          18,288          127,562         130,765
  Total Common Shareholder's Equity               $   689,773     $   653,644     $   625,360      $   734,634     $   718,389

  Cumulative Preferred Stock -
    Subject to Mandatory Redemption (a)          $     82,500     $   150,000     $   125,000     $    125,000    $     75,000

  Long-term Debt (a)                              $   990,796     $   997,608      $1,017,713      $   977,921     $   991,980

  Obligations Under Capital Leases (a)           $     27,816    $     24,452   $      15,237    $       9,951   $       9,234

  Total Capitalization and Liabilities             $2,594,126      $2,594,342      $2,582,671       $2,371,370      $2,297,357

(a) Including portion due within one year.

MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS

Net Income Increases

 Net income increased slightly in 1995 over 1994 due to decreased interest expense as a result of refinancing of debt at lower interest rates and postponement in the replacement of retired debt.

 A favorable earnings impact from increased energy sales was offset by corresponding increases in AEP System Power Pool (Power Pool) capacity charges, property taxes, federal income taxes and severance charges in connection with a realignment of operations.

Operating Revenues Increase

 Operating revenues for 1995 increased $40.7 million or 3.9%. The components of the change in revenues were as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Price Variance . . . . . . . .   $ 4.2
  Volume Variance. . . . . . . .    40.5
  Fuel Cost Recoveries . . . . .    (5.1)
                                    39.6          4.2
Wholesale:
  Price Variance . . . . . . . .    (6.9)
  Volume Variance. . . . . . . .     3.5
                                    (3.4)        (4.3)

Other Operating Revenues. . . . .    4.5
  Total . . . . . . . . . . . . .  $40.7          3.9

 The increase in 1995 operating revenues resulted predominantly from a 5% increase in energy sales to retail customers primarily due to increased usage by and continued growth in the number of retail customers reflecting the addition of 10,755 customers. Energy sales to residential customers, which is the most weather-sensitive customer class, rose almost 8% in 1995 mainly as a result of increased usage in the last half of the year reflecting unseasonably warm summer weather in 1995 and colder weather in the fourth quarter of 1995 as compared to the prior year s fourth quarter. Sales to commercial customers rose 4% reflecting the effects of weather, an expanding economy and additional customers.

 Although revenues from wholesale customers declined in 1995, wholesale energy sales increased by more than 4% largely due to increased sales made on an hourly basis by the AEP System Power Pool (Power Pool) to unaffiliated utilities. This type of short-term sale is typically made when the unaffiliated utility can purchase energy at a lower cost than the cost at which that utility can generate the energy. Such sales usually take place as a result of increased weather-related demand. The increase in 1995 wholesale energy sales occurred during the last six months of the year when the summer weather was unseasonably warm and fall temperatures were colder as compared with the prior year. Although wholesale energy sales increased, wholesale revenues declined in 1995 reflecting the impact of increasing competition on pricing.

Operating Expenses Increase

 Operating expenses increased $40.8 million or 4.8% in 1995. Changes in the components of operating expenses were as follows:

                                  Increase (Decrease)
(dollars in millions)              From Previous Year
                                    Amount         %

Fuel. . . . . . . . . . . . . . .   $(34.4)     (16.9)
Purchased Power . . . . . . . . .     33.0       24.5
Other Operation . . . . . . . . .     15.4        8.8
Maintenance . . . . . . . . . . .     (0.6)      (0.9)
Depreciation. . . . . . . . . . .      2.3        2.7
Amortization of Zimmer Plant
  Phase-in Costs. . . . . . . . .      6.1       22.6
Taxes Other Than Federal
  Income Taxes. . . . . . . . . .      7.0        6.8
Federal Income Taxes. . . . . . .     12.0       25.6
  Total Operating Expenses. . . .    $40.8        4.8

 The decrease in fuel expense was due to an 11% decrease in net generation and the operation of the fuel clause adjustment mechanism as the combination of the deferral of underrecovered fuel costs in 1995 and the accrual of overrecovered fuel costs in 1994 reduced fuel expense. Net generation decreased as the Company increased power purchases from the Power Pool in order to substitute less expensive nuclear energy available from the Power Pool for internally generated energy. The two nuclear units of an affiliated Power Pool member company were out of service for refueling and maintenance during portions of 1994 causing the Company to increase generation in order to sell more power to the Power Pool to replace the unavailable nuclear energy. This accounts for the decease in generation even though the Company s energy sales increased.

 Increased energy deliveries from the Power Pool and increased capacity charges from the Power Pool accounted for the increase in purchased power expense. As a Power Pool member whose internal demand exceeds its capacity, the Company pays capacity charges allocated to Power Pool members based on their relative peak demands. An increase in the Company s prior twelve month peak demand relative to the total peak demand of all Power Pool members caused the increase in Power Pool capacity charges.

 Other operation expenses increased due to a provision for severance pay recorded related mainly to the AEP System s functional realignment of operations; the effect of a favorable adjustment in 1994 due to a reduction in the estimate for injuries and damages claims; and membership dues as a result of the Company joining the Electric Power Research Institute.

 The increase in amortization of Zimmer Plant phase-in costs, which is based on a rate per kilowatthour sold, reflects the rise in kilowatthour sales and a full year of amortization in 1995 compared with a partial year of amortization in 1994, the year deferrals began.

 Taxes other than federal income taxes rose as a result of increased property taxes reflecting higher tax rates and tax bases and increased gross receipts taxes reflecting increased revenues.

 Federal income tax expense attributable to operations increased primarily due to the increase in pre-tax operating income and the effects of favorable accrual adjustments recorded in 1994 in connection with the resolution of the audits of prior years tax returns.

 The retirement of long-term debt early in the second quarter and no issuance of new debt until late in the third quarter caused the decline in interest charges.

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of
Directors of Columbus Southern
Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Columbus, Ohio
February 27, 1996

Consolidated Statements of Income
                                                                                         Year Ended December 31,
                                                                              1995                1994                1993
                                                                                             (in thousands)
OPERATING REVENUES                                                          $1,071,862          $1,031,151            $953,652

OPERATING EXPENSES:
   Fuel                                                                        169,791             204,210             186,761
   Purchased Power                                                             167,517             134,540             159,979
   Other Operation                                                             190,542             175,102             170,397
   Maintenance                                                                  71,022              71,629              71,537
   Depreciation                                                                 85,448              83,180              84,883
   Amortization (Deferral) of Zimmer Plant Phase-in Costs                       33,268              27,144              (8,913)
   Taxes Other Than Federal Income Taxes                                       109,680             102,672              99,348
   Federal Income Taxes                                                         58,786              46,806              39,444
          TOTAL OPERATING EXPENSES                                             886,054             845,283             803,436

OPERATING INCOME                                                               185,808             185,868             150,216

NONOPERATING INCOME:
  Deferred Zimmer Plant Carrying
    Charges (net of tax)                                                         3,089               5,604              25,343
  Other                                                                          2,113               1,426               2,000
          TOTAL NONOPERATING INCOME                                              5,202               7,030              27,343
Loss From Zimmer Plant Disallowance:
  Disallowed Cost                                                              -                    -                  159,067
  Related Income Taxes                                                         -                    -                  (14,534)
          NET ZIMMER LOSS                                                      -                    -                  144,533

INCOME BEFORE INTEREST CHARGES                                                 191,010             192,898              33,026

INTEREST CHARGES                                                                80,394              83,053              88,924

NET INCOME (LOSS)                                                              110,616             109,845             (55,898)

PREFERRED STOCK DIVIDEND REQUIREMENTS                                           11,907              12,084              11,062

EARNINGS (LOSS) APPLICABLE TO COMMON STOCK                                 $    98,709         $    97,761           $ (66,960)

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                     December 31,
                                                                 1995            1994
                                                                    (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                   $1,481,309     $1,461,484
   Transmission                                                    314,413        306,744
   Distribution                                                    843,228        797,570
   General                                                         117,185        111,623
   Construction Work in Progress                                    64,073         52,156

                 Total Electric Utility Plant                    2,820,208      2,729,577

   Accumulated Depreciation                                        953,170        884,237

                 NET ELECTRIC UTILITY PLANT                      1,867,038      1,845,340

OTHER PROPERTY AND INVESTMENTS                                      25,950         26,744

CURRENT ASSETS:
   Cash and Cash Equivalents                                       10,577          14,065
   Accounts Receivable:
      Customers                                                    52,390          41,056
      Affiliated Companies                                          4,465           4,624
      Miscellaneous                                                10,059          10,025
      Allowance for Uncollectible Accounts                         (1,061)         (1,768)
   Fuel - at average cost                                          24,316          28,060
   Materials and Supplies - at average cost                        23,519          24,923
   Accrued Utility Revenues                                        40,389          31,595
   Prepayments                                                     32,116          31,241
                 TOTAL CURRENT ASSETS                             196,770         183,821

REGULATORY ASSETS                                                 438,005         475,019

DEFERRED CHARGES                                                   66,363
                                                                                  63,418
                     TOTAL                                     $2,594,126      $2,594,342

See Notes to Consolidated Financial Statements.

                                                                     December 31,
                                                                 1995            1994
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 24,000,000 Shares
      Outstanding - 16,410,426 Shares                         $    41,026    $     41,026
   Paid-in Capital                                                574,427         565,642
   Retained Earnings                                               74,320          46,976
                Total Common Shareholder's Equity                 689,773         653,644
   Cumulative Preferred Stock -
       Subject to Mandatory Redemption                             75,000         150,000
   Long-term Debt                                                 990,796         917,608

                TOTAL CAPITALIZATION                            1,755,569       1,721,252

OTHER NONCURRENT LIABILITIES                                       34,571          38,913

CURRENT LIABILITIES:
   Preferred Stock Due Within One Year                             7,500          -
   Long-term Debt Due Within One Year                             -                80,000
   Short-term Debt                                                 34,325          -
   Accounts Payable - General                                      31,276          34,934
   Accounts Payable - Affiliated Companies                         20,753          14,057
   Taxes Accrued                                                  120,093         113,362
   Interest Accrued                                                17,016          18,923
   Other                                                           30,955          24,469

                TOTAL CURRENT LIABILITIES                         261,918         285,745

DEFERRED INCOME TAXES                                             464,413         467,593

DEFERRED INVESTMENT TAX CREDITS                                    61,010          64,597

DEFERRED CREDITS                                                   16,645          16,242

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                      $2,594,126      $2,594,342

Consolidated Statements of Cash Flows
                                                                                      Year Ended December 31,
                                                                            1995               1994               1993
                                                                                          (in thousands)
   OPERATING ACTIVITIES:
      Net Income (Loss)                                                   $ 110,616           $ 109,845          $ (55,898)
      Adjustments for Noncash Items:
         Depreciation                                                        85,071              82,795             84,462
         Deferred Federal Income Taxes                                        2,914              (2,132)            10,167
         Deferred Investment Tax Credits                                     (3,483)             (3,929)            (5,471)
         Deferred Fuel Costs (net)                                          (11,377)              2,247              3,659
         Deferred Zimmer Plant Operating Expenses and
           Carrying Charges                                                  29,150              19,156            (46,475)
         Loss from Zimmer Plant Disallowance                                -                   -                  159,067
      Changes in Certain Currrent Assets and Liabilities:
         Accounts Receivable (net)                                          (11,916)             (2,840)            (8,030)
         Fuel, Materials and Supplies                                         5,148               5,046              1,428
         Accrued Utility Revenues                                            (8,794)             (2,706)           (12,599)
         Accounts Payable                                                     3,038              (1,556)             3,336
      Other (net)                                                             6,212             (11,382)               886
                 Net Cash Flows From Operating Activities                   206,579             194,544            134,532

   INVESTING ACTIVITIES:
      Construction Expenditures                                             (98,356)            (80,973)           (88,605)
      Proceeds from Sale and Leaseback
        Transactions and Other                                                2,923               2,606              2,659
                  Net Cash Flows Used For Investing Activities              (95,433)            (78,367)           (85,946)

    FINANCING ACTIVITIES:
      Capital Contributions from Parent Company                              15,000              -                  -
      Issuance of Cumulative Preferred Stock                                -                    24,596             -
      Issuance of Long-term Debt                                             72,526             198,298            197,722
      Retirement of Preferred Stock                                         (71,773)            -                  -
      Retirement of Long-term Debt                                          (80,000)           (225,834)          (166,166)
      Change in Short-term Debt (net)                                        34,325             (25,225)           (28,594)
      Dividends Paid on Common Stock                                        (71,900)            (68,788)           (42,175)
      Dividends Paid on Cumulative Preferred Stock                          (12,812)            (11,792)           (11,062)
                  Net Cash Flows Used For Financing Activities             (114,634)           (108,745)           (50,275)
   Net Increase (Decrease) in Cash and Cash Equivalents                      (3,488)              7,432             (1,689)
   Cash and Cash Equivalents January 1                                       14,065               6,633              8,322
   Cash and Cash Equivalents December 31                                 $   10,577          $   14,065         $    6,633

   See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                                                          Year Ended December 31,
                                                                               1995                 1994                1993
                                                                                              (in thousands)
Retained Earnings January 1                                                  $  46,976           $  18,288            $127,562

Net Income (Loss)                                                              110,616             109,845             (55,898)
                                                                               157,592             128,133              71,664
Deductions:
Cash Dividends Declared:
   Common Stock                                                                 71,900              68,788              42,175
   Cumulative Preferred Stock:
      7% Series                                                                  1,750               1,167                -
      7-7/8% Series                                                              3,937               3,938               3,937
      9.50%  Series                                                              5,522               7,125               7,125
                Total Cash Dividends Declared                                   83,109              81,018              53,237

Capital Stock Expense                                                              163                 139                 139
                Total Deductions                                                83,272              81,157              53,376
Retained Earnings December 31                                                $  74,320            $ 46,976            $ 18,288


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power serving 599,000 retail customers in central and southern Ohio. Wholesale electric power is supplied to neighboring utility systems. As a member of the American Electric Power (AEP) System Power Pool (Power Pool) and a signatory company to the AEP Transmission Equalization Agreement, CSPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

   The Company's three wholly-owned subsidiaries, which are consolidated in these financial statements, are: Conesville Coal Preparation Company (CCPC) which provides coal washing services for one of the Company's generating stations; Simco Inc. which is engaged in leasing a coal conveyor system to CCPC; and Colomet, Inc. which is engaged in real estate activities for its parent.

Regulation

   As a subsidiary of AEP Co., Inc., CSPCo is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission (FERC) regulates wholesale rates.

Principles of Consolidation

   The consolidated financial statements include CSPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consol-idation.

Basis of Accounting

   As a cost-based rate-regulated entity, CSPCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, regulatory assets and liabilities are recorded to reflect the economic effects of regulation.

Use of Estimates

 The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management s estimates. Actual results could differ from those estimates.

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

Allowance for Funds Used During Construction (AFUDC)

 AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC in 1995, 1994 and 1993 were not significant.

Depreciation

 Depreciation is provided on a straight line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

Functional Class                           Composite
of Property                               Annual Rates

Production                                     3.2%
Transmission                                   2.3%
Distribution                                   3.7%
General                                        3.6%

 Amounts to be used for removal of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

 Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Sale of Receivables

 Under an agreement that expires in 2000, CSPCo can sell up to $50 million of undivided interests in designated pools of accounts receivable and ac-crued utility revenues with limited recourse. As collections reduce previously sold pools, interests in new pools are sold. At December 31, 1995 and 1994, $50 million remained to be collected and remitted to the buyer.

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

 Redemption premiums paid to reacquire preferred stock are deferred, debited to paid-in capital and amortized to retained earnings in accordance with rate-making treatment.

Other Property and Investments

 Other property and investments are stated at cost.

Reclassifications

 Certain prior-period amounts were reclassified to conform with current-period presentation.

2. EFFECTS OF REGULATION AND THE ZIMMER
    PHASE-IN PLAN:

 The consolidated financial statements include assets and liabilities recorded in accordance with regulatory actions in order to match expenses with related revenues included in cost-based regulated rates. The assets are expected to be recovered in future periods through the rate-making process and the liabilities are expected to reduce future cost recoveries. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company s business no longer met these requirements regulatory assets and liabilities would have to be written off for that portion of the business.

 Regulatory assets and liabilities are comprised of the following:
                                      December 31,
                                     1995       1994
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes            $279,984   $286,079
  Zimmer Plant Phase-in Plan
    Deferrals                        46,887     75,394
  Deferred Zimmer Plant
    Carrying Charges                 43,003     43,003
  Unamortized Loss On
    Reacquired Debt                  31,025     34,839
  Other*                             37,106     35,704
  Total Regulatory Assets          $438,005   $475,019

Regulatory Liabilities:
  Deferred Investment Tax Credits   $61,010    $64,597
  Other*                             12,351     13,123
  Total Regulatory Liabilities      $73,361    $77,720

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

 As a result of the ruling, 1993 net income was reduced by $144.5 million after tax to reflect the disallowance and in January 1994, the PUCO approved a 7.11% rate increase effective February 1, 1994. The increase is comprised of a 3.72% base rate increase to complete the rate increase phase-in and a temporary 3.39% surcharge, which will be in effect until the deferred revenues are recovered, estimated to be 1998. In 1995 and 1994, $28.5 and $18.5 million, respectively, of net phase-in deferrals were collected through the surcharge which reduced the deferrals from $93.9 million at December 31, 1993 to $75.4 million at December 31, 1994 and $46.9 million at December 31, 1995. In 1993 and 1992, $47.9 million and $46 million, respectively, were deferred under the phase-in plan. The recovery of amounts deferred under the phase-in plan and the increase in rates to the full rate level did not affect net income.

 From the in-service date of March 1991 until rates went into effect in May 1992 deferred carrying charges of $43 million were recorded on the Zimmer Plant investment. Recovery of the deferred carrying charges will be sought in the next PUCO base rate proceeding in accordance with the PUCO accounting order that authorized the deferral.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

 Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1996-1998 are estimated to be $286 million.

 Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The PUCO has a fuel clause mechanism that provides for deferral and subsequent recovery or refund of changes in the cost of fuel with commission review and approval. The contracts are for various terms, the longest of which extends to 2011, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Clean Air

 The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from various AEP System generating plants. The first phase of reductions in sulfur dioxide emissions (Phase I) began in 1995 and the second, more restrictive phase (Phase II) begins in the year 2000. The law also established a permanent nationwide cap on sulfur dioxide emissions after 1999. Several of the Company s generating units are affected by Phase I. Also a portion of Phase I compliance costs of other AEP affiliates is included in AEP System Power Pool costs (which are described in Note 4) and charged to the Company. These costs are not expected to have an adverse impact on results of operations.

Litigation

 The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.


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

 Operating revenues include $14.8 million in 1995, $15.8 million in 1994 and $12.5 million in 1993 for energy supplied to the Power Pool.

 Charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:
                           Year Ended December 31,
                          1995        1994       1993
                                 (in thousands)

Capacity Charges        $ 83,318    $ 74,936  $ 85,450
Energy Charges            74,100      46,164    68,277

     Total              $157,418    $121,100  $153,727

 Power Pool members share in wholesale sales to unaffiliated utilities made by the Power Pool. The Company's share of the Power Pool's wholesale sales included in operating revenues were $45.8 million in 1995, $48.7 million in 1994 and $49.3 million in 1993.

 In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $10 million in 1995, $13.4 million in 1994 and $6.2 million in 1993. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

 AEP System companies participate in a transmission equalization agree-ment. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $31.1 million, $30.1 million and $31.2 million in 1995, 1994 and 1993, respectively.

 American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5. BENEFIT PLANS:

 The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employ-ees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974.

 Net pension costs for the years ended December 31, 1995, 1994 and 1993 were $0.8 million, $2.2 million and $2.5 million, respectively.

 An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock and totaled $2.1 million in both 1995 and 1994 and $1.9 million in 1993.

 Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for health care and life insurance if they have at least 10 service years and are age 55 or older when employment terminates.

 SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, was adopted in January 1993 for the Company's aggregate liability for OPEB. SFAS 106 requires the accrual during the employee's service years of the present value liability for OPEB costs. Costs for the accumulated postretirement benefits earned and not recognized at adoption are being recognized, in accordance with SFAS 106, as a transition obliga-tion over 20 years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs for employees and retirees OPEBs required by SFAS 106, which includes the recognition of one-twentieth of the prior service transition obligation, are being expensed as incurred and were $11.3 million in 1995, $10.4 million in 1994 and $9.7 million in 1993.

 As a result of SFAS 106, a Voluntary Employees Beneficiary Association
(VEBA) trust fund for OPEB benefits was established and a corporate owned life insurance (COLI) program was implemented to lower the net OPEB costs. The insurance policies have a substantial cash surrender value which is recorded, net of equally substantial policy loans, in other property and investments. Legislation was passed by Congress which would have significantly reduced the tax benefits of a COLI program in the future.
The legislation containing this provision was vetoed by the President. At this time it is uncertain if legislation repealing certain tax benefits for COLI programs will be enacted. If enacted this legislation would negatively impact the effectiveness of the COLI program as a funding and cost reduction mechanism. In 1995 the Company contributed $14.3 million to the VEBA trust fund, an amount equal to the difference between the pay-as-you-go OPEB cost and SFAS 106 total OPEB cost for 1995 and 1994. This contribution was funded by amounts collected from ratepayers plus net earnings from the COLI program.

6. COMMON OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES:

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


                                                                              Company's Share
                                                                                December 31,
                                                                      1995                        1994
                                                 Percent      Utility    Construction     Utility    Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                              (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 13,876      $   13        $ 12,625      $1,137
  Conesville Generating Station (Unit No. 4)       43.5         78,193         555          78,831         420
  J.M. Stuart Generating Station                   26.0        181,362       2,127         175,195       3,209
  Wm. H. Zimmer Generating Station                 25.4        696,661       2,403         695,990       1,797
                                                              $970,092      $5,098        $962,641      $6,563

Transmission                                        (a)       $ 59,208      $ -0-         $ 58,813      $  161

(a) Varying percentage of ownership.

   At December 31, 1995 and 1994, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $247.6 million and $218.2 million, respectively.

7.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1995, authorized shares of cumulative preferred stock were as follows:
                            Par Value                     Shares Authorized
                              $100                           2,500,000
                                25                           7,000,000

   The cumulative preferred stock outstanding shown below is subject to mandatory redemption and has an involuntary liquidation preference of par value.

              Call Price                                         Shares                             Amount
              December 31,               Par                   Outstanding                       December 31,
Series (a)        1995                  Value                December 31, 1995               1995            1994
                                                                                                (in thousands)

7%     (b)         (b)                  $100                      250,000                  $25,000         $ 25,000
7-7/8% (c)      $107.88                  100                      500,000                   50,000           50,000
9.50%              (d)                   100                       75,000                    7,500           75,000
                                                                                           $82,500         $150,000

(a) The sinking fund provisions of the 7% and 7-7/8% series aggregate $2,500,000, $2,500,000 and $7,500,000 in 1998,1999 and 2000, respectively.
(b) Shares issued June 1994. Commencing in 2000, a sinking fund will require the redemption of 50,000 shares at $100 a share on or before August 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 50,000 shares. Redemption of this series is prohibited prior to August 1, 2000.
(c) Commencing in 1998, a sinking fund will require the redemption of 25,000 shares at $100 a share on or before May 1 of each year. The Company has the right, on each sinking fund date, to redeem an additional 25,000 shares. Redemption of this series is restricted prior to March 1, 1997.
(d)On November 1, 1995, 675,000 shares of the 9.50% Cumulative Preferred Stock were redeemed at $106.33 per share. The remaining 75,000 shares were redeemed on February 1, 1996 at $100.00 per share.

8. FEDERAL INCOME TAXES:

 The details of federal income taxes as reported are as follows:

                                                                             Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                     $60,091                $56,424              $ 34,235
  Deferred                                                      2,028                 (5,916)                8,935
  Deferred Investment Tax Credits                              (3,333)                (3,702)               (3,726)
        Total                                                  58,786                 46,806                39,444
Charged (Credited) to Nonoperating Income (net):
  Current                                                        (874)                  (525)               (4,777)
  Deferred                                                        886                  3,784                14,559
  Deferred Investment Tax Credits                                (150)                  (227)                 (538)
        Total                                                    (138)                 3,032                 9,244
Credited to Loss from Zimmer Disallowance (net):
  Deferred                                                       -                      -                  (13,327)
  Deferred Investment Tax Credits                                -                      -                   (1,207)
        Total                                                    -                      -                  (14,534)

Total Federal Income Taxes as Reported                        $58,648                $49,838              $ 34,154

 The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                            Year Ended December 31,
                                                                1995                  1994                  1993
                                                                                 (in thousands)
Net Income (Loss)                                             $110,616              $109,845              $(55,898)
Federal Income Taxes                                            58,648                49,838                34,154
Pre-tax Book Income (Loss)                                    $169,264              $159,683              $(21,744)

Federal Income Taxes on Pre-tax Book Income (Loss) at
  Statutory Rate (35%)                                         $59,242               $55,889               $(7,610)
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Deferred Zimmer Plant Carrying Charges                           3                     3                   928
    Corporate Owned Life Insurance                              (2,882)               (2,787)               (3,351)
    Depreciation                                                 7,959                 7,335                 8,604
    Zimmer Plant Disallowance                                     -                     -                   42,346
    Prior Year Federal Income Tax Accrual Adjustments             -                   (3,300)                 -
    Amortization/Reversal of Deferred Investment
      Tax Credits (net)                                         (3,848)               (3,929)               (5,468)
    Other                                                       (1,826)               (3,373)               (1,295)
Total Federal Income Taxes as Reported                         $58,648               $49,838               $34,154

Effective Federal Income Tax Rate                                 34.6%                 31.2%                   N/A


 The following tables show the elements of the net deferred tax liability and the significant temporary differences that gave rise to it:
                                      December 31,
                                   1995         1994
                                    (in thousands)

Deferred Tax Assets             $  69,503   $  74,752
Deferred Tax Liabilities         (533,916)   (542,345)
  Net Deferred Tax Liabilities  $(464,413)  $(467,593)

Property Related Temporary
  Differences                   $(337,349)  $(330,434)
Amounts Due From Customers For
  Future Federal Income Taxes     (97,973)   (100,128)
All Other (net)                   (29,091)    (37,031)
    Total Net Deferred
      Tax Liabilities           $(464,413)  $(467,593)

 The Company and its subsidiaries join in the filing of a consolidated federal income tax return with their affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

 The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.


9. SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1995      1994      1993
                                 (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)   $78,046   $83,251  $88,141
  Income Taxes              57,896    59,218   35,514

Noncash Acquisitions under
 Capital Leases were         9,094    14,899    8,672

10.  LEASES:

 Leases of property, plant and equipment are for periods of up to 31 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

 Lease rentals are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1995      1994      1993
                                 (in thousands)

Operating Leases           $ 7,684   $ 7,850   $ 8,873
Amortization of Capital
 Leases                      4,971     4,050     3,032
Interest on Capital Leases   1,547     1,092       763
  Total Rental Costs       $14,202   $12,992   $12,668

 Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                      December 31,
                                  1995           1994
                                    (in thousands)

Electric Utility Plant:
 Production                      $ 1,952        $ 1,952
 General                          38,632         33,419
   Total Electric Utility Plant   40,584         35,371
 Other Property                    1,838          1,167
   Total Properties               42,422         36,538
 Accumulated Amortization         14,606         12,086
     Net Properties under
        Capital Leases           $27,816        $24,452

Obligations under Capital Leases:
 Noncurrent Liability            $22,981        $19,562
 Liability Due Within One Year     4,835          4,890
    Total Capital Lease
      Obligations                $27,816        $24,452

 Capital lease obligations are included in other noncurrent and other current liabilities.

 Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

 Future minimum lease payments consisted of the following at December 31,
1995:
                                                                 Non-
                                                               cancelable
                                                  Capital       Operating
                                                  Leases        Leases
                                                     (in thousands)

 1996                                                  $ 6,304    $ 5,887
 1997                                                    5,419      5,624
 1998                                                    4,555      5,392
 1999                                                    3,972      5,045
 2000                                                    3,341      4,837
 Later Years                                             9,981     11,525
 Total Future Minimum Lease
      Payments                                          33,572    $38,310
 Less Estimated Interest Element                         5,756
 Estimated Present Value of
      Future Minimum Lease Payments                    $27,816


11. COMMON SHAREHOLDER'S EQUITY:

 The Company received from AEP Co., Inc. a cash capital contribution of $15 million in 1995 which was credited to paid-in capital. In 1995 and 1994 net charges to paid-in capital of $6,215,000 and $404,000, respectively, represented expenses of issuing and retiring cumulative preferred stock. There were no other material transactions affecting the common stock and paid-in capital accounts in 1995, 1994 and 1993. At December 31, 1995 retained earnings was $74.3 million with no dividend restrictions.

12.  LONG-TERM DEBT AND LINES OF CREDIT:

 Long-term debt by major category was outstanding as follows:
                                     December 31,
                                 1995            1994
                                    (in thousands)

First Mortgage Bonds           $827,167        $856,767
Debentures                       72,734            -
Installment Purchase Contracts   90,895          90,841
Notes Payable due 1995             -             50,000
                                990,796         997,608
Less Portion Due Within
  One Year                         -             80,000
  Total                        $990,796        $917,608

 First mortgage bonds outstanding were as follows:

                                     December 31,
                                 1995           1994
                                   (in thousands)
% Rate  Due
8.95    1995 - December 20     $   -          $ 30,000
6-1/4   1997 - October 1         14,640         14,640
9.15    1998 - February 2        57,000         57,000
7       1998 - June 1            24,750         24,750
9.31    2001 - August 1          30,000         30,000
7.95    2002 - July 1            40,000         40,000
7.25    2002 - October 1         75,000         75,000
7.15    2002 - November 1        20,000         20,000
6.80    2003 - May 1             50,000         50,000
6.60    2003 - August 1          40,000         40,000
6.10    2003 - November 1        20,000         20,000
6.55    2004 - March 1           50,000         50,000
6.75    2004 - May 1             50,000         50,000
9.625   2021 - June 1            50,000         50,000
8.70    2022 - July 1            35,000         35,000
8.40    2022 - August 1          15,000         15,000
8.55    2022 - August 1          15,000         15,000
8.40    2022 - August 15         40,000         40,000
8.40    2022 - October 15        15,000         15,000
7.90    2023 - May 1             50,000         50,000
7.75    2023 - August 1          40,000         40,000
7.45    2024 - March 1           50,000         50,000
7.60    2024 - May 1             50,000         50,000
Unamortized Discount (net)       (4,223)        (4,623)
                                827,167        856,767
Less Portion Due Within
  One year                         -            30,000
  Total                        $827,167       $826,767

 Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.

 In September 1995 the Company issued $75 million of 8-3/8% Series A Junior Subordinated Deferrable Interest Debentures due in 2025.

 Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by the Ohio Air Quality Development Authority as follows:

                                      December 31,
                                   1995          1994
                 (in thousands)
% Rate Due

6-3/8  2020 - December 1          $48,550      $48,550
6-1/4  2020 - December 1           43,695       43,695
Unamortized Discount               (1,350)      (1,404)
  Total                           $90,895      $90,841

 Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

 At December 31, 1995 annual long-term debt payments, excluding premium or discount, are as follows:
                                  Principal Amount
                                   (in thousands)

  1996                               $   -
  1997                                 14,640
  1998                                 81,750
  1999                                   -
  2000                                   -
  Later Years                         902,245
    Total                            $998,635

 Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1995 and 1994 were available in the amounts of $372 million and $518 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are paid each year to the banks to maintain the lines of credit. At December 31, 1995 outstanding short-term debt consisted of $13.1 million of notes payable and $21.2 million of commercial paper with year-end weighted average interest rates of 6% and 6.1%, respectively.


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

 The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1995 and 1994 fair values for preferred stock subject to mandatory redemption were $88.8 million and $153 million, and for long-term debt were $1,032 million and $921 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $82.5 million and $150 million, and for long-term debt were $991 million and $998 million at December 31, 1995 and 1994, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14. UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods  Operating  Operating      Net
     Ended          Revenues   Income      Income

1995
 March 31           $257,005    $44,437    $25,525
 June 30             246,165     39,179     20,550
 September 30        310,141     66,542     47,132
 December 31         258,551     35,650     17,409


Quarterly Periods  Operating  Operating       Net
     Ended          Revenues   Income       Income

1994
 March 31           $255,829    $43,468    $24,652
 June 30             256,754     44,523     25,242
 September 30        280,470     61,597     42,528
 December 31         238,098     36,280     17,423 (a)

(a) Includes favorable federal income tax adjustments of $3.3 million related to the resolution of various issues with the IRS.