Form 10-K405, Exhibit 13
period 1996-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 1997-03-27
CIK 22198

Selected Consolidated Financial Data
                                                                    Year Ended December 31,
                                           1996            1995            1994           1993            1992
                                                                      (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues                    $1,105,683       $1,071,862     $1,031,151      $953,652         $843,996
  Operating Expenses                       920,136          886,054        845,283        803,436         721,681
  Operating Income                         185,547          185,808        185,868        150,216         122,315
  Nonoperating Income (Loss)                  (970)           5,202          7,030         27,343          47,170
  Loss from Zimmer Plant Disallowance
    (net of tax)                             -                -              -            144,533         -
  Income Before Interest Charges           184,577          191,010        192,898         33,026         169,485
  Interest Charges (net)                    77,469           80,394         83,053         88,924          93,241
  Net Income (Loss)                        107,108          110,616        109,845        (55,898)         76,244
  Preferred Stock Dividend Requirements      6,029           11,907         12,084         11,062          10,220
  Earnings (Loss) Applicable
    to Common Stock                    $   101,079      $    98,709    $    97,761      $ (66,960)       $ 66,024

                                                                       December 31,
                                           1996            1995            1994           1993            1992
                                                                      (in thousands)
BALANCE SHEETS DATA:
  Electric Utility Plant                $2,899,893      $2,820,208      $2,729,577     $2,645,055      $2,724,506
  Accumulated Depreciation               1,016,909         953,170         884,237        811,817         754,367
  Net Electric Utility Plant            $1,882,984      $1,867,038      $1,845,340     $1,833,238      $1,970,139
  Total Assets                          $2,541,586      $2,594,126      $2,594,342     $2,582,671      $2,371,370

  Common Stock and
    Paid-in Capital                    $   615,735     $   615,453     $   606,668    $   607,072     $   607,072
  Retained Earnings                         99,582          74,320          46,976         18,288         127,562
  Total Common Shareholder's Equity    $   715,317     $   689,773     $   653,644    $   625,360     $   734,634

  Cumulative Preferred Stock - Subject
    to Mandatory Redemption (a)        $    75,000    $     82,500     $   150,000    $   125,000     $   125,000

  Long-term Debt (a)                   $   897,281     $   990,796     $   997,608     $1,017,713     $   977,921

  Obligations Under Capital Leases (a) $    36,134    $     27,816   $      24,452   $     15,237   $       9,951

  Total Capitalization and Liabilities $ 2,541,586      $2,594,126      $2,594,342     $2,582,671      $2,371,370

(a) Including portion due within one year.

MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS

Net Income Decreases

     Net income declined 3% in 1996 compared with 1995 primarily due to a decline in nonoperating income partially offset by a reduction in interest charges. Operating income remained relatively unchanged as increased energy sales were offset by corresponding increases in operating expenses.

     Operating revenues increased $34 million or 3% in 1996 reflecting increased energy usage by wholesale and to a lesser extent by retail customers and increased fuel costs recoveries as shown in the following price volume analysis:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Price Variance . . . . . . . .  $ (8.3)
  Volume Variance. . . . . . . .     9.3
  Fuel Cost Recoveries . . . . .    11.0
                                    12.0          1.2
Wholesale:
  Price Variance . . . . . . . .   (31.3)
  Volume Variance. . . . . . . .    49.3
                                    18.0         23.9

Other Operating Revenues. . . . .    3.8
  Total . . . . . . . . . . . . . $ 33.8          3.2


     The increase in retail operating revenues in 1996 was due to increased energy sales to commercial and industrial customers and increased fuel clause revenues from retail customers. Growth in the number of commercial customers and increased usage by industrial customers accounted for the increased retail demand. Sales to weather sensitive residential customers were steady as the effect of cold winter weather in early 1996 was offset by mild summer and December temperatures. The Public Utilities Commission of Ohio fuel clause adjustment mechanism permits the recovery of previously deferred underrecovered fuel costs. The increase in fuel clause revenues did not affect net income since it was offset by the amortization of underrecovered deferred fuel costs.

     Wholesale revenues increased significantly primarily due to increased energy sales to unaffiliated utilities and new wholesale transactions. During 1996 the Company, through the Power Pool, shared in sales of a new product, coal conversion services, which resulted in 1.1 billion kilowatthours of electricity being provided to power marketers and certain non-affiliated utilities under a new Federal Energy Regula-tory Commission approved interruptible tariff. Since these new sales are for the service of converting the customers' coal to electricity and do not include recovery of a fuel cost, the average wholesale price per kilowatthour was significantly less in 1996 than in 1995.

Operating Expenses Increase

     Operating expenses increased $34 million or 3.8% in 1996. Changes in the components of operating expenses were as follows:

                                  Increase (Decrease)
(dollars in millions)              From Previous Year
                                    Amount         %

Fuel. . . . . . . . . . . . . . .   $19.0        11.2
Purchased Power . . . . . . . . .     1.4         0.8
Other Operation . . . . . . . . .     6.2         3.3
Maintenance . . . . . . . . . . .    (5.6)       (7.9)
Depreciation and Amortization . .     3.3         2.8
Taxes Other Than Federal
  Income Taxes. . . . . . . . . .     5.8         5.3
Federal Income Taxes. . . . . . .     4.0         6.8
  Total . . . . . . . . . . . . .   $34.1         3.8

     Fuel expense increased 11% primarily due to the operation of the fuel clause adjustment mechanism whereby the amortization of previously deferred underrecovered fuel costs resulted in increased fuel expense commensurate
with recovery in rates.   A 5% increase in net generation to meet increased
demand also contributed to the increased fuel expense.
     The increase in other operation expense was due to increased marketing expenses and uncollectible accounts expense.
     Maintenance expense decreased by 8% due mainly to the effect of workforce reductions at the Company's power plants and reduced plant maintenance work. Maintenance expense in 1995 included expenditures associated with outages at the Conesville and Picway plants while in 1996 these plants experienced less extensive maintenance outages.
     The increase in taxes other than federal income taxes was due primarily to higher gross receipts taxes as a result of increased revenues during the assessment period and increased property taxes due to increases in assessed property values and tax rates.
     Federal income taxes attributable to operations increased primarily due to an increase in pre-tax operating income and changes in certain book/tax differences accounted for on a flow-through basis for rate-making purposes.

Nonoperating Income and Interest Charges Decrease
     Nonoperating income declined by $6 million during 1996 due to losses from certain deferred demand side management programs; costs for the clean-up of underground fuel storage tanks at one of the Company's facilities; a decline in the return on unrecovered Zimmer Plant deferrals due to a declining balance of unamortized Zimmer Plant phase-in deferrals; reduced interest income; and expenses of AEP's branding campaign. The recordation in 1995 of interest income relating to the settlement of the Internal Revenue Service audit for the years 1988-1990 accounted for the decrease in interest income. The AEP branding campaign is an advertising program to inform customers that the Company is operating under the name American Electric Power and to identify the Company as more than just a supplier of electricity; AEP: America's Energy Partner.
     Interest charges decreased as the Company continued a refinancing program that reduced the average interest rate and the amount of long-term debt outstanding. The redemption of the 9.50% series of preferred stock in late 1995 and early 1996 accounted for the decrease in preferred stock dividends.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of
Directors of Columbus Southern
Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Columbus, Ohio
February 25, 1997

Consolidated Statements of Income
                                                              Year Ended December 31,
                                                    1996               1995                1994
                                                                 (in thousands)
OPERATING REVENUES                               $1,105,683         $1,071,862          $1,031,151

OPERATING EXPENSES:
   Fuel                                             188,746            169,791             204,210
   Purchased Power                                  168,894            167,517             134,540
   Other Operation                                  196,762            190,542             175,102
   Maintenance                                       65,414             71,022              71,629
   Depreciation                                      88,070             85,448              83,180
   Amortization (Deferral) of Zimmer Plant
     Phase-in Costs                                  33,937             33,268              27,144
   Taxes Other Than Federal Income Taxes            115,518            109,680             102,672
   Federal Income Taxes                              62,795             58,786              46,806

          TOTAL OPERATING EXPENSES                  920,136            886,054             845,283

OPERATING INCOME                                    185,547            185,808             185,868

NONOPERATING INCOME (LOSS)                             (970)             5,202               7,030

INCOME BEFORE INTEREST CHARGES                      184,577            191,010             192,898

INTEREST CHARGES                                     77,469             80,394              83,053

NET INCOME                                          107,108            110,616             109,845

PREFERRED STOCK DIVIDEND REQUIREMENTS                 6,029             11,907              12,084

EARNINGS APPLICABLE TO COMMON STOCK             $   101,079        $    98,709           $  97,761

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
                                                                   December 31,
                                                                1996           1995
                                                                  (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
   Production                                                 $1,503,371     $1,481,309
   Transmission                                                  326,247        314,413
   Distribution                                                  885,267        843,228
   General                                                       130,946        117,185
   Construction Work in Progress                                  54,062         64,073
                 Total Electric Utility Plant                  2,899,893      2,820,208
   Accumulated Depreciation                                    1,016,909        953,170
                 NET ELECTRIC UTILITY PLANT                    1,882,984      1,867,038

OTHER PROPERTY AND INVESTMENTS                                    24,069         25,950

CURRENT ASSETS:
   Cash and Cash Equivalents                                       9,134         10,577
   Accounts Receivable:
      Customers                                                   50,557         52,390
      Affiliated Companies                                         4,446          4,465
      Miscellaneous                                                9,032         10,059
      Allowance for Uncollectible Accounts                        (1,032)        (1,061)
   Fuel - at average cost                                         18,278         24,316
   Materials and Supplies - at average cost                       23,999         23,519
   Accrued Utility Revenues                                       31,826         40,389
   Prepayments                                                    32,330         32,116
                 TOTAL CURRENT ASSETS                            178,570        196,770

REGULATORY ASSETS                                                385,689        438,005

DEFERRED CHARGES                                                  70,274         66,363

                     TOTAL                                    $2,541,586     $2,594,126

See Notes to Consolidated Financial Statements.

                                                                     December 31,
                                                                 1996           1995
                                                                    (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
   Common Stock - No Par Value:
      Authorized - 24,000,000 Shares
      Outstanding - 16,410,426 Shares                        $    41,026   $     41,026
   Paid-in Capital                                               574,709        574,427
   Retained Earnings                                              99,582         74,320
                Total Common Shareholder's Equity                715,317        689,773
   Cumulative Preferred Stock -
       Subject to Mandatory Redemption                            25,000         75,000
   Long-term Debt                                                882,641        990,796
                TOTAL CAPITALIZATION                           1,622,958      1,755,569

OTHER NONCURRENT LIABILITIES                                      40,068         34,571

CURRENT LIABILITIES:
   Preferred Stock Due Within One Year                            50,000          7,500
   Long-term Debt Due Within One Year                             14,640        -
   Short-term Debt                                                51,800         34,325
   Accounts Payable - General                                     34,619         31,276
   Accounts Payable - Affiliated Companies                        20,209         20,753
   Taxes Accrued                                                 129,429        120,093
   Interest Accrued                                               13,605         17,016
   Other                                                          32,314         30,955
                TOTAL CURRENT LIABILITIES                        346,616        261,918

DEFERRED INCOME TAXES                                            441,477        464,413

DEFERRED INVESTMENT TAX CREDITS                                   57,101         61,010

DEFERRED CREDITS                                                  33,366         16,645

COMMITMENTS AND CONTINGENCIES (Note 3)

                    TOTAL                                     $2,541,586     $2,594,126

Consolidated Statements of Cash Flows
                                                                        Year Ended December 31,
                                                                1996               1995               1994
                                                                               (in thousands)
OPERATING ACTIVITIES:
   Net Income                                                  $107,108           $ 110,616          $ 109,845
   Adjustments for Noncash Items:
      Depreciation                                               87,697              85,071             82,795
      Deferred Federal Income Taxes                             (12,771)              2,914             (2,132)
      Deferred Investment Tax Credits                            (3,909)             (3,483)            (3,929)
      Deferred Fuel Costs (net)                                   4,519             (11,377)             2,247
      Deferred Zimmer Plant Operating Expenses and
        Carrying Charges                                         32,152              29,150             19,156
   Changes in Certain Currrent Assets and Liabilities:
      Accounts Receivable (net)                                   2,850             (11,916)            (2,840)
      Fuel, Materials and Supplies                                5,558               5,148              5,046
      Accrued Utility Revenues                                    8,563              (8,794)            (2,706)
      Accounts Payable                                            2,799               3,038             (1,556)
   Other (net)                                                   24,522               6,212            (11,382)
        Net Cash Flows From Operating Activities                259,088             206,579            194,544

INVESTING ACTIVITIES:
   Construction Expenditures                                    (92,667)            (98,356)           (80,973)
   Proceeds from Sale and Leaseback
     Transactions and Other                                       2,956               2,923              2,606
        Net Cash Flows Used For Investing Activities            (89,711)            (95,433)           (78,367)

FINANCING ACTIVITIES:
   Capital Contributions from Parent Company                       -                 15,000             -
   Issuance of Cumulative Preferred Stock                          -                   -                24,596
   Issuance of Long-term Debt                                      -                 72,526            198,298
   Retirement of Preferred Stock                                 (7,500)            (71,773)              -
   Retirement of Long-term Debt                                 (99,053)            (80,000)          (225,834)
   Change in Short-term Debt (net)                               17,475              34,325            (25,225)
   Dividends Paid on Common Stock                               (75,876)            (71,900)           (68,788)
   Dividends Paid on Cumulative Preferred Stock                  (5,866)            (12,812)           (11,792)
        Net Cash Flows Used For Financing Activities           (170,820)           (114,634)          (108,745)
Net Increase (Decrease) in Cash and Cash Equivalents             (1,443)             (3,488)             7,432

Cash and Cash Equivalents January 1                              10,577              14,065              6,633
Cash and Cash Equivalents December 31                        $    9,134          $   10,577         $   14,065

See Notes to Consolidated Financial Statements.

Consolidated Statements of Retained Earnings
                                                          Year Ended December 31,
                                                    1996          1995          1994
                                                              (in thousands)
Retained Earnings January 1                       $  74,320     $  46,976      $ 18,288
Net Income                                          107,108       110,616       109,845
                                                    181,428       157,592       128,133
Deductions:
Cash Dividends Declared:
  Common Stock                                       75,876        71,900        68,788
  Cumulative Preferred Stock:
      7% Series                                       1,750         1,750         1,167
      7-7/8% Series                                   3,938         3,937         3,938
      9.50%  Series                                    -            5,522         7,125
             Total Cash Dividends Declared           81,564        83,109        81,018
  Capital Stock Expense                                 282           163           139
             Total Deductions                        81,846        83,272        81,157
Retained Earnings December 31                      $ 99,582      $ 74,320      $ 46,976

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

   Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, transmission and distribution of electric power serving 609,000 retail customers in its service territory in central and southern Ohio. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power (AEP) System Power Pool (Power Pool). As a member of the Power Pool and a signatory company to the AEP Transmission Equalization Agreement, CSPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Basis of Accounting

   As a cost-based rate-regulated entity, CSPCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation.

Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Utility Plant

     Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements from the plant ac-counts and associated removal costs, net of salvage, are deducted from accumulated depreciation.

     The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)
     AFUDC is a noncash nonoperating income item that is recovered with regulator approval over the service life of utility plant through depreciation and represents the estimated cost of borrowed and equity funds used to finance construction projects. The amounts of AFUDC in 1996, 1995 and 1994 were not significant.

Depreciation

     Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

                                          Composite
Functional Class                          Depreciation
of Property                               Annual Rates

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


Sale of Receivables

     Under an agreement that was terminated in January 1997, CSPCo sold $50 million of undivided interests in designated pools of accounts receivable and accrued utility revenues with limited recourse. As collections reduced previously sold pools, interests in new pools were sold. At December 31, 1996, 1995 and 1994, $50 million remained to be collected and remitted to the buyer.

Operating Revenues

     Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues.

Fuel Costs

     Changes in retail jurisdictional fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism. As a result the Company practices deferral accounting for changes in retail fuel costs. The deferral will be amortized to fuel expense as it is recovered in rates. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

     The Company's policy was to account for investment tax credits under the flow-through method except where regulatory commissions reflected investment tax credits in the rate-making process on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.

Debt and Preferred Stock

     Gains and losses on reacquired debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

     In accordance with rate-making treatment debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

     Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to retained earnings in accordance with rate-making treatment.

Other Property and Investments

     Other property and investments are stated at cost.


2. EFFECTS OF REGULATION AND THE ZIMMER PHASE-IN PLAN:

     In accordance with SFAS 71 the consolidated financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are
expected to reduce future cost recoveries.    Among other things application
of SFAS 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business no longer met these requirements regulatory assets and liabilities would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

     Regulatory assets and liabilities are comprised of the following:
                                       December 31,
                                     1996       1995
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes            $269,820   $279,984
  Zimmer Plant Phase-in Plan
    Deferrals                        15,379     46,887
  Deferred Zimmer Plant
    Carrying Charges                 43,003     43,003
  Unamortized Loss On
    Reacquired Debt                  32,740     31,025
  Other                              24,747     37,106
  Total Regulatory Assets          $385,689   $438,005

Regulatory Liabilities:
  Deferred Investment Tax Credits   $57,101    $61,010
  Other*                             24,741     12,351
  Total Regulatory Liabilities      $81,842    $73,361

* Included in Deferred Credits on the Consolidated Balance Sheets.

     The rate phase-in plan deferrals are applicable to the Zimmer Plant, a 1,300 mw coal-fired plant which commenced commercial operation in 1991.
CSPCo owns 25.4% of the plant with the remainder owned by two unaffiliated companies. In May 1992 the PUCO issued an order providing for a phased in rate increase of $123 million to be implemented in three steps over a two-year period and disallowed $165 million of Zimmer Plant investment. CSPCo appealed the PUCO ordered Zimmer disallowance and phase-in plan to the Ohio Supreme Court. In November 1993 the Supreme Court issued a decision on CSPCo's appeal affirming the PUCO disallowance but finding that the PUCO did not have statutory authority to order phased-in rates. The Court instructed the PUCO to fix rates to provide gross annual revenues in accordance with the law and to provide a mechanism to recover the amounts deferred as regulatory assets under the phase-in order.

     As a result of the Supreme Court decision, in January 1994 the PUCO approved a 7.11% rate increase effective February 1, 1994. The increase is comprised of a 3.72% base rate increase to complete the rate increase phase-in and a temporary 3.39% surcharge, which will be in effect until the deferrals are recovered, estimated to be in 1997. In 1996, 1995 and 1994 $31.5 million, $28.5 million and $18.5 million, respectively, of net phase-in deferrals were collected through the surcharge. The deferral balance was $15.4 million at December 31, 1996 and $46.9 million at December 31, 1995.
The recovery of amounts deferred under the phase-in plan and the increase in rates to the full rate level did not affect net income since the deferred costs are amortized commensurate with their recovery. From the in-service date of March 1991 until rates went into effect in May 1992 deferred carrying charges of $43 million were recorded on the Zimmer Plant investment.
Recovery of the deferred carrying charges will be sought in the next PUCO base rate proceeding in accordance with the PUCO accounting order that authorized the deferral.

3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

     Substantial construction commitments have been made. Such commitments do not include any expenditures for new generating capacity. The aggregate construction program expenditures for 1997-1999 are estimated to be $346 million.

     Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The PUCO has a fuel clause mechanism that provides for deferral and subsequent recovery or refund of changes in the cost of fuel with commission review and approval. The contracts are for various terms, the longest of which extends to 2007, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Litigation

     The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations or financial condition.


4. RELATED PARTY TRANSACTIONS:

     Benefits and costs of the AEP System's generating plants are shared by members of the Power Pool. The Company is a member of the Power Pool. Under the terms of the System Interconnection Agreement, capacity charges and credits are designed to allocate the cost of the System's capacity among the Power Pool members based on their relative peak demands and generating re-serves. Power Pool members are also compensated for the out-of-pocket costs of energy delivered to the Power Pool and charged for energy received from the Power Pool.

     Operating revenues include $15.4 million in 1996, $14.8 million in 1995 and $15.8 million in 1994 for energy supplied to the Power Pool.

     Since the Company's internal peak demand exceeds its generating capacity charges for Power Pool capacity reservation and energy received were included in purchased power expense as follows:

                           Year Ended December 31,
                          1996        1995       1994
                                 (in thousands)

Capacity Charges        $ 83,723    $ 83,318  $ 74,936
Energy Charges            76,758      74,100    46,164

     Total              $160,481    $157,418  $121,100

     Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of these wholesale Power Pool sales included in operating revenues were $63.6 million in 1996, $45.8 million in 1995 and $48.7 million in 1994.

     In addition, the Power Pool purchases power from unaffiliated companies for immediate resale to other unaffiliated utilities. The Company's share of these purchases was included in purchased power expense and totaled $7.1 million in 1996, $10 million in 1995 and $13.4 million in 1994. Revenues from these transactions including a transmission fee are included in the above Power Pool wholesale operating revenues.

     AEP System companies participate in a transmission equalization agree-ment. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, other operation expense includes equalization charges of $30.6 million, $31.1 million and $30.1 million in 1996, 1995 and 1994, respective-ly.

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

5. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension costs for the years ended December 31, 1996, 1995 and 1994 were $1.5 million, $0.8 million and $2.2 million, respectively.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $1.9 million in 1996 and $2.1 million in both 1995 and 1994.

     Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, were $13.6 million in 1996, $11.3 million in 1995 and $10.4 million in 1994. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $8.2 million in 1996 and $14.3 million in 1995.

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

                                                                             Company's Share
                                                                               December 31,
                                                                      1996                        1995
                                                 Percent      Utility    Construction     Utility    Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                               (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 13,628      $   46        $ 13,876      $   13
  Conesville Generating Station (Unit No. 4)       43.5         79,484         268          78,193         555
  J.M. Stuart Generating Station                   26.0        179,633       2,973         181,362       2,127
  Wm. H. Zimmer Generating Station                 25.4        698,765       1,349         696,661       2,403
                                                              $971,510      $4,636        $970,092      $5,098
Transmission                                        (a)        $59,105      $  324        $ 59,208      $ -0-
(a) Varying percentages of ownership.

   At December 31, 1996 and 1995, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $271.2 million and $247.6 million, respectively.

7.  CUMULATIVE PREFERRED STOCK:

   At December 31, 1996, authorized shares of cumulative preferred stock were as follows:
                            Par Value                     Shares Authorized
                              $100                           2,500,000
                                25                           7,000,000

   The cumulative preferred stock outstanding shown below is subject to mandatory redemption and has an involuntary liquidation preference of par value.

              Call Price                                         Shares                             Amount
              December 31,               Par                   Outstanding                       December 31,
Series (a)        1996                  Value                December 31, 1996               1996            1995
                                                                                                 (in thousands)
7%     (b)         (b)                  $100                      250,000                  $25,000          $25,000
7-7/8% (c)         (c)                   100                      500,000                   50,000           50,000
9.50%  (d)         (d)                   100                         -                        -               7,500
                                                                                           $75,000          $82,500

(a) The sinking fund provisions of the 7% and 7-7/8% series aggregate $2,500,000, $2,500,000 and $7,500,000 and
    $7,500,000 in 1998, 1999, 2000 and 2001, respectively.
(b) Shares issued June 1994.  Commencing in 2000, a sinking fund will require the redemption of 50,000 shares at $100 a share on or before August 1 of each year.  The Company has the right, on each sinking fund date, to redeem an additional 50,000 shares.  Redemption of this series is prohibited prior to August 1, 2000.
(c) Called for redemption in March 1997.
(d) Redeemed 675,000 shares of 9.5% series in November 1995 and the remaining 75,000 shares in February 1996.

8. FEDERAL INCOME TAXES:

    The details of federal income taxes as reported are as follows:
                                                                           Year Ended December 31,
                                                                1996                  1995                  1994
                                                                                 (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                    $ 78,262                $60,091               $56,424
  Deferred                                                    (11,842)                 2,028                (5,916)
  Deferred Investment Tax Credits                              (3,625)                (3,333)               (3,702)
        Total                                                  62,795                 58,786                46,806
Charged (Credited) to Nonoperating Income (net):
  Current                                                      (1,280)                  (874)                 (525)
  Deferred                                                       (929)                   886                 3,784
  Deferred Investment Tax Credits                                (284)                  (150)                 (227)
        Total                                                  (2,493)                  (138)                3,032
Total Federal Income Taxes as Reported                       $ 60,302                $58,648               $49,838

    The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                                           Year Ended December 31,
                                                                1996                  1995                  1994
                                                                                 (in thousands)
Net Income                                                    $107,108              $110,616              $109,845
Federal Income Taxes                                            60,302                58,648                49,838
Pre-tax Book Income                                           $167,410              $169,264              $159,683

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                         $58,594               $59,242               $55,889
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                 7,861                 7,959                 7,335
    Corporate Owned Life Insurance                              (1,697)               (2,882)               (2,787)
    Federal Income Tax Accrual Adjustments                        -                     -                   (3,300)
    Investment Tax Credits (net)                                (3,909)               (3,848)               (3,929)
    Other                                                         (547)               (1,823)               (3,370)
Total Federal Income Taxes as Reported                         $60,302               $58,648               $49,838

Effective Federal Income Tax Rate                                 36.0%                 34.6%                 31.2%

    The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:

                                      December 31,
                                   1996         1995
                                    (in thousands)

Deferred Tax Assets             $  77,978   $  69,503
Deferred Tax Liabilities         (519,455)   (533,916)
  Net Deferred Tax Liabilities  $(441,477)  $(464,413)

Property Related Temporary
  Differences                   $(341,669)  $(337,349)
Amounts Due From Customers For
  Future Federal Income Taxes     (94,413)    (97,973)
All Other (net)                    (5,395)    (29,091)
    Total Net Deferred
      Tax Liabilities           $(441,477)  $(464,413)

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

    The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1993 are presently being audited by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company for 1991 through 1993 should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1996 would reduce earnings by approximately $34 million (including interest).
Management believes it will ultimately prevail on this issue and will vigorously contest any adjustments that may be assessed. Accordingly, no provision for this amount has been recorded. In the opinion of management, the final settlement of open years will not have a material effect on results of operations.

9.   SUPPLEMENTARY INFORMATION:
                             Year Ended December 31,
                             1996      1995      1994
                                 (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)   $77,021   $78,046   $83,251
  Income Taxes              76,298    57,896    59,218
Noncash Acquisitions under
 Capital Leases were        14,247     9,094    14,899

10.  LEASES:

    Leases of property, plant and equipment are for periods of up to 31 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

    Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treatment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1996      1995      1994
                                 (in thousands)

Operating Leases           $ 7,544   $ 7,684   $ 7,850
Amortization of Capital
 Leases                      5,169     4,971     4,050
Interest on Capital Leases   2,094     1,547     1,092
  Total Rental Costs       $14,807   $14,202   $12,992

    Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:
                                      December 31,
                                  1996           1995
                                    (in thousands)

Electric Utility Plant:
 Production                      $ 1,952        $1,952
 General                          48,030        38,632
   Total Electric Utility Plant   49,982        40,584
 Other Property                    2,189         1,838
   Total Properties               52,171        42,422
 Accumulated Amortization         16,037        14,606
     Net Properties under
        Capital Leases           $36,134       $27,816

Obligations under Capital Leases:*
 Noncurrent Liability            $30,520       $22,981
 Liability Due Within One Year     5,614         4,835
    Total Capital Lease
      Obligations                $36,134       $27,816

* Represents the present value of future minumum lease payments.

    Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the Consolidated Balance Sheets. Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

    Future minimum lease payments consisted of the following at December 31,
1996:
                                                                   Non-
                                                                 cancelable
                                                    Capital       Operating
                                                    Leases        Leases
                                                       (in thousands)

    1997                                                 $ 7,715    $ 5,609
    1998                                                   6,779      5,382
    1999                                                   6,133      5,046
    2000                                                   5,490      4,837
    2001                                                   4,284      4,513
    Later Years                                           13,482      7,012
    Total Future Minimum Lease
      Payments                                            43,883    $32,399
    Less Estimated Interest Element                        7,749
    Estimated Present Value of
      Future Minimum Lease Payments                      $36,134


11. COMMON SHAREHOLDER'S EQUITY:

    The Company received from AEP Co., Inc. a cash capital contribution of $15 million in 1995 which was credited to paid-in capital. In 1996, 1995 and 1994 net charges to paid-in capital of $282,000, $6,215,000 and $404,000, respectively, represented expenses of issuing and retiring cumulative preferred stock. There were no other material transactions affecting the common stock and paid-in capital accounts in 1996, 1995 and 1994.


12.  LONG-TERM DEBT AND LINES OF CREDIT:

    Long-term debt by major category was outstanding as follows:
                                     December 31,
                                 1996            1995
                                    (in thousands)

First Mortgage Bonds           $733,522       $827,167
Debentures                       72,810         72,734
Installment Purchase Contracts   90,949         90,895
                                897,281        990,796
Less Portion Due Within
  One Year                       14,640           -
  Total                        $882,641       $990,796

    First mortgage bonds outstanding were as follows:

                                    December 31,
                                1996           1995
                                  (in thousands)
% Rate  Due
6-1/4   1997 - October 1      $ 14,640       $ 14,640
9.15    1998 - February 2       57,000         57,000
7       1998 - June 1           24,750         24,750
9.31    2001 - August 1           -            30,000
7.95    2002 - July 1           40,000         40,000
7.25    2002 - October 1        75,000         75,000
7.15    2002 - November 1       20,000         20,000
6.80    2003 - May 1            50,000         50,000
6.60    2003 - August 1         40,000         40,000
6.10    2003 - November 1       20,000         20,000
6.55    2004 - March 1          50,000         50,000
6.75    2004 - May 1            50,000         50,000
9.625   2021 - June 1             -            50,000
8.70    2022 - July 1           35,000         35,000
8.40    2022 - August 1         15,000         15,000
8.55    2022 - August 1         15,000         15,000
8.40    2022 - August 15        25,500         40,000
8.40    2022 - October 15       15,000         15,000
7.90    2023 - May 1            50,000         50,000
7.75    2023 - August 1         40,000         40,000
7.45    2024 - March 1          50,000         50,000
7.60    2024 - May 1            50,000         50,000
Unamortized Discount (net)      (3,368)        (4,223)
                               733,522        827,167
Less Portion Due Within
  One year                      14,640           -
  Total                       $718,882       $827,767

    Certain indentures relating to the first mortgage bonds contain improvement, maintenance and replacement provisions requiring the deposit of cash or bonds with the trustee, or in lieu thereof, certification of unfunded property additions.
    Debentures represent $75 million of 8-3/8% Series A Junior Subordinated Deferrable Interest Debentures due in September 2025.
    Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by the Ohio Air Quality Development Authority as follows:
                                    December 31,
                                  1996          1995
                                    (in thousands)
% Rate Due
6-3/8  2020 - December 1        $48,550      $48,550
6-1/4  2020 - December 1         43,695       43,695
Unamortized Discount             (1,296)      (1,350)
  Total                         $90,949      $90,895

    Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

    At December 31, 1996 future annual long-term debt payments, excluding premium or discount, are as follows:

                                  Principal Amount
                                   (in thousands)

  1997                               $ 14,640
  1998                                 81,750
  1999                                   -
  2000                                   -
  2001                                   -
  Later Years                         807,745
    Total                            $904,135

    Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1996 and 1995 were available in the amounts of $409 million and $372 million, respectively. Commitment fees of approximately 1/8 of 1% of the unused short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1996:
  Notes Payable             $20,000         6.4%
  Commercial Paper           31,800         7.4
    Total                   $51,800         7.0

December 31, 1995:
  Notes Payable             $13,125         6.0%
  Commercial Paper           21,200         6.1
    Total                   $34,325         6.1

13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1996 and 1995 fair values for preferred stock subject to mandatory redemption were $79.5 million and $88.8 million, and for long-term debt were $910 million and $1,032 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $75 million and $82.5 million, and for long-term debt were $897 million and $991 million at December 31, 1996 and 1995, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14.  UNAUDITED QUARTERLY FINANCIAL
       INFORMATION:

Quarterly Periods  Operating  Operating      Net
     Ended          Revenues   Income      Income

1996
 March 31           $271,040    $48,426    $25,126
 June 30             269,023     47,173     27,496
 September 30        303,270     52,405     34,759
 December 31         262,350     37,543     19,727

1995
 March 31            257,005     44,437     25,525
 June 30             246,165     39,179     20,550
 September 30        310,141     66,542     47,132
 December 31         258,551     35,650     17,409