Form 10-K405, Exhibit 13
period 1997-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 1998-03-27
CIK 22198

COLUMBUS SOUTHERN POWER COMPANY
Selected Consolidated Financial Data

                                                    Year Ended December 31,
                                 1997         1996         1995         1994        1993
                                                      (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues          $1,139,604   $1,105,683   $1,071,862   $1,031,151   $953,652
  Operating Expenses             944,477      920,136      886,054      845,283    803,436
  Operating Income               195,127      185,547      185,808      185,868    150,216
  Nonoperating Income (Loss)       3,137         (970)       5,202        7,030     27,343
  Loss from Zimmer Plant
    Disallowance (net of tax)       -            -            -            -       144,533
  Income Before Interest
    Charges                      198,264      184,577      191,010      192,898     33,026
  Interest Charges (net)          78,885       77,469       80,394       83,053     88,924
  Net Income (Loss)              119,379      107,108      110,616      109,845    (55,898)
  Preferred Stock Dividend
    Requirements                   2,442        6,029       11,907       12,084     11,062
  Earnings (Loss) Applicable
    to Common Stock           $  116,937   $  101,079   $   98,709   $   97,761   $(66,960)



                                                        December 31,
                                 1997         1996         1995         1994        1993
BALANCE SHEETS DATA:                                  (in thousands)

  Electric Utility Plant      $2,976,110   $2,899,893   $2,820,208   $2,729,577  $2,645,055
  Accumulated Depreciation     1,074,588    1,016,909      953,170      884,237     811,817
  Net Electric Utility Plant  $1,901,522   $1,882,984   $1,867,038   $1,845,340  $1,833,238

  Total Assets                $2,613,860   $2,541,586   $2,594,126   $2,594,342  $2,582,671

  Common Stock and Paid-in
    Capital                   $  613,138   $  615,735   $  615,453   $  606,668  $  607,072
  Retained Earnings              138,172       99,582       74,320       46,976      18,288
  Total Common Shareholder's
    Equity                    $  751,310   $  715,317   $  689,773   $  653,644  $  625,360

  Cumulative Preferred
    Stock - Subject to
    Mandatory Redemption (a)  $   25,000   $   75,000   $   82,500   $  150,000  $  125,000

  Long-term Debt (a)          $  969,600   $  897,281   $  990,796   $  997,608  $1,017,713

  Obligations Under Capital
    Leases (a)                $   38,587   $   36,134   $   27,816   $   24,452  $   15,237

  Total Capitalization and
    Liabilities               $2,613,860   $2,541,586   $2,594,126   $2,594,342  $2,582,671


(a) Including portion due within one year.
COLUMBUS SOUTHERN POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS


Net Income Increases

   Net income increased 11% in 1997 primarily due to the effects of additional accruals for uncollectible accounts and the effect of unfavorable adjustments for pension and postretirement benefits other than pensions (OPEB) costs recorded in 1996.

   Operating revenues increased $34 million or 3% in 1997 reflecting increased wholesale power sales partially offset by decreased revenues from retail customers as shown in the following price volume analysis:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Price Variance . . . . . . . .  $(18.8)
  Volume Variance. . . . . . . .    10.2
  Fuel Cost Recoveries . . . . .    (6.7)
                                   (15.3)        (1.5)
Wholesale:
  Price Variance . . . . . . . .    (6.5)
  Volume Variance. . . . . . . .    54.8
                                    48.3         51.6

Other Operating Revenues. . . . .    0.9
  Total . . . . . . . . . . . . . $ 33.9          3.1

   The reduction in retail revenues resulted mainly from the cessation in June 1997 business of a revenue surcharge for the recovery of phase-in deferrals related to the Zimmer Plant which were collected from February 1994 to June 1997. Retail sales increased 2% primarily due to increased sales to commercial and industrial customers reflecting commercial customer growth and increased usage by industrial customers. Under a Public Utilities Commission of Ohio (PUCO) fuel clause adjustment mechanism, under or over recoveries of fuel costs are deferred and charged or refunded to customers after semiannual regulatory review. Also gains and losses on emission allowance transactions are included as a component of the fuel clause adjustment mechanism. The decrease in fuel recovery revenues is attributable to a refund to customers of deferred gains on emission allowance transactions. The refund or decrease in fuel clause revenues and the cessation of the Zimmer revenue surcharge did not affect net income since they were offset by the amortization of deferred emission allowance gains and Zimmer plant phase-in costs.


   Wholesale revenues increased significantly primarily due to increased energy sales from new power marketing transactions and increased coal conversion service sales. In 1997 the Company shared in new power marketing transactions which began in July 1997. The new power marketing transactions involve the purchase and sale of electricity outside the American Electric Power (AEP) transmission system. Coal conversion services are provided to power marketers and certain non-affiliated utilities under a Federal Energy Regulatory Commission (FERC) approved interruptible tariff for the conversion of customers' coal to electricity and do not include any fuel cost.

Operating Expenses Increase

   Operating expenses increased $24 million or 2.6% in 1997 due mainly to power purchases by the new power marketing business.
Changes in the components of operating expenses were as follows:

                                   Increase (Decrease)
(dollars in millions)              From Previous Year
                                    Amount           %

Fuel. . . . . . . . . . . . . . .   $ (8.7)        (4.6)
Purchased Power . . . . . . . . .     52.2         30.9
Other Operation . . . . . . . . .    (16.1)        (8.2)
Maintenance . . . . . . . . . . .      1.5          2.4
Depreciation. . . . . . . . . . .      2.7          3.0
Amortization of Zimmer Plant
 Phase-in Costs . . . . . . . . .    (18.2)       (53.6)
Taxes Other Than Federal
  Income Taxes. . . . . . . . . .      2.0          1.7
Federal Income Taxes. . . . . . .      8.9         14.2
  Total . . . . . . . . . . . . .   $ 24.3          2.6

   Fuel expense decreased 5% primarily due to the operation of the fuel clause adjustment mechanism which credited fuel expense in the current year for the deferral of underrecovered fuel costs compared with the prior year when the fuel clause adjustment mechanism charged to fuel expense the amortization of previously underrecovered deferred fuel costs.

   The Company's share of purchases by the new AEP power marketing business are the main reason for the increase in 1997 of purchased power expense.

   The decrease in other operation expense was attributable to a reduction in uncollectible accounts expense, reduced employee benefits costs and amortization of deferred gains on the sale of emission allowances. Uncollectible accounts expense decreased due to the effect of significant accruals recorded in 1996. The decline in employee benefits costs was caused by the effect of unfavorable adjustments for pension and OPEB costs recorded in 1996.

   The reduction in the amortization of deferred Zimmer Plant phase-in costs reflects the completion of the surcharge recovery plan and the amortization of the original deferral. The cessation of the amortization did not affect net income since the amortization was being recovered in revenues through a surcharge which terminated with the completion of the amortization.

   Federal income taxes attributable to operations increased primarily due to an increase in pre-tax operating income and changes in certain book/tax differences accounted for on a flow-through basis for rate-making purposes.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Columbus Southern
Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 24, 1998

COLUMBUS SOUTHERN POWER COMPANY
Consolidated Statements of Income


                                                              Year Ended December 31,
                                                       1997            1996            1995
                                                                  (in thousands)
OPERATING REVENUES                                  $1,139,604      $1,105,683      $1,071,862

OPERATING EXPENSES:
  Fuel                                                 180,086         188,746         169,791
  Purchased Power                                      221,064         168,894         167,517
  Other Operation                                      180,663         196,762         190,542
  Maintenance                                           66,956          65,414          71,022
  Depreciation                                          90,723          88,070          85,448
  Amortization of Zimmer Plant Phase-in Costs           15,746          33,937          33,268
  Taxes Other Than Federal Income Taxes                117,519         115,518         109,680
  Federal Income Taxes                                  71,720          62,795          58,786
      TOTAL OPERATING EXPENSES                         944,477         920,136         886,054

OPERATING INCOME                                       195,127         185,547         185,808

NONOPERATING INCOME (LOSS)                               3,137            (970)          5,202

INCOME BEFORE INTEREST CHARGES                         198,264         184,577         191,010

INTEREST CHARGES                                        78,885          77,469          80,394

NET INCOME                                             119,379         107,108         110,616

PREFERRED STOCK DIVIDEND REQUIREMENTS                    2,442           6,029          11,907

EARNINGS APPLICABLE TO COMMON STOCK                 $  116,937      $  101,079      $   98,709

See Notes to Consolidated Financial Statements.

COLUMBUS SOUTHERN POWER COMPANY
Consolidated Balance Sheets


                                                                         December 31,
                                                                  1997                 1996
                                                                        (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                                   $1,521,381           $1,503,371
  Transmission                                                    336,446              326,247
  Distribution                                                    926,178              885,267
  General                                                         138,041              130,946
  Construction Work in Progress                                    54,064               54,062
          Total Electric Utility Plant                          2,976,110            2,899,893
  Accumulated Depreciation                                      1,074,588            1,016,909

          NET ELECTRIC UTILITY PLANT                            1,901,522            1,882,984

OTHER PROPERTY AND INVESTMENTS                                     33,653               24,069

CURRENT ASSETS:
  Cash and Cash Equivalents                                        12,626                9,134
  Accounts Receivable:
   Customers                                                       87,357               50,557
   Affiliated Companies                                            12,317                4,446
   Miscellaneous                                                   12,353                9,032
   Allowance for Uncollectible Accounts                            (1,058)              (1,032)
  Fuel - at average cost                                           19,549               18,278
  Materials and Supplies - at average cost                         27,628               23,999
  Accrued Utility Revenues                                         51,765               31,826
  Prepayments                                                      29,979               32,330
          TOTAL CURRENT ASSETS                                    252,516              178,570


REGULATORY ASSETS                                                 359,481              385,689

DEFERRED CHARGES                                                   66,688               70,274

           TOTAL                                               $2,613,860           $2,541,586

See Notes to Consolidated Financial Statements.

COLUMBUS SOUTHERN POWER COMPANY



                                                                         December 31,
                                                                  1997                 1996
                                                                        (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized - 24,000,000 Shares
    Outstanding - 16,410,426 Shares                            $   41,026          $   41,026
  Paid-in Capital                                                 572,112             574,709
  Retained Earnings                                               138,172              99,582
           Total Common Shareholder's Equity                      751,310             715,317
  Cumulative Preferred Stock - Subject to Mandatory Redemption     25,000              25,000
  Long-term Debt                                                  887,850             882,641
           TOTAL CAPITALIZATION                                 1,664,160           1,622,958

OTHER NONCURRENT LIABILITIES                                       42,271              40,068

CURRENT LIABILITIES:
  Preferred Stock Due Within One Year                                -                 50,000
  Long-term Debt Due Within One Year                               81,750              14,640
  Short-term Debt                                                  66,600              51,800
  Accounts Payable - General                                       43,199              34,619
  Accounts Payable - Affiliated Companies                          28,088              20,209
  Taxes Accrued                                                   131,107             129,429
  Interest Accrued                                                 14,198              13,605
  Other                                                            28,619              32,314
           TOTAL CURRENT LIABILITIES                              393,561             346,616

DEFERRED INCOME TAXES                                             433,593             441,477

DEFERRED INVESTMENT TAX CREDITS                                    52,934              57,101

DEFERRED CREDITS                                                   27,341              33,366

COMMITMENTS AND CONTINGENCIES (Note 3)

           TOTAL                                               $2,613,860          $2,541,586
/TABLE

COLUMBUS SOUTHERN POWER COMPANY
Consolidated Statements of Cash Flows


                                                                 Year Ended December 31,
                                                           1997          1996           1995
                                                                    (in thousands)
OPERATING ACTIVITIES:
  Net Income                                             $119,379      $107,108      $ 110,616
  Adjustments for Noncash Items:
    Depreciation                                           90,959        87,697         85,071
    Deferred Federal Income Taxes                           5,250       (12,771)         2,914
    Deferred Investment Tax Credits                        (4,168)       (3,909)        (3,483)
    Deferred Fuel Costs (net)                              (6,115)        4,519        (11,377)
    Deferred Zimmer Plant Operating Expenses and
     Carrying Charges                                      16,097        32,152         29,150
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable (net)                             (47,966)        2,850        (11,916)
    Fuel, Materials and Supplies                           (4,900)        5,558          5,148
    Accrued Utility Revenues                              (19,939)        8,563         (8,794)
    Accounts Payable                                       16,459         2,799          3,038
  Other (net)                                              (6,316)       24,522          6,212
          Net Cash Flows From Operating Activities        158,740       259,088        206,579
INVESTING ACTIVITIES:
  Construction Expenditures                              (108,931)      (92,667)       (98,356)
  Proceeds from Sale and Leaseback
    Transactions and Other                                  1,722         2,956          2,923
          Net Cash Flows Used For Investing Activities   (107,209)      (89,711)       (95,433)
FINANCING ACTIVITIES:
  Capital Contributions from Parent Company                  -             -            15,000
  Issuance of Long-term Debt                               86,172          -            72,526
  Retirement of Preferred Stock                           (52,953)       (7,500)       (71,773)
  Retirement of Long-term Debt                            (14,640)      (99,053)       (80,000)
  Change in Short-term Debt (net)                          14,800        17,475         34,325
  Dividends Paid on Common Stock                          (78,684)      (75,876)       (71,900)
  Dividends Paid on Cumulative Preferred Stock             (2,734)       (5,866)       (12,812)
          Net Cash Flows Used For Financing Activities    (48,039)     (170,820)      (114,634)
Net Increase (Decrease) in Cash and Cash Equivalents        3,492        (1,443)        (3,488)
Cash and Cash Equivalents January 1                         9,134        10,577         14,065
Cash and Cash Equivalents December 31                    $ 12,626      $  9,134      $  10,577

See Notes to Consolidated Financial Statements.

COLUMBUS SOUTHERN POWER COMPANY
Consolidated Statements of Retained Earnings


                                                                  Year Ended December 31,
                                                            1997          1996          1995
                                                                      (in thousands)
Retained Earnings January 1                               $ 99,582      $ 74,320      $ 46,976
Net Income                                                 119,379       107,108       110,616
                                                           218,961       181,428       157,592
Deductions:
Cash Dividends Declared:
  Common Stock                                              78,684        75,876        71,900
  Cumulative Preferred Stock:
    7% Series                                                1,750         1,750         1,750
    7-7/8% Series                                             -            3,938         3,937
    9.50%  Series                                             -             -            5,522
          Total Cash Dividends Declared                     80,434        81,564        83,109

Capital Stock Expense                                          355           282           163
          Total Deductions                                  80,789        81,846        83,272
Retained Earnings December 31                             $138,172      $ 99,582      $ 74,320

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

     Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, sale, purchase, transmission and distribution of electric power serving 621,000 retail customers in its service territory in central and southern Ohio. Wholesale electric power is supplied to neighboring utility systems, power marketers and the American Electric Power (AEP) System Power Pool (Power Pool). As a member of the AEP Power Pool and a signatory company to the American Electric Power System (AEP System) Transmission Equalization Agreement, CSPCo's facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system.

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

Principles of Consolidation

     The consolidated financial statements include CSPCo and its wholly-owned subsidiaries. Significant intercompany items are eliminated in consolidation.

Basis of Accounting

     As a cost-based rate-regulated entity, CSPCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation and to match expenses with regulated revenues.

Use of Estimates

     The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of estimates. Actual results could differ from those estimates.

Utility Plant

     Electric utility plant is stated at original cost and is generally subject to first mortgage liens. Additions, major replacements and betterments are added to the plant accounts. Retirements of plant are deducted from the electric plant in service account and are deducted from accumulated depreciation together with associated removal costs, net of salvage. The costs of labor, materials and overheads incurred to operate and maintain utility plant are included in operating expenses.

Allowance for Funds Used During Construction (AFUDC)

     AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects.
The amounts of AFUDC for 1997, 1996 and 1995 were not significant.

Depreciation

     Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class as follows:

                                          Annual Composite
Functional Class                          Depreciation
of Property                               Rates

Production                                    3.2%
Transmission                                  2.3%
Distribution                                  3.7%
General                                       3.4%

     Amounts for the demolition and removal of plant are recovered through depreciation charges included in rates.

Cash and Cash Equivalents

     Cash and cash equivalents include temporary cash investments with original maturities of three months or less.


Sale of Receivables

     Under an agreement that was terminated in January 1997, CSPCo sold $50 million of undivided interests in designated pools of accounts receivable and accrued utility revenues with limited recourse. As collections reduced previously sold pools, interests in new pools were sold. At December 31, 1996, $50 million remained to be collected and remitted to the buyer.

Operating Revenues and Fuel Costs

     Revenues include the accrual of electricity consumed but unbilled at month-end as well as billed revenues. Changes in retail jurisdictional fuel cost are deferred until reflected in revenues in later months through a PUCO fuel cost recovery mechanism. The deferral is amortized to fuel expense commensurate with its recovery in rates. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Investment Tax Credits

     The Company's policy is to account for investment tax credits under the flow-through method except where regulatory commissions reflect investment tax credits in the rate-making process on a deferral basis. Deferred investment tax credits, which represent a regulatory liability, are being amortized over the life of the related plant investment commensurate with recovery in rates.

Debt and Preferred Stock

     Gains and losses on reacquisition of debt are deferred and amortized over the remaining term of the reacquired debt in accordance with rate-making treatment. If the debt is refinanced, the reacquisition costs are deferred and amortized over the term of the replacement debt commensurate with their recovery in rates.

     Debt discount or premium and debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

     Redemption premiums paid to reacquire preferred stock are included in paid-in capital and amortized to reduce retained earnings commensurate with their recovery in rates. The excess of par value over the cost of preferred stock required is credited to paid-in capital and amortized to retained earnings.

Other Property and Investments

     Other property and investments are stated at cost.


2. EFFECTS OF REGULATION AND THE ZIMMER PHASE-IN PLAN:

     In accordance with SFAS 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's rates be cost-based regulated. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. In the event a portion of the Company's business no longer met these requirements, that is its rates were no longer cost based, regulatory assets and liabilities would have to be written off for that portion of the business and assets would have to be tested for possible impairment and if required an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded investment.

     Recognized regulatory assets and liabilities are comprised of the following:
                                       December 31,
                                     1997       1996
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes            $256,710   $269,820
  Zimmer Plant Phase-in Plan
    Deferrals                          -        15,379
  Deferred Zimmer Plant
    Carrying Charges                 43,003     43,003
  Unamortized Loss On
    Reacquired Debt                  29,173     32,740
  Other                              30,595     24,747
  Total Regulatory Assets          $359,481   $385,689

Regulatory Liabilities:
  Deferred Investment Tax Credits   $52,934    $57,101
  Other*                             21,537     24,741
  Total Regulatory Liabilities      $74,471    $81,842

* Included in Deferred Credits on the Consolidated Balance Sheets.

     The rate phase-in plan deferrals are applicable to the Zimmer Plant, a 1,300 mw coal-fired plant which commenced commercial operation in 1991. CSPCo owns 25.4% of the plant with the remainder owned by two unaffiliated companies.

     As a result of an Ohio Supreme Court decision, in January 1994 the PUCO approved a temporary rate surcharge of 3.39% effective February 1, 1994 to recover Zimmer Plant phase-in plan deferrals. In June 1997 the Company completed recovery of the phase-in plan deferrals and discontinued the 3.39% temporary rate surcharge. In 1997, 1996 and 1995 $15.4 million, $31.5 million and $28.5 million, respectively, of net phase-in deferrals were collected through the surcharge. The deferral balance, which was completely recovered and amortized in 1997, was $15.4 million at December 31, 1996. The collection and cessation of the surcharge recovery of amounts deferred under the phase-in plan did not affect net income. The rate surcharge terminated with the completion of the amortization of the phase-in plan deferral.


3. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

     Substantial construction commitments have been made to support the Company's utility operations. Such commitments do not include any expenditures for new generating capacity. Aggregate construction expenditures for 1998-2000 are estimated to be $381 million.

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

Revised Air Quality Standards

     On July 18, 1997, the United States Environmental Protection Agency published a revised National Ambient Air Quality Standard (NAAQS) for ozone and a new NAAQS for fine particulate matter (less than 2.5 microns in size). The new ozone standard is expected to result in redesignation of a number of areas of the country that are currently in compliance with the existing standard to nonattainment status which could ultimately dictate more stringent emission restrictions for AEP System generating units. New stringent emission restrictions on AEP System generating units to achieve attainment of the fine particulate matter standard could also be imposed. The AEP System operating companies joined with other utilities to appeal the revised NAAQS and filed petitions for review in August and September 1997 in the U.S. Court of Appeals for the District of Columbia Circuit. Management is unable to estimate compliance costs without knowledge of the reductions that may be necessary to meet the new standards. If such costs are significant, they could have a material adverse effect on results of operations, cash flows and possibly financial condition unless recovered.

Litigation

     The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


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

     Operating revenues include $18.6 million in 1997, $15.4 million in 1996 and $14.8 million in 1995 for energy supplied to the Power Pool.

     Since the Company's internal peak demand exceeds its generating capacity, charges for Power Pool capacity reservation, which is a charge for the right to receive power even if the power is not taken, and for energy received from the Power Pool were included in purchased power expense as follows:

                           Year Ended December 31,
                          1997        1996       1995
                                 (in thousands)

Capacity Charges        $ 82,536    $ 83,723  $ 83,318
Energy Charges            74,416      76,758    74,100

     Total              $156,952    $160,481  $157,418

     Power Pool members share in wholesale sales to unaffiliated entities made by the Power Pool. The Company's share of these wholesale Power Pool sales included in operating revenues were $108.4 million in 1997, $63.6 million in 1996 and $45.8 million in 1995.

     In addition, the Power Pool purchases power from unaffiliated companies for resale to other unaffiliated entities. The Company's share of these purchases was included in purchased power expense and totaled $58.0 million (including new power marketing transactions) in 1997, $7.1 million in 1996 and $10 million in 1995. Revenues from these transactions, including a transmission fee for power that passes through the AEP System transmission network, are included in the above Power Pool wholesale operating revenues.

     Purchased power expense includes $6.1 million in 1997, $1.3 million in 1996 and $0.8 million in 1995 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the Power Pool.

     AEP System companies participate in a transmission equalization agreement. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, since the Company's relative investment in transmission facilities is less than its relative peak demand, other operation expense includes equalization charges of $29.9 million, $30.6 million and $31.1 million in 1997, 1996 and 1995, respectively.



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


5. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974. Net pension costs for the year ended December 31, 1997 were none and for the years 1996 and 1995 were $1.5 million and $0.8 million, respectively.

     Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for postretirement health care and life insurance if they retire from active service after reaching age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assumptions to each operating company's employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, were $7.5 million in 1997, $13.6 million in 1996 and $11.3 million in 1995. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total postretirement benefits cost under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," exceeds the pay-as-you-go amount). Contributions were $4.1 million in 1997, $8.2 million in 1996 and $14.3 million in 1995.

     An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contributions totaled $1.9 million in 1997 and 1996 and $2.1 million in 1995.


6. COMMON OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES:

     The Company jointly owns, as tenants in common, four generating units and transmission facilities with two unaffiliated companies. Each of the participating companies is obligated to pay its share of the costs of any such jointly owned facilities in the same proportion as its ownership interest. The Company's proportionate share of the operating costs associated with such facilities is included in the Consolidated Statements of Income and the amounts reflected in the accompanying Consolidated Balance Sheets under utility plant include such costs as follows:

                                                                                       Company's Share
                                                                                December 31,
                                                                      1997                        1996
                                                 Percent      Utility    Construction     Utility   Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                                          (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 13,774      $  272        $ 13,628      $   46
  Conesville Generating Station (Unit No. 4)       43.5         80,030          53          79,484         268
  J.M. Stuart Generating Station                   26.0        183,164         624         179,633       2,973
  Wm. H. Zimmer Generating Station                 25.4        699,512       2,708         698,765       1,349
                                                              $976,480      $3,657        $971,510      $4,636

Transmission                                        (a)        $59,345      $  300         $59,105      $  324

(a) Varying percentages of ownership.

     At December 31, 1997 and 1996, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $301.2 million and $271.2 million, respectively.




7.  CUMULATIVE PREFERRED STOCK:

     At December 31, 1997, authorized shares of cumulative preferred stock were as follows:

                       Par Value                     Shares Authorized
                        $100                           2,500,000
                          25                           7,000,000

     The cumulative preferred stock outstanding is subject to mandatory redemption and has an involuntary liquidation preference of par value. The Company redeemed 500,000 shares of the 7-7/8% Series
Cumulative Preferred Stock in 1997, 75,000 shares of 9.50% Series
Cumulative Preferred Stock in 1996 and 675,000 shares in 1995.

            Call Price                                         Shares                             Amount
            December 31,               Par                   Outstanding                       December 31,
Series          1997                  Value                December 31, 1997               1997            1996
                                                                                             (in thousands)
7%     (a)       (a)                   $100                      250,000                  $25,000          $25,000
7-7/8% (b)       (b)                    100                         -                        -              50,000
                                                                                          $25,000          $75,000

(a) Commencing in 2000, a sinking fund will require the redemption of 50,000 shares at $100 a share on or before August 1 of each year.
The Company has the right, on each sinking fund date, to redeem an additional 50,000 shares. Redemption of this series is prohibited prior to August 1, 2000. The sinking fund provisions of the 7% series aggregate $5,000,000, in 2000, 2001 and 2002.
(b) In March 1997 the Company redeemed the entire 500,000 shares outstanding of its 7-7/8% series.

8. FEDERAL INCOME TAXES:

     The details of federal income taxes as reported are as follows:
                                                                         Year Ended December 31,
                                                              1997                  1996                  1995
                                                                               (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                   $ 69,619               $ 78,262             $60,091
  Deferred                                                     5,678                (11,842)              2,028
  Deferred Investment Tax Credits                             (3,577)                (3,625)             (3,333)
        Total                                                 71,720                 62,795              58,786
Charged (Credited) to Nonoperating Income (net):
  Current                                                       (941)                (1,280)               (874)
  Deferred                                                      (428)                  (929)                886
  Deferred Investment Tax Credits                               (591)                  (284)               (150)
        Total                                                 (1,960)                (2,493)               (138)

Total Federal Income Taxes as Reported                      $ 69,760               $ 60,302             $58,648

     The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.
                                                                        Year Ended December 31,
                                                               1997                  1996                 1995
                                                                                 (in thousands)

Net Income                                                   $119,379              $107,108            $110,616
Federal Income Taxes                                           69,760                60,302              58,648
Pre-tax Book Income                                          $189,139              $167,410            $169,264

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                        $66,199               $58,594             $59,242
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                8,651                 7,861               7,959
    Investment Tax Credits (net)                               (4,168)               (3,909)             (3,848)
    Other                                                        (922)               (2,244)             (4,705)
Total Federal Income Taxes as Reported                        $69,760               $60,302             $58,648

Effective Federal Income Tax Rate                                36.9%                 36.0%               34.6%

     The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:
                                      December 31,
                                   1997         1996
                                    (in thousands)

Deferred Tax Assets             $  79,047   $  77,978
Deferred Tax Liabilities         (512,640)   (519,455)
  Net Deferred Tax Liabilities  $(433,593)  $(441,477)

Property Related Temporary
  Differences                   $(341,701)  $(341,669)
Amounts Due From Customers For
  Future Federal Income Taxes     (89,824)    (94,413)
All Other (net)                    (2,068)     (5,395)
    Total Net Deferred
      Tax Liabilities           $(433,593)  $(441,477)

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

     The AEP System has settled with the Internal Revenue Service
(IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of COLI interest deductions through December 31, 1997 would reduce earnings by approximately $39 million (including interest).
Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it could have a material adverse impact on results of operations and cash flows.

9.   SUPPLEMENTARY INFORMATION:

                             Year Ended December 31,
                             1997      1996      1995
                                 (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)   $74,248   $77,021   $78,046
  Income Taxes              70,870    76,298    57,896

Noncash Acquisitions under
 Capital Leases              8,568    14,247     9,094


10.  LEASES:

     Leases of property, plant and equipment are for periods of up to 31 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

     Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treat-ment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1997      1996      1995
                                 (in thousands)

Operating Leases           $ 6,279   $ 7,544   $ 7,684
Amortization of Capital
 Leases                      6,675     5,169     4,971
Interest on Capital Leases   2,022     2,094     1,547
  Total Rental Costs       $14,976   $14,807   $14,202

     Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                      December 31,
                                  1997           1996
                                    (in thousands)

Electric Utility Plant:
 Production                      $  -          $ 1,952
 General                          53,537        48,030
   Total Electric Utility Plant   53,537        49,982
 Other Property                    2,511         2,189
   Total Properties               56,048        52,171
 Accumulated Amortization         17,461        16,037
     Net Properties under
        Capital Leases           $38,587       $36,134

Obligations under Capital Leases:*
 Noncurrent Liability            $32,649       $30,520
 Liability Due Within One Year     5,938         5,614
    Total Capital Lease
      Obligations                $38,587       $36,134

* Represents the present value of future minimum lease payments.

     Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the Consolidated Balance Sheets. Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Future minimum lease payments consisted of the following at December 31, 1997:


                                                                                          Non-
                                                                                          cancelable
                                                                               Capital    Operating
                                                                               Leases     Leases
                                                                                 (in thousands)
  1998                                                                        $ 8,299    $ 5,078
  1999                                                                          7,782      4,764
  2000                                                                          7,069      4,603
  2001                                                                          6,138      4,425
  2002                                                                          5,172        939
  Later Years                                                                  15,749      6,026
  Total Future Minimum Lease Payments                                          50,209    $25,835
  Less Estimated Interest Element                                              11,622
  Estimated Present Value of Future Minimum Lease Payments                                                $38,587


11. COMMON SHAREHOLDER'S EQUITY:

     The Company received from AEP Co., Inc. a cash capital contribution of $15 million in 1995 which was credited to paid-in capital. In 1997, 1996 and 1995 net changes to paid-in capital of $(2,597,000), $282,000 and $6,215,000, respectively, represented gains and expenses associated with cumulative preferred stock transactions. There were no other material transactions affecting the common stock and paid-in capital accounts in 1997, 1996 and 1995.


12.  LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt by major category was outstanding as follows:

                                     December 31,
                                 1997            1996
                                    (in thousands)

First Mortgage Bonds           $719,218       $733,522
Installment Purchase Contracts   91,003         90,949
Senior Unsecured Notes           47,721           -
Junior Debentures               111,658         72,810
                                969,600        897,281
Less Portion Due Within
  One Year                       81,750         14,640
  Total                        $887,850       $882,641

     First mortgage bonds outstanding were as follows:

                                    December 31,
                                1997           1996
                                  (in thousands)
% Rate  Due
6-1/4   1997 - October 1      $   -          $ 14,640
9.15    1998 - February 2       57,000         57,000
7.00    1998 - June 1           24,750         24,750
7.95    2002 - July 1           40,000         40,000
7.25    2002 - October 1        75,000         75,000
7.15    2002 - November 1       20,000         20,000
6.80    2003 - May 1            50,000         50,000
6.60    2003 - August 1         40,000         40,000
6.10    2003 - November 1       20,000         20,000
6.55    2004 - March 1          50,000         50,000
6.75    2004 - May 1            50,000         50,000
8.70    2022 - July 1           35,000         35,000
8.40    2022 - August 1         15,000         15,000
8.55    2022 - August 1         15,000         15,000
8.40    2022 - August 15        25,500         25,500
8.40    2022 - October 15       15,000         15,000
7.90    2023 - May 1            50,000         50,000
7.75    2023 - August 1         40,000         40,000
7.45    2024 - March 1          50,000         50,000
7.60    2024 - May 1            50,000         50,000
Unamortized Discount            (3,032)        (3,368)
                               719,218        733,522
Less Portion Due Within
  One Year                      81,750         14,640
  Total                       $637,468       $718,882

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

     Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by the Ohio Air Quality Development Authority as follows:

                                      December 31,
                                  1997          1996
                                    (in thousands)
% Rate Due

6-3/8  2020 - December 1        $48,550      $48,550
6-1/4  2020 - December 1         43,695       43,695
Unamortized Discount             (1,242)      (1,296)
  Total                         $91,003      $90,949

     Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

     In October 1997 the Company issued $48,000,000 of 6.85% Senior Unsecured Notes due October 3, 2005. The unamortized discount at
December 31, 1997 is $279,000.

     Junior debentures are composed of the following:

                                     December 31,
                                  1997          1996
                                    (in thousands)
% Rate Due
8-3/8  2025 - September 30      $ 75,000      $75,000
7.92   2027 - March 31            40,000         -
Unamortized Discount              (3,342)      (2,190)
  Total                         $111,658      $72,810

     Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

     At December 31, 1997 future annual long-term debt payments are as follows:

                                       Amount
                                   (in thousands)

  1998                               $ 81,750
  1999                                   -
  2000                                   -
  2001                                   -
  2002                                135,000
  Later Years                         760,745
    Total Principal Amount            977,495
  Unamortized Discount                 (7,895)
      Total                          $969,600

     Short-term debt borrowings are limited by provisions of the 1935 Act to $175 million. Lines of credit are shared with AEP System companies and at December 31, 1997 and 1996 were available in the amounts of $442 million and $409 million, respectively. Facility fees of approximately 1/10 of 1% of the short-term lines of credit are required to maintain the lines of credit. Outstanding short-term debt consisted of:
                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1997:
  Notes Payable             $ 4,300         5.8%
  Commercial Paper           62,300         6.7
    Total                   $66,600         6.7

December 31, 1996:
  Notes Payable             $20,000         6.4%
  Commercial Paper           31,800         7.4
    Total                   $51,800         7.0


13. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments. At December 31, 1997 and 1996 fair values for preferred stock subject to mandatory redemption were $26.8 million and $79.5 million, and for long-term debt were $1,014 million and $910 million, respectively. The carrying amounts for preferred stock subject to mandatory redemption were $25 million and $75 million, and for long-term debt were $970 million and $897 million at December 31, 1997 and 1996, respectively. Fair values are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities.


14.  UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods  Operating   Operating      Net
     Ended          Revenues    Income      Income

1997
 March 31           $265,007    $47,430    $29,324
 June 30             263,263     42,968     23,430
 September 30        313,024     64,895     45,488
 December 31         298,310     39,834     21,137

1996
 March 31            271,040     48,426     25,126
 June 30             269,023     47,173     27,496
 September 30        303,270     52,405     34,759
 December 31         262,350     37,543     19,727