Form 10-K405, Exhibit 13
period 1999-12-31
COLUMBUS SOUTHERN POWER CO /OH/
filed 2000-03-24
CIK 22198

COLUMBUS SOUTHERN POWER COMPANY
SELECTED CONSOLIDATED FINANCIAL DATA


                                                    Year Ended December 31,
                                 1999         1998         1997         1996         1995
                                                      (in thousands)
INCOME STATEMENTS DATA:

  Operating Revenues          $1,229,994   $1,187,745   $1,094,851   $1,105,683   $1,071,862
  Operating Expenses           1,007,204      975,534      899,724      920,136      886,054
  Operating Income               222,790      212,211      195,127      185,547      185,808
  Nonoperating Income (Loss)       2,709       (1,343)       3,137         (970)       5,202
  Income Before Interest
    Charges                      225,499      210,868      198,264      184,577      191,010
  Interest Charges (net)          75,229       77,824       78,885       77,469       80,394
  Net Income                     150,270      133,044      119,379      107,108      110,616
  Preferred Stock Dividend
    Requirements                   2,131        2,131        2,442        6,029       11,907
  Earnings Applicable
    to Common Stock           $  148,139   $  130,913   $  116,937   $  101,079   $   98,709



                                                        December 31,
                                 1999         1998         1997         1996         1995
BALANCE SHEETS DATA:                                  (in thousands)

  Electric Utility Plant      $3,151,619   $3,053,565   $2,976,110   $2,899,893   $2,820,208
  Accumulated Depreciation     1,210,994    1,134,348    1,074,588    1,016,909      953,170
  Net Electric Utility Plant  $1,940,625   $1,919,217   $1,901,522   $1,882,984   $1,867,038

  Total Assets                $2,809,990   $2,681,690   $2,613,860   $2,541,586   $2,594,126

  Common Stock and Paid-in
    Capital                   $  613,899   $  613,518   $  613,138   $  615,735   $  615,453
  Retained Earnings              246,584      186,441      138,172       99,582       74,320
  Total Common Shareholder's
    Equity                    $  860,483   $  799,959   $  751,310   $  715,317   $  689,773

  Cumulative Preferred
    Stock - Subject to
    Mandatory Redemption (a)  $   25,000   $   25,000   $   25,000   $   75,000   $   82,500

  Long-term Debt (a)          $  924,545   $  959,786   $  969,600   $  897,281   $  990,796

  Obligations Under Capital
    Leases (a)                $   40,270   $   42,362   $   38,587   $   36,134   $   27,816

  Total Capitalization and
    Liabilities               $2,809,990   $2,681,690   $2,613,860   $2,541,586   $2,594,126


(a) Including portion due within one year.

COLUMBUS SOUTHERN POWER COMPANY
MANAGEMENT'S NARRATIVE ANALYSIS OF
RESULTS OF OPERATIONS


  Columbus Southern Power Company is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power to 655,000 retail customers in central and southern Ohio and does business as American Electric Power (AEP). The Company as a member of the AEP System Power Pool (AEP Power Pool) shares in the revenues and costs of the AEP Power Pool's wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities.

 The cost of the AEP System's generating capacity is allocated among the AEP Power Pool members based on their relative peak demands and generating reserves through the payment or receipt of capacity charges and credits. AEP Power Pool members are also compensated for their out-of-pocket costs of energy delivered to the AEP Power Pool and charged for energy received from the AEP Power Pool.

 The AEP Power Pool calculates each Company's prior twelve month peak demand relative to the total peak demand of all member companies as a basis for sharing revenues and costs. The result of this calculation is the member load ratio (MLR) which determines each Company's percentage share of revenues or costs. Since the Company's MLR increased in 1999, the AEP Power Pool is allocating a larger share of certain revenues and expenses to the Company.

Net Income Increases

   Net income increased $17.2 million or 13% in 1999 primarily due to increased sales to retail customers reflecting an 8% increase in sales to residential customers and a 6% increase in commercial sales.

Operating Revenues Increase

   Operating revenues increased $42.2 million in 1999 as follows:

                                 Increase (Decrease)
(dollars in millions)            From Previous Year
                                  Amount           %
Retail:
  Residential                     $33.0
  Commercial                       26.2
  Industrial                        2.9
  Other                             0.2
                                   62.3           6.2

Wholesale                         (25.0)        (17.2)

Transmission                        0.7           2.5

Other                               4.2          29.2

  Total                           $42.2           3.6

   The increase in retail revenues resulted from a 5% increase in retail energy sales primarily due to the increased sales to residential and commercial customers, which reflects colder winter weather in the Company's service territory, and growth in the number of residential and commercial customers.

   The 17% decrease in wholesale revenues is attributable to the Company's MLR share of a decline in net revenues from AEP Power Pool trading transactions reflecting a decline in trading margins resulting from a moderation in 1999 of extreme weather in 1998 and capacity shortages experienced in the summer of 1998 in the AEP Power Pool's marketing area. Power trading transactions involve the purchase and sale of substantial amounts of electricity and are conducted by the AEP Power Pool. Revenues from regulated trading activities are allocated to AEP Power Pool members based on MLR and recorded net of purchases.

Operating Expenses Increase

   Operating expenses increased $31.7 million or 3% in 1999 due mainly to increased purchased power expense. Changes in the components of operating expenses were as follows:

                                   Increase (Decrease)
(dollars in millions)              From Previous Year
                                    Amount           %

Fuel                                $ (3.5)        (1.9)
Purchased Power                       27.8         11.7
Other Operation                      (12.1)        (6.0)
Maintenance                            3.1          5.0
Depreciation                           3.3          3.6
Taxes Other Than Federal
  Income Taxes                         3.6          3.1
Federal Income Taxes                   9.5         12.4
  Total                             $ 31.7          3.2

   An increase in purchases of electricity from the AEP Power Pool to support retail demand and increased capacity charges paid to the AEP Power Pool due to the increase in the Company's MLR are the primary reasons for the increase in purchased power expense.

   The decrease in other operation expense was primarily attributable to increased gains on the sale of emission allowances and cost containment efforts including staff reductions at the power plants and within the engineering and maintenance group of AEP Service Corporation which bills the Company for operations support services.

   Federal income taxes attributable to operations increased primarily due to an increase in pre-tax operating income.

Market Risks

   The Company has certain market risks inherent in its business activities from changes in electricity commodity prices and interest rates. The allocation of trading of electricity and related financial derivative instruments through the AEP Power Pool exposes the Company to market risk. Market risk represents the risk of loss that may impact the Company due to adverse changes in electricity commodity market prices and rates. Policies and procedures have been established to identify, assess and manage market risk exposures including the use of a risk measurement model which calculates Value at Risk (VaR). The VaR is based on the variance - covariance method using historical prices to estimate volatilities and correlations and assuming a 95% confidence level and a three-day holding period. Throughout 1999 and 1998, the highest, lowest and average VaR in the wholesale electricity trading portfolio was less than $2.5 and $2 million, respectively. Based on this VaR analysis, at December 31, 1999 a near term change in electricity commodity prices is not expected to have a material effect on the Company's results of operations, cash flows or financial condition.

   The Company is exposed to changes in interest rates primarily due to short-term and long-term borrowings to fund its business operations. The debt portfolio has both fixed and variable interest rates with terms from one day to 28 years and an average duration of seven years at December 31, 1999. The Company measures interest rate market risk exposure utilizing a VaR model. The interest rate VaR model is based on a Monte Carlo simulation with a 95% confidence level and a one year holding period. The volatilities and correlations were based on three years of weekly prices. The risk of potential loss in fair value attributable to the Company's exposure to interest rates, primarily related to long-term debt with fixed interest rates, was $135 million at December 31, 1999 and $75 million at December 31, 1998. The Company would not expect to liquidate its entire debt portfolio in a one year holding period. Therefore, a near term change in interest rates should not materially affect results of operations or the consolidated financial position of the Company.

INDEPENDENT AUDITORS' REPORT






To the Shareholders and Board of
Directors of Columbus Southern
Power Company:

We have audited the accompanying consolidated balance sheets of Columbus Southern Power Company and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, retained earnings, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbus Southern Power Company and its subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Columbus, Ohio
February 22, 2000
(March 3, 2000 as to Note 6)

COLUMBUS SOUTHERN POWER COMPANY
CONSOLIDATED STATEMENTS OF INCOME


                                                              Year Ended December 31,
                                                       1999            1998            1997
                                                                  (in thousands)
OPERATING REVENUES                                  $1,229,994      $1,187,745      $1,094,851

OPERATING EXPENSES:
  Fuel                                                 185,511         189,031         180,086
  Purchased Power                                      265,457         237,688         176,311
  Other Operation                                      190,614         202,720         180,663
  Maintenance                                           65,229          62,095          66,956
  Depreciation                                          94,532          91,218          90,723
  Amortization of Zimmer Plant Phase-in Costs             -               -             15,746
  Taxes Other Than Federal Income Taxes                120,147         116,548         117,519
  Federal Income Taxes                                  85,714          76,234          71,720
      TOTAL OPERATING EXPENSES                       1,007,204         975,534         899,724

OPERATING INCOME                                       222,790         212,211         195,127

NONOPERATING INCOME (LOSS)                               2,709          (1,343)          3,137

INCOME BEFORE INTEREST CHARGES                         225,499         210,868         198,264

INTEREST CHARGES                                        75,229          77,824          78,885

NET INCOME                                             150,270         133,044         119,379

PREFERRED STOCK DIVIDEND REQUIREMENTS                    2,131           2,131           2,442

EARNINGS APPLICABLE TO COMMON STOCK                 $  148,139      $  130,913      $  116,937

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS


                                                                  Year Ended December 31,
                                                            1999          1998          1997
                                                                      (in thousands)
Retained Earnings January 1                               $186,441      $138,172      $ 99,582
Net Income                                                 150,270       133,044       119,379
                                                           336,711       271,216       218,961
Deductions:
Cash Dividends Declared:
  Common Stock                                              87,996        82,644        78,684
  Cumulative Preferred Stock - 7% Series                     1,750         1,750         1,750
          Total Cash Dividends Declared                     89,746        84,394        80,434

Capital Stock Expense                                          381           381           355
          Total Deductions                                  90,127        84,775        80,789

Retained Earnings December 31                             $246,584      $186,441      $138,172


See Notes to Consolidated Financial Statements.

COLUMBUS SOUTHERN POWER COMPANY
CONSOLIDATED BALANCE SHEETS


                                                                         December 31,
                                                                   1999                1998
                                                                        (in thousands)
ASSETS
ELECTRIC UTILITY PLANT:
  Production                                                   $ 1,544,858          $1,526,869
  Transmission                                                     350,826             339,934
  Distribution                                                   1,032,550             938,283
  General                                                          141,137             130,002
  Construction Work in Progress                                     82,248             118,477
          Total Electric Utility Plant                           3,151,619           3,053,565
  Accumulated Depreciation                                       1,210,994           1,134,348

          NET ELECTRIC UTILITY PLANT                             1,940,625           1,919,217

OTHER PROPERTY AND INVESTMENTS                                     101,286              73,088

CURRENT ASSETS:
  Cash and Cash Equivalents                                          5,107               7,206
  Accounts Receivable:
   Customers                                                        77,418              89,522
   Affiliated Companies                                             28,453              17,966
   Miscellaneous                                                     8,887              11,989
   Allowance for Uncollectible Accounts                             (3,045)             (2,598)
  Fuel - at average cost                                            21,484              22,140
  Materials and Supplies - at average cost                          41,696              33,263
  Accrued Utility Revenues                                          48,117              40,127
  Energy Marketing and Trading Contracts                            90,103              12,670
  Prepayments                                                       37,969              29,084
          TOTAL CURRENT ASSETS                                     356,189             261,369


REGULATORY ASSETS                                                  339,103             353,369

DEFERRED CHARGES                                                    72,787              74,647

           TOTAL                                               $ 2,809,990          $2,681,690

See Notes to Consolidated Financial Statements.

COLUMBUS SOUTHERN POWER COMPANY



                                                                         December 31,
                                                                   1999                1998
                                                                        (in thousands)
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:
  Common Stock - No Par Value:
    Authorized - 24,000,000 Shares
    Outstanding - 16,410,426 Shares                            $   41,026          $   41,026
  Paid-in Capital                                                 572,873             572,492
  Retained Earnings                                               246,584             186,441
           Total Common Shareholder's Equity                      860,483             799,959
  Cumulative Preferred Stock - Subject to Mandatory Redemption     25,000              25,000
  Long-term Debt                                                  924,545             959,786
           TOTAL CAPITALIZATION                                 1,810,028           1,784,745

OTHER NONCURRENT LIABILITIES                                       43,056              42,176

CURRENT LIABILITIES:
  Short-term Debt                                                  45,500              52,500
  Accounts Payable - General                                       28,279              34,631
  Accounts Payable - Affiliated Companies                          52,776              37,132
  Taxes Accrued                                                   143,477             141,831
  Interest Accrued                                                 13,936              14,355
  Energy Marketing and Trading Contracts                           87,911              13,682
  Other                                                            34,375              37,197
           TOTAL CURRENT LIABILITIES                              406,254             331,328

DEFERRED INCOME TAXES                                             447,607             442,100

DEFERRED INVESTMENT TAX CREDITS                                    44,716              48,710

DEFERRED CREDITS                                                   58,329              32,631

COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)

           TOTAL                                               $2,809,990          $2,681,690

COLUMBUS SOUTHERN POWER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                 Year Ended December 31,
                                                            1999         1998            1997
                                                                    (in thousands)
OPERATING ACTIVITIES:
  Net Income                                             $ 150,270    $ 133,044      $  119,379
  Adjustments for Noncash Items:
    Depreciation                                            94,962       91,426          90,959
    Deferred Federal Income Taxes                           10,481       17,101           5,250
    Deferred Investment Tax Credits                         (3,994)      (4,224)         (4,168)
    Deferred Fuel Costs (net)                                8,889      (11,311)         (6,115)
    Deferred Zimmer Plant Operating Expenses and
     Carrying Charges                                         -            -             16,097
  Changes in Certain Current Assets and Liabilities:
    Accounts Receivable (net)                                5,166       (5,910)        (47,966)
    Fuel, Materials and Supplies                            (7,777)      (8,226)         (4,900)
    Accrued Utility Revenues                                (7,990)      11,638         (19,939)
    Accounts Payable                                         9,292          476          16,459
  Payment of Disputed Tax and Interest
    Related to COLI                                         (2,240)     (37,243)           -
  Other (net)                                              (13,426)      29,776          (6,316)
          Net Cash Flows From Operating Activities         243,633      216,547         158,740

INVESTING ACTIVITIES:
  Construction Expenditures                               (115,321)    (114,979)       (108,931)
  Proceeds from Sale and Leaseback
    Transactions and Other                                   1,858        2,637           1,722
          Net Cash Flows Used For Investing Activities    (113,463)    (112,342)       (107,209)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt                                  -         111,075          86,172
  Retirement of Preferred Stock                               -            -            (52,953)
  Retirement of Long-term Debt                             (35,523)    (122,206)        (14,640)
  Change in Short-term Debt (net)                           (7,000)     (14,100)         14,800
  Dividends Paid on Common Stock                           (87,996)     (82,644)        (78,684)
  Dividends Paid on Cumulative Preferred Stock              (1,750)      (1,750)         (2,734)
          Net Cash Flows Used For Financing Activities    (132,269)    (109,625)        (48,039)

Net Increase (Decrease) in Cash and Cash Equivalents        (2,099)      (5,420)          3,492
Cash and Cash Equivalents January 1                          7,206       12,626           9,134
Cash and Cash Equivalents December 31                    $   5,107    $   7,206       $  12,626

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES:

Organization

     Columbus Southern Power Company (the Company or CSPCo) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company is engaged in the generation, purchase, sale, transmission and distribution of electric power serving 655,000 retail customers in its service territory in central and southern Ohio and does business as American Electric Power (AEP). Under the terms of the AEP System Power Pool (AEP Power Pool) and the AEP System Transmission Equalization Agreement, the Company's generation and transmission facilities are operated in conjunction with the facilities of certain other AEP affiliated utilities as an integrated utility system. The Company as a member of the AEP Power Pool shares in the revenues and costs of AEP Power Pool wholesale sales to neighboring utility systems and power marketers. The Company also sells wholesale power to municipalities.

     The Company's three wholly-owned subsidiaries, which are consolidated in these financial statements, are: Conesville Coal Preparation Company (CCPC) which provides coal washing services for one of the Company's generating stations; Simco Inc. which is engaged in leasing a coal conveyor system to CCPC; and Colomet, Inc. which is engaged in real estate activities on behalf of the Company.

Regulation

     As a subsidiary of AEP Co., Inc., the Company is subject to the regulation of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Retail rates are regulated by the Public Utilities Commission of Ohio (PUCO). The Federal Energy Regulatory Commission (FERC) regulates the Company's wholesale and transmission rates.

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

Allowance for Funds Used During Construction (AFUDC)

     AFUDC is a noncash nonoperating income item that is capitalized and recovered through depreciation over the service life of utility plant. It represents the estimated cost of borrowed and equity funds used to finance construction projects.
The amounts of AFUDC for 1999, 1998 and 1997 were not significant.

Depreciation

     Depreciation of electric utility plant is provided on a straight-line basis over the estimated useful lives of utility plant and is calculated largely through the use of composite rates by functional class. The annual composite depreciation rates for 1999, 1998 and 1997 are as follows:

Functional Class               Annual Composite
of Property                   Depreciation Rates
                            1999     1998     1997
Production                  3.2%     3.2%     3.2%
Transmission                2.3%     2.3%     2.3%
Distribution                3.7%     3.7%     3.7%
General                     3.3%     3.6%     3.4%



     Expenditures for the demolition and removal of plant are charged to the accumulated provision for depreciation and recovered through depreciation charges included in rates.

Cash and Cash Equivalents

     Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Operating Revenues and Fuel Costs

     Revenues include billed revenues as well as an accrual of electricity consumed but unbilled at month-end. Changes in retail jurisdictional fuel costs are deferred until reflected in revenues in later months through a fuel cost recovery mechanism. The deferral is amortized to fuel expense commensurate with its recovery in rates. Wholesale jurisdictional fuel cost changes are expensed and billed as incurred.

Energy Marketing and Trading Transactions

     The AEP Power Pool implements and administers power marketing and trading transactions (trading activities) in which the Company shares. Trading activities involve the sale of electricity under physical forward contracts at fixed and variable prices and the trading of electricity contracts including exchange traded futures and options, over-the-counter options and swaps. The majority of these transactions represent physical forward electricity contracts in the AEP System's traditional marketing area and are typically settled by entering into offsetting contracts. The net revenues from these regulated transactions in AEP Power Pool's traditional marketing area are included in operating revenues for ratemaking, accounting and financial and regulatory reporting purposes.

     In addition the AEP Power Pool enters into transactions for the purchase and sale of electricity options, futures and swaps, and for the forward purchase and sale of electricity outside of the AEP System's traditional marketing area. The Company's share of these non-regulated trading activities are included in nonoperating income.

     In the first quarter of 1999 the Company adopted the Financial Accounting Standards Board's Emerging Issues Task Force Consensus
(EITF) 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The EITF requires that all energy trading contracts be marked-to-market. The effect on the Consolidated Statements of Income of marking open trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP Power Pool's marketing area that are included in cost of service on a settlement basis for rate-making purposes. The Company's share of non-regulated open trading contracts are accounted for on a mark-to-market basis in nonoperating income. Unrealized mark-to-market gains and losses from trading activities are reported as assets and liabilities, respectively. The adoption of the EITF did not have a material effect on results of operations, cash flows or financial condition.

     The Company enters into contracts to manage the exposure to unfavorable changes in the cost of debt to be issued. These anticipatory debt instruments are entered into in order to manage the change in interest rates between the time a debt offering is initiated and the issuance of the debt (usually a period of 60 days). Gains or losses are deferred and amortized over the life of the debt issuance with the amortization included in interest charges. There were no such forward contracts outstanding at December 31, 1999 or 1998.

     See Note 11 - Financial Instruments, Credit and Risk
Management for further discussion.

Reclassification

     Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net income.

Income Taxes

     The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in rates (that is, deferred taxes are not included in the cost of service for determining regulated rates for electricity), deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

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


2.  RATE MATTERS:

     The Federal Energy Regulatory Commission (FERC) issued orders 888 and 889 in April 1996 which required each public utility that owns or controls interstate transmission facilities to file an open access network and point-to-point transmission tariff that offers services comparable to the utility's own uses of its transmission system. The orders also require utilities to functionally unbundle their services, by requiring them to use their own transmission service tariffs in making off-system and third-party sales. As part of the orders, the FERC issued a pro-forma tariff which reflects the Commission's views on the minimum non-price terms and conditions for non-discriminatory transmission service. The FERC orders also allow a utility to seek recovery of certain prudently-incurred stranded costs that result from unbundled transmission service.

     In July 1996, the AEP System companies filed an Open Access Transmission Tariff conforming with the FERC's pro-forma transmission tariff, subject to the resolution of certain pricing issues. The 1996 tariff incorporated transmission rates which were the result of a settlement of a pending rate case, but which were being collected subject to refund from certain customers who opposed the settlement and continued to litigate the reasonableness of AEP's transmission rates. On July 30, 1999, the FERC issued an order in the litigated rate case which would reduce AEP's rates for the affected customers below the settlement rate. AEP and certain of the affected customers have sought rehearing of the Commission's Order. The Company made a provision in September 1999 for its share of the refund including interest.

     On December 10, 1999, the AEP System filed a settlement agreement with the FERC resolving the issues on rehearing of the July 30, 1999 order. Under terms of the settlement, the AEP System will make refunds retroactive to September 7, 1993 to certain customers affected by the July 30, 1999 FERC order. The refunds will be made in two payments. The first payment was made February 2, 2000 pursuant to a FERC order granting AEP's request to make interim refunds. The remainder will be paid after the FERC issues a final order and approves a compliance filing that the AEP System will make pursuant to the final order. In addition, a new rate was made effective January 1, 2000, subject to FERC approval, for all transmission service customers and a future rate was established to take effect upon the consummation of the AEP and Central and South West Corporation merger unless a superseding rate is made effective prior to the merger.


3. EFFECTS OF REGULATION:

     In accordance with SFAS 71 the consolidated financial statements include regulatory assets (deferred expenses) and regulatory liabilities (deferred income) recorded in accordance with regulatory actions in order to match expenses and revenues from cost-based rates in the same accounting period. Regulatory assets are expected to be recovered in future periods through the rate-making process and regulatory liabilities are expected to reduce future cost recoveries. Among other things, application of SFAS 71 requires that the Company's regulated rates be cost-based and the recovery of regulatory assets must be probable. Management has reviewed all the evidence currently available and concluded that the Company continues to meet the requirements to apply SFAS
71. In the event a portion of the Company's business no longer met those requirements, net regulatory assets would have to be written off for that portion of the business and assets attributable to that portion of the business would have to be tested for possible impairment and, if required, an impairment loss recorded unless the net regulatory assets and impairment losses are recoverable as a stranded cost. (See Note 4 "Ohio Restructuring Legislation.")

     Recognized regulatory assets and liabilities are comprised of the following:
                                       December 31,
                                     1999       1998
                                      (in thousands)
Regulatory Assets:
  Amounts Due From Customers For
    Future Income Taxes            $243,031   $248,115
  Deferred Zimmer Plant
    Carrying Charges                 42,826     42,841
  Unamortized Loss On
    Reacquired Debt                  23,307     26,537
  Other                              29,939     35,876
  Total Regulatory Assets          $339,103   $353,369

Regulatory Liabilities:
  Deferred Investment Tax Credits   $44,716    $48,710
  Other*                             37,621     26,052
  Total Regulatory Liabilities      $82,337    $74,762

* Included in Deferred Credits on the Consolidated Balance Sheets.


4. OHIO RESTRUCTURING LEGISLATION:

     The Ohio Electric Restructuring Act of 1999 (the Act) became law in October 1999. The Act provides for customer choice of electricity supplier, a residential rate reduction of 5% for the generation portion of rates and a freezing of generation rates including fuel rates beginning on January 1, 2001. The Act also provides for a five-year transition period to move from cost-based rates to market pricing for generation services. It authorizes the PUCO to address certain major transition issues including unbundling of rates and the recovery of transition costs. Under the Act, transition costs can include regulatory assets, generating asset impairments and other stranded costs, employee severance and retraining costs, consumer education costs and other costs. Stranded generation costs are those costs of generation above the market price for electricity that potentially would not be recoverable in a competitive market.

     Retail electric services that will be competitive are defined in the Act as electric generation service, aggregation service and power marketing and brokering. Under the legislation the PUCO is granted broad oversight responsibility and is required by the Act to promulgate rules for competitive retail electric generation service and transition plan filings. The Act also gives the PUCO authority to approve a transition plan for each electric utility company and sets a deadline of no later than October 31, 2000 for those approvals.

     The Act provides that electric utilities in Ohio with an opportunity to recover PUCO approved allowable transition costs through generation rates paid through December 31, 2005 by customers who do not switch generation suppliers and through a transition charge for customers who switch generation suppliers. Recovery of the regulatory asset portion of transition costs can, under certain circumstances, extend beyond the five-year transition period but cannot continue beyond December 31, 2010.

     The Act also provides for a reduction in property tax assessments, the imposition of franchise and income taxes, and the replacement of a gross receipts tax with a kilowatt hour (kwh) based excise tax. The property tax assessment percentage on generation property will be lowered from 100% to 25% of value effective January 1, 2001 and electric utilities will become subject to the Ohio Corporate Franchise Tax and municipal income taxes on January 1, 2002. The last year for which electric utilities will pay the excise tax based on gross receipts is the tax year ending April 30, 2002. As of May 1, 2001 electric distribution companies will be subject to an excise tax based on kwh sold to Ohio customers. The gross receipts tax is paid at the beginning of the tax year, deferred as a prepaid expense and amortized to expense during the tax year pursuant to the tax law whereby the payment of the tax results in the privilege to conduct business in the year following the payment of the tax. The change in the tax law to impose an excise tax based on kwh sold to Ohio customers commencing before the expiration of the gross receipts tax privilege period will result in a 12 month period when the Company is recording as an expense both the gross receipts tax and the excise tax. In the Company's Ohio transition plan filing, recovery of $40 million was sought for this overlap of the gross receipts and excise taxes.

     The Company filed its transition plan with the PUCO on December 30, 1999. The filing included the following elements:

     a rate unbundling plan including tariff terms and conditions necessary for restructuring, a corporate separation plan, an application for transition revenues, a plan for independent operation of transmission facilities and other components for the implementation of restructuring.

     Under the rate unbundling plan in the transition plan filing, the Company will offer two transition period tariffs beginning January 1, 2001, the standard tariff and the open access distribution tariff. The proposed standard tariff applies to customers who do not choose an alternative energy supplier. This tariff schedule includes detailed charges for generation, transmission and distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. Taxes include charges for municipal income, excise and franchise taxes and tax credits for gross receipts and property taxes. For customers who choose an alternative electric supplier, the proposed open access distribution tariff will apply. This tariff includes charges for transmission and distribution and riders to fund universal service, to promote energy efficiency and to recover regulatory assets and taxes. These riders are the same as those in the standard tariff except there is no property tax credit.

     The corporate separation plan contains proposals for the Company to establish separate subsidiaries to own and operate the transmission and distribution assets. The Company will retain generation related assets. The separation plan will be implemented in a manner that recognizes the current overlap of financing arrangements. This would permit an orderly and economically efficient separation of generation from transmission and distribution so that additional transition costs can be minimized from premature unwinding of existing financial instruments. Prior to the actual legal separation, the Company will functionally separate generation from transmission and distribution.

     An application to receive transition revenues was included in the Company's transition plan filing. It requests recovery of stranded generation costs over a five year period and recovery of generation-related regulatory assets of $363 million over a 10-year period. The amount requested for recovery of regulatory assets includes current and new regulatory assets including those arising from compliance with the Act.

     Included in the transition plan is a proposal to implement independent operation of the transmission system. The Company proposes to join a regional transmission organization whose approval is currently pending before the FERC. A project timeline for activities to implement operational support systems and other technical implementation issues to arrive at and support a competitive electricity market are included in the transition plan.

     The Company plans to provide severance, retraining, early retirement, retention, outplacement and other assistance for displaced employees. At this time no employees are identified as affected by electric utility restructuring. Consequently, recovery of such costs was not requested in transition revenues as filed with the transition plan.

     The transition plan includes a consumer education plan which will be implemented in conjunction with other electric utilities and the PUCO staff. The transition plan also has terms and conditions for changing suppliers and the commitment of time a customer must accept in a service contract which are two features necessary to accommodate restructuring.

     A proposed shopping incentive in the transition plan represents the lower of the market price or the unbundled generation rate in current tariff schedules.

     As discussed in Note 3, "Effects of Regulation," the Company defers as regulatory assets and liabilities certain expenses and revenues consistent with the regulatory process in accordance with SFAS 71. Management has concluded that as of December 31, 1999 the requirements to apply SFAS 71 continue to be met since the Company's rates for generation will continue to be cost-based regulated until the PUCO takes action on the transition plan and the proposed tariff schedules contained in it as provided in the Act. The establishment of rates and charges under the transition plan should enable the Company to determine its ability to recover regulatory assets, transition costs and other stranded costs, a requirement to discontinue application of SFAS 71.

     When the transition plan and tariff schedules are approved, the application of SFAS 71 will be discontinued for the Ohio retail jurisdictional portion of the generation business. At that time the Company will have to write-off its Ohio jurisdictional generation-related regulatory assets to the extent that they cannot be recovered under the tariff schedules in the transition plan approved by the PUCO and record any asset impairments in accordance with SFAS 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of." An impairment loss would be recorded to the extent that the cost of generation assets cannot be recovered through generation-related revenues during the transition period and future market prices. Until the PUCO completes its regulatory process and issues an order related to the Company's transition plan, it is not possible for management to determine if any of the Company's generating assets are impaired in accordance with SFAS 121. The amount of regulatory assets recorded on the books at December 31, 1999 applicable to the Ohio retail jurisdictional generating business is $305 million before related tax effects. Recovery of these regulatory assets and an estimated asset impairment are being sought as a part of the Company's Ohio transition plan filing.

     A determination of whether the Company will experience any asset impairment loss regarding its Ohio retail jurisdictional generating assets and any loss from a possible inability to recover Ohio generation-related regulatory assets and other transition costs cannot be made until the PUCO takes action on the Company's transition plan. Management is seeking full recovery of generation-related regulatory assets, stranded costs and other transition costs in its transition plan filing. The PUCO is required to complete its regulatory process including review of the Company's transition plan filing and issue a transition order no later than October 31, 2000. Should the PUCO fail to fully approve the Company's transition plan and its tariff schedules which include recovery of the Company's generation-related regulatory assets, stranded costs and other transition costs, it could have a material adverse effect on results of operations, cash flows and possibly financial condition.


5. COMMITMENTS AND CONTINGENCIES:

Construction and Other Commitments

     Substantial construction commitments have been made to support the Company's utility operations and are estimated to be $395 million for 2000-2002.

     Long-term fuel supply contracts contain clauses that provide for periodic price adjustments. The PUCO has a fuel clause mechanism that provides for deferral and subsequent recovery or refund of changes in the cost of fuel with commission review and approval. The fuel supply contracts are for various terms, the longest of which extends to 2007, and contain various clauses that would release the Company from its obligation under certain force majeure conditions.

Federal EPA Complaint and Notice of Violation - Under the Clean Air Act, if a plant undertakes a major modification that directly results in an emissions increase, permitting requirements might be triggered and the plant may be required to install additional pollution control technology. This requirement does not apply to activities such as routine maintenance, replacement of degraded equipment or failed components, or other repairs needed for the reliable, safe and efficient operation of the plant.

     On November 3, 1999 the Department of Justice, at the request of the United States (U.S.) Environmental Protection Agency (Federal EPA), filed a complaint in the U.S. District Court for the Southern District of Ohio that alleges the Company and certain other affiliated utilities made modifications to generating units at certain of their coal-fired generating plants over the course of the past 25 years that extend unit operating lives or increase unit generating capacity without a preconstruction permit in violation of the Clean Air Act. Federal EPA also issued Notices of Violation to other AEP companies alleging similar violations at certain AEP plants. A number of unaffiliated utilities also received Notices of Violation, complaints or administrative orders.

     The states of New Jersey, New York and Connecticut were subsequently granted leave to intervene in the Federal EPA's action against the Company under the Clean Air Act. On November 18, 1999 a number of environmental groups filed a lawsuit against power plants owned by the Company alleging similar violations to those in the Federal EPA complaint and Notices of Violation. This action has been consolidated with the Federal EPA action.

     The Clean Air Act authorizes civil penalties of up to $27,500 per day per violation at each generating unit ($25,000 per day prior to January 30, 1997). Civil penalties, if ultimately imposed by the court, and the cost of any required new pollution control equipment, if the court accepts Federal EPA's contentions, could be substantial.

     Management believes its maintenance, repair and replacement activities were in conformity with the Clean Air Act and intends to vigorously pursue its defense of this matter.

     In the event the Company does not prevail, any capital and operating costs of additional pollution control equipment that may be required as well as any penalties imposed would adversely affect future results of operations, cash flows and possibly financial condition unless such costs can be recovered through regulated rates, transition charges and/or reflected in the future market prices of electricity.

Litigation

     The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance
(COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deductions through December 31, 1999 would reduce earnings by approximately $43 million (including interest).

     The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-98 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the consolidated balance sheet in other property and investments pending the resolution of this matter. The Company is seeking refund through litigation of all amounts paid plus interest.

     In order to resolve this issue, the Company filed suit against the United States in the U.S. District Court for the Southern District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deduction should be disallowed. Notwithstanding the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, it will have a material adverse impact on results of operations, cash flows and possibly financial condition.

     The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.


6. SUBSEQUENT EVENT - NOx REDUCTIONS (March 3, 2000):

     On March 3, 2000, the U.S. Court of Appeals for the District of Columbia Circuit (Appeals Court) issued a decision generally upholding Federal EPA's final rule (the NOx rule) that requires substantial reductions in nitrogen oxide (NOx) emissions in 22 eastern states, including Ohio where the Company's generating plants are located. A number of utilities, including the Company, had filed petitions seeking a review of the final rule in the Appeals Court. On May 25, 1999, the Appeals Court had indefinitely stayed the requirement that states develop revised air quality programs to impose the NOx reductions but did not, however, stay the final compliance date of May 1, 2003.

     On April 30, 1999, Federal EPA took final action with respect to petitions filed by eight northeastern states pursuant to the Clean Air Act (Section 126 Rule). The rule approved portions of the states' petitions and imposed NOx reduction requirements on AEP System generating units which are approximately equivalent to the reductions contemplated by the NOx Rule. The AEP System companies with generating plants, as well as other utility companies, filed a petition in the Appeals Court seeking review of Federal EPA's approval of the northeastern states' petitions. In 1999, three additional northeastern states and the District of Columbia filed petitions with Federal EPA similar to those originally filed by the eight northeastern states. Since the petitions relied in part on compliance with an 8-hour ozone standard remanded by the Appeals Court in May 1999, Federal EPA indicated its intent to decouple compliance with the 8-hour standard and issue a revised rule.

     On December 17, 1999, Federal EPA issued a revised Section 126 Rule not based on the 8-hour standard and ordered 392 industrial facilities, including certain coal-fired generating plants owned by the Company, to reduce their NOx emissions by May 1, 2003. This rule approves portions of the petitions filed by four northeastern states which contend that their failure to meet Federal EPA smog standards is due to emissions from upwind states' industrial and coal-fired generating facilities.

     Preliminary estimates indicate that compliance with the NOx rule upheld by the Appeal Court could result in required capital expenditures of approximately $136 million for the Company. Since compliance costs cannot be estimated with certainty, the actual cost to comply could be significantly different than the Company's preliminary estimate depending upon the compliance alternatives selected to achieve reductions in NOx emissions. Unless such costs are recovered from customers through regulated rates, transition charges and/or reflected in the future market price of electricity, they will have an adverse effect on future results of operations and cash flows and possibly financial condition.


7. RELATED PARTY TRANSACTIONS:

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

     Operating revenues include $15.1 million in 1999, $20.1 million in 1998 and $18.6 million in 1997 for energy supplied to the AEP Power Pool.

     Since the Company's internal peak demand exceeds its generating capacity, charges for AEP Power Pool capacity reservation, which is a charge for the right to receive power even if the power is not taken, and charges for energy received from the AEP Power Pool were included in purchased power expense as follows:

                           Year Ended December 31,
                          1999       1998       1997
                                 (in thousands)

Capacity Charges        $114,794   $ 98,042   $ 82,536
Energy Charges            84,780     69,577     74,416

     Total              $199,574   $167,619   $156,952

     The AEP Power Pool allocated operating revenues, purchased power expense and nonoperating income to the Company. Power marketing and trading operations, which are described in Note 1, are conducted by the AEP Power Pool and shared with the Company. Net trading transactions are included in operating revenues if the trading transactions are within the AEP Power Pool's traditional marketing area and are recorded in nonoperating income if the net trading transactions are outside of the AEP Power Pool's traditional marketing area. The total amounts allocated by the AEP Power Pool, which includes amounts for power marketing and trading transactions, are as follow:

                            Year Ended December 31,
                            1999       1998      1997
                                  (in thousands)
Operating Revenues        $103,962   $109,963  $63,635
Purchased Power Expense     60,926     62,728   13,209
Nonoperating Income (Loss)   1,914     (6,335)     (44)

     Purchased power expense includes $6.0 million in 1999, $5.9 million in 1998 and $6.1 million in 1997 for energy bought from the Ohio Valley Electric Corporation, an affiliated company that is not a member of the AEP Power Pool.

     The Company participates in the AEP Transmission Equalization Agreement along with other AEP System electric operating utility companies. This agreement combines certain AEP System companies' investments in transmission facilities and shares the costs of ownership in proportion to the System companies' respective peak demands. Pursuant to the terms of the agreement, since the Company's relative investment in transmission facilities is less than its relative peak demand, other operation expense includes equalization charges of $39.0 million, $35.6 million and $29.9 million in 1999, 1998 and 1997, respectively.

     American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including the Company. The costs of the services are billed by AEPSC to its affiliated companies on a direct-charge basis whenever possible and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

8. STAFF REDUCTIONS:

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

     Severance accruals totaling $3.4 million were recorded by the Company in December 1998 for reductions in power generation and energy delivery staffs and were charged to other operation expense in the Consolidated Statements of Income. In the first quarter of 1999 the power generation and energy delivery staff reductions were made. The amount of severance benefits paid was not significantly different from the amount accrued.


9. BENEFIT PLANS:

     The Company and its subsidiaries participate in the AEP System qualified pension plan, a defined benefit plan which covers all employees. Net pension credits for the years ended December 31, 1999 and 1998 were $4.9 million and $1.4 million, respectively. Pension costs were not significant in 1997.

     Postretirement benefits other than pensions are provided for retired employees for medical and death benefits under an AEP
System plan. The annual accrued costs were $8.6 million in 1999 and $7.5 million in 1998 and 1997.

     A defined contribution employee savings plan required that the Company make contributions to the plan totaling $1.7 million in 1999, $1.8 million in 1998 and $1.9 million in 1997.


10. SEGMENT INFORMATION:

     Effective December 31, 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has one reportable segment, a regulated vertically integrated electricity generation and energy delivery business. All other activities are insignificant. The Company's operations are managed on an integrated basis because of the substantial impact of bundled cost-based rates and regulatory oversight on business processes, cost structures and operating results. Included in the regulated electric utility segment is the power marketing and trading activities that are discussed in Note
1. For the years ended December 31, 1999, 1998 and 1997, all of the Company's revenues are derived from the generation, sale and delivery of electricity in the U.S.


11. FINANCIAL INSTRUMENTS, CREDIT AND RISK MANAGEMENT:

     The Company is subject to market risk as a result of changes in electricity commodity prices and interest rates. The Company through its membership in the AEP Power Pool participates in a power marketing and trading operation that manages the exposure to electricity commodity price movements using physical forward purchase and sale contracts at fixed and variable prices, and financial derivative instruments including exchange traded futures and options, over-the-counter options, swaps and other financial derivative contracts at both fixed and variable prices. Physical forward electricity contracts within the AEP System's traditional marketing area are recorded on a net basis as operating revenues in the month when the physical contract settles. The Company's share of the net gains from these regulated transactions for the years ended December 31, 1999 and 1998 are $4 million and $19 million, respectively. These activities were not material in 1997.

     Non-regulated physical forward electricity contracts outside AEP's traditional marketing area, and all financial electricity trading transactions where the underlying physical commodity is outside AEP's traditional marketing area are marked to market and recorded in nonoperating income. These non-regulated open trading contracts are accounted for on a mark-to-market basis in non-operating income. The Company's share of the net gains (losses) from these non-regulated trading transactions for the year ended December 31, 1999 and 1998 are $2 million and $(6) million, respectively.

     In the first quarter of 1999 the Company adopted EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." The EITF requires that all energy trading contracts be marked-to-market. The effect on the Consolidated Statements of Income of marking open regulated trading contracts to market is deferred as regulatory assets or liabilities for those open trading transactions within the AEP Power Pool's marketing area that are included in the cost of service on a settlement basis for rate-making purposes. The unrealized mark-to-market gains and losses from trading of financial instruments are reported as assets and liabilities, respectively. These activities were not material in prior periods.

     The Company is exposed to risk from changes in interest rates primarily due to short-term and long-term borrowings used to fund its business operations. The debt portfolio has both fixed and variable interest rates with terms from one day to 28 years and an average duration of seven years at December 31, 1999. A near term change in interest rates should not materially affect results of operations or financial position since the Company would not expect to liquidate its entire debt portfolio in a one year holding period.

Market Valuation

     The book value of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate fair value because of the short-term maturity of these instruments.

     The book value amounts and fair values of the Company's significant financial instruments at December 31, 1999 and 1998 are summarized in the following table. The fair values of long-term debt and preferred stock are based on quoted market prices for the same or similar issues and the current dividend or interest rates offered for instruments of the same remaining maturities. The fair value of those financial instruments that are marked-to-market are based on management's best estimates using over-the-counter quotations, exchange prices, volatility factors and valuation methodology. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

                       Book Value  Fair Value
                           (in thousands)
Non-Derivatives

Long-term Debt
  1999                  $925,000   $  889,000

  1998                   959,800    1,011,600

Preferred Stock
  1999                    25,000       25,438

  1998                    25,000       25,900

Derivatives
                      1999                             1998
                Notional   Fair     Average      Notional   Fair     Average
                 Amount    Value   Fair Value     Amount    Value   Fair Value
                                    (Dollars in thousands)
Trading Assets
                  GWH                              GWH
Electric
  NYMEX Futures
   and Options        40   $    312  $   159
  Physicals       12,503    103,794   91,570      10,161   $7,900     $ 7,100
  Options          1,116      7,369   11,140         673    5,500      13,500
  Swaps               32         70       56          48      600         200

Trading Liabilities

                  GWH                              GWH
Electric
  NYMEX Futures
   and Options      -          -        -            122   (1,200)       (300)
  Physicals       13,449     96,748   88,194      10,010   (8,600)     (8,000)
  Options          1,602      7,717   10,114         509   (4,900)    (12,600)
  Swaps               32         64       53          85   (1,300)       (300)

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

12. COMMON OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES:

     The Company jointly owns, as tenants in common, four generating units and transmission facilities with two unaffiliated companies. Each of the participating companies is obligated to pay its share of the costs of any such jointly owned facilities in the same proportion as its ownership interest. The Company's proportionate share of the operating costs associated with such facilities is included in the Consolidated Statements of Income and the investments are reflected in the accompanying Consolidated Balance Sheets under utility plant as follows:

                                                                              Company's Share
                                                                                         December 31,

                                                               1999                        1998
                                                 Percent      Utility    Construction     Utility   Construction
                                                   of          Plant         Work          Plant         Work
                                                Ownership   in Service   in Progress    in Service   in Progress
                                                                               (in thousands)
Production:
  W.C. Beckjord Generating Station (Unit No. 6)    12.5       $ 13,919      $   390       $ 13,869      $  211
  Conesville Generating Station (Unit No. 4)       43.5         80,433           80         80,029       1,616
  J.M. Stuart Generating Station                   26.0        184,168        3,620        182,564       2,532
  Wm. H. Zimmer Generating Station                 25.4        701,054        6,030        699,704       3,978
                                                              $979,574      $10,120       $976,166      $8,337

Transmission                                        (a)        $60,333       $1,210        $59,668      $1,151

(a) Varying percentages of ownership.

     At December 31, 1999 and 1998, the accumulated depreciation with respect to the Company's share of jointly owned facilities amounted to $361.1 million and $331.9 million, respectively.

13. FEDERAL INCOME TAXES:
     The details of federal income taxes as reported are as follows:

                                                                         Year Ended December 31,
                                                              1999                  1998                  1997
                                                                               (in thousands)
Charged (Credited) to Operating Expenses (net):
  Current                                                    $79,409                $62,120             $ 69,619
  Deferred                                                     9,737                 17,612                5,678
  Deferred Investment Tax Credits                             (3,432)                (3,498)              (3,577)
        Total                                                 85,714                 76,234               71,720
Charged (Credited) to Nonoperating Income (net):
  Current                                                     (3,210)                (3,795)                (941)
  Deferred                                                       744                   (511)                (428)
  Deferred Investment Tax Credits                               (562)                  (726)                (591)
        Total                                                 (3,028)                (5,032)              (1,960)

Total Federal Income Taxes as Reported                       $82,686                $71,202             $ 69,760

     The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory tax rate, and the amount of federal income taxes reported.

                                                                        Year Ended December 31,
                                                               1999                  1998                 1997
                                                                                 (in thousands)

Net Income                                                   $150,270              $133,044            $119,379
Federal Income Taxes                                           82,686                71,202              69,760
Pre-tax Book Income                                          $232,956              $204,246            $189,139

Federal Income Taxes on Pre-tax Book Income at
  Statutory Rate (35%)                                        $81,535               $71,486             $66,199
Increase (Decrease) in Federal Income Taxes
  Resulting From the Following Items:
    Depreciation                                                8,846                 8,604               8,651
    Investment Tax Credits (net)                               (3,994)               (4,224)             (4,168)
    Other                                                      (3,701)               (4,664)               (922)
Total Federal Income Taxes as Reported                        $82,686               $71,202             $69,760

Effective Federal Income Tax Rate                                35.5%                 34.9%               36.9%

     The following tables show the elements of the net deferred tax liability and the significant temporary differences giving rise to such deferrals:
                                      December 31,
                                   1999         1998
                                    (in thousands)

Deferred Tax Assets             $  79,510    $  79,374
Deferred Tax Liabilities         (527,117)    (521,474)
  Net Deferred Tax Liabilities  $(447,607)   $(442,100)

Property Related Temporary
  Differences                   $(352,805)   $(346,483)
Amounts Due From Customers For
  Future Federal Income Taxes     (85,078)     (86,822)
All Other (net)                    (9,724)      (8,795)
  Net Deferred Tax Liabilities  $(447,607)   $(442,100)

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

     The AEP System has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of interest deductions related to AEP's corporate owned life insurance program, which is discussed under the heading "Litigation" in Note 5, management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on results of operations.


14. COMMON SHAREHOLDER'S EQUITY:

     In 1999, 1998 and 1997 net changes to paid-in capital of $381,000, $380,000 and $(2,597,000), respectively, represented gains and expenses associated with cumulative preferred stock transactions. There were no other material transactions affecting the common stock and paid-in capital accounts in 1999, 1998 and 1997.

15.  CUMULATIVE PREFERRED STOCK:

     At December 31, 1999, authorized shares of cumulative preferred stock were as follows:

                       Par Value                     Shares Authorized
                        $100                           2,500,000
                          25                           7,000,000

     The cumulative preferred stock outstanding is subject to mandatory redemption and has an involuntary liquidation preference of par value. The Company redeemed 500,000 shares of the 7-7/8% Series Cumulative Preferred Stock in 1997.

            Call Price                                         Shares                             Amount
            December 31,               Par                   Outstanding                       December 31,
Series          1999                  Value                December 31, 1999               1999            1998
                                                                                             (in thousands)
7%               (a)                   $100                      250,000                  $25,000          $25,000

(a) Commencing in 2000, a sinking fund will require the redemption of 50,000 shares at $100 a share on or before August 1 of each year.
The Company has the right, on each sinking fund date, to redeem an additional 50,000 shares. Redemption of this series is prohibited prior to August 1, 2000. The sinking fund provisions of the 7% series aggregate $5,000,000, in 2000, 2001, 2002, 2003 and 2004.


16.  LONG-TERM DEBT AND LINES OF CREDIT:

     Long-term debt by major category was outstanding as follows:
                                     December 31,
                                 1999            1998
                                    (in thousands)
First Mortgage Bonds           $562,327       $597,847
Installment Purchase Contracts   91,112         91,058
Senior Unsecured Notes          159,212        159,105
Junior Debentures               111,894        111,776
  Total                        $924,545       $959,786

     First mortgage bonds outstanding were as follows:

                                    December 31,
                                1999           1998
                                  (in thousands)
% Rate  Due
7.25    2002 - October 1      $ 75,000       $ 75,000
7.15    2002 - November 1       20,000         20,000
6.80    2003 - May 1            50,000         50,000
6.60    2003 - August 1         40,000         40,000
6.10    2003 - November 1       20,000         20,000
6.55    2004 - March 1          50,000         50,000
6.75    2004 - May 1            50,000         50,000
8.70    2022 - July 1           35,000         35,000
8.40    2022 - August 1         15,000         15,000
8.55    2022 - August 1         15,000         15,000
8.40    2022 - August 15        25,500         25,500
8.40    2022 - October 15       15,000         15,000
7.90    2023 - May 1            50,000         50,000
7.75    2023 - August 1         33,000         40,000
7.45    2024 - March 1          30,000         50,000
7.60    2024 - May 1            41,000         50,000
Unamortized Discount            (2,173)        (2,653)
  Total                       $562,327       $597,847

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

     Installment purchase contracts have been entered into in connection with the issuance of pollution control revenue bonds by the Ohio Air Quality Development Authority as follows:

                                      December 31,
                                  1999          1998
                                    (in thousands)
% Rate Due
6-3/8  2020 - December 1        $48,550      $48,550
6-1/4  2020 - December 1         43,695       43,695
Unamortized Discount             (1,133)      (1,187)
  Total                         $91,112      $91,058

     Under the terms of the installment purchase contracts, the Company is required to pay amounts sufficient to enable the payment of interest on and the principal of related pollution control revenue bonds issued to finance the Company's share of construction of pollution control facilities at the Zimmer Plant.

     Senior Unsecured Notes are composed of the following:

                                     December 31,
                                  1999          1998
                                    (in thousands)
% Rate Due
6.85   2005 - October 3         $ 48,000      $ 48,000
6.51   2008 - February 1          52,000        52,000
6.55   2008 - June 26             60,000        60,000
Unamortized Discount                (788)         (895)
  Total                         $159,212      $159,105

     Junior debentures are composed of the following:

                                     December 31,
                                  1999          1998
                                    (in thousands)
% Rate Due
8-3/8  2025 - September 30      $ 75,000      $ 75,000
7.92   2027 - March 31            40,000        40,000
Unamortized Discount              (3,106)       (3,224)
  Total                         $111,894      $111,776

     Interest may be deferred and payment of principal and interest on the junior debentures is subordinated and subject in right to the prior payment in full of all senior indebtedness of the Company.

     At December 31, 1999 future annual long-term debt payments are as follows:
                                       Amount
                                   (in thousands)

  2000                               $   -
  2001                                   -
  2002                                 95,000
  2003                                110,000
  2004                                100,000
  Later Years                         626,745
    Total Principal Amount            931,745
  Unamortized Discount                 (7,200)
      Total                          $924,545

     Short-term debt borrowings are limited by provisions of the 1935
Act to $350 million. Lines of credit are shared with AEP System companies and at December 31, 1999 and 1998 were available in the amounts of $1,056 million and $763 million, respectively.
The short-term bank lines of credit require the payment of facility fees and donot require compensating balances.
Outstanding short-term debt consisted of:

                                          Year-end
                             Balance      Weighted
                          Outstanding     Average
                        (in thousands) Interest Rate

December 31, 1999:
  Commercial Paper          $45,500         6.5%

December 31, 1998:
  Commercial Paper          $52,500         6.4%


17.  SUPPLEMENTARY INFORMATION:

                               Year Ended December 31,
                              1999      1998      1997
                                   (in thousands)
Cash was paid for:
  Interest (net of
    capitalized amounts)     $72,007   $73,917   $74,248
  Income Taxes                71,809    53,410    70,870

Noncash Acquisitions under
 Capital Leases                6,855    11,107     8,568


18.  LEASES:

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

     Lease rentals for both operating and capital leases are generally charged to operating expenses in accordance with rate-making treat-ment. The components of rental costs are as follows:

                             Year Ended December 31,
                             1999      1998      1997
                                 (in thousands)

Operating Leases           $ 5,687   $ 8,107   $ 6,279
Amortization of Capital
 Leases                      7,427     6,530     6,675
Interest on Capital Leases   2,720     2,626     2,022
  Total Rental Costs       $15,834   $17,263   $14,976

     Properties under capital leases and related obligations recorded on the Consolidated Balance Sheets are as follows:

                                                    December 31,
                                                   1999      1998
                                                   (in thousands)

 Electric Utility Plant Under Capital Leases      $60,469   $59,687
 Other Property Under Capital Leases                2,917     2,699
 Total Properties Under Capital Leases             63,386    62,386
 Accumulated Amortization                          23,116    20,024
 Net Properties Under Capital Leases              $40,270   $42,362

 Obligations Under Capital Leases*:
 Noncurrent Liability                             $33,031   $35,335
 Liability Due Within One Year                      7,239     7,027
 Total Capital Lease Obligations                  $40,270   $42,362

* Represents the present value of future minimum lease payments.

     Capital lease obligations are included in other noncurrent liabilities and other current liabilities on the Consolidated Balance
Sheets. Properties under operating leases and related obligations are not included in the Consolidated Balance Sheets.

     Future minimum lease payments consisted of the following at December 31, 1999:

                                                                                         Non-
                                                                                         cancelable
                                                                              Capital    Operating
                                                                              Leases     Leases
                                                                                (in thousands)
  2000                                                                        $ 9,777    $ 4,575
  2001                                                                          8,771      4,318
  2002                                                                          7,589        774
  2003                                                                          5,976        735
  2004                                                                          4,723        735
  Later Years                                                                  14,419      3,555
  Total Future Minimum Lease Payments                                          51,255    $14,692
  Less Estimated Interest Element                                              10,985
  Estimated Present Value of Future Minimum Lease Payments                    $40,270


19.  UNAUDITED QUARTERLY FINANCIAL INFORMATION:

Quarterly Periods  Operating   Operating      Net
     Ended          Revenues    Income      Income
                             (in thousands)
1999
 March 31           $279,067    $46,047    $27,418
 June 30             301,419     54,473     34,559
 September 30        368,946     83,478     63,719
 December 31         280,562     38,792     24,574

1998
 March 31           $266,399    $45,229    $25,645
 June 30             298,263     57,151     38,742
 September 30        361,405     74,263     52,291
 December 31         261,678     35,568     16,366


